UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes financial statements and their related notes for the nine-month period ended December 31, 2012 filed by Sociedad Química y Minera de Chile S.A. before the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros) on March 5, 2012.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                            No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_________

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS

For the year ended

December 31, 2012

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A. AND SUBSIDIARIES

In Thousands of United States Dollars

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

This document includes:

-	Independent Auditor’s Report

-	Consolidated Classified Statements of Financial Position

-	Consolidated Statements of Income by Function

-	Consolidated Statements of Comprehensive Income

-	Consolidated Statements of Cash Flows

-	Statements of Changes in Equity

-	Notes to the Consolidated Financial Statements

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

pwc

INDEPENDENT AUDITOR'S REPORT

Santiago, March 5, 2013

To the Shareholders and Directors
Sociedad Química y Minera de Chile S.A.

We have audited the accompanying consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, which comprise the consolidated statement of financial position as of December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes the design, implementation and maintenance of relevant internal controls for the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. Consequently, we do not express such an opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

PricewaterhouseCoopers, Av. Andrés Bello 2711 – Pisos 2, 3, 4 y 5, Las Condes – Santiago, Chile
RUT: 81.513.400-1 – Teléfono: (56) (2) 940 0000 – www.pwc.cl

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

pwc

Santiago, March 5, 2013
Sociedad Química y Minera de Chile S.A.
2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sociedad Química y Minera de Chile S.A. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and cash flows for the years then ended in accordance with International Financial Reporting Standards.

Javier Gatica Menke
RUT: 7.003.684-3

PricewaterhouseCoopers

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com

Sociedad Química y Minera de Chile S.A. and subsidiaries

Table of Contents – Consolidated Financial Statements

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	1

Sociedad Química y Minera de Chile S.A. and subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	2

Sociedad Química y Minera de Chile S.A. and subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	3

Sociedad Química y Minera de Chile S.A. and subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	4

Sociedad Química y Minera de Chile S.A. and subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

20	Revenue	147

21	Earnings per share	147

22	Borrowing costs	148

23	Effect of fluctuations on foreign currency exchange rates	149

24	Environment
	24.1 Disclosures on disbursements related to the environment	150
	24.2 Detail of information on disbursements related to the environment	151
	24.3 Description of each project indicating whether these are in process or have been finished	168

25	Other current and non-current non-financial assets	175

26	Operating segments
	26.1 Operating segments	177
	26.2 Operating segments disclosures	179
	26.3 Statement of comprehensive income classified by operating segments based on groups of products	181
	26.4 Revenue from transactions with other company operating segments	183
	26.5 Disclosures on geographical areas	184
	26.6 Disclosures on main customers	184
	26.7 Segments by geographical areas	185
	26.8 Property, plant and equipment classified by geographical areas	186

27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature
	27.1 Revenue	187
	27.2 Cost of sales	187
	27.3 Other income	188
	27.4 Administrative expenses	188
	27.5 Other expenses by function	189
	27.6 Other income (expenses)	189
	27.7 Summary of expenses by nature	190

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	5

Sociedad Química y Minera de Chile S.A. and subsidiaries

Table of Contents – Consolidated Financial Statements (continued)

Note		Page

28	Income tax and deferred taxes
	28.1 Current tax assets	191
	28.2 Current tax liabilities	192
	28.3 Tax earnings	192
	28.4 Income tax and deferred taxes	193

29	Disclosures on the effects of fluctuations in foreign currency exchange rates	202

30	3.14 Consolidated statement of cash flows	207

31	Subsequent events
	31.1 Authorization of the financial statements	208
	31.2 Disclosures on events occurring after the reporting date	209
	31.3 Detail of dividends declared after the reporting date	209

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	6

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION

ASSETS	Note No.	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	7.1	324,353	444,992
Other current financial assets	10.1	316,103	169,261
Other current non-financial assets	25	67,820	63,792
Trade and other receivables, current	10.2	510,616	412,062
Trade receivables due from related parties, current	9.6	101,372	117,139
Current inventories	8	896,236	744,402
Current tax assets	28.1	30,234	4,765
Total current assets		2,246,734	1,956,413

Non-current assets
Other non-current financial assets	10.1	29,492	30,488
Other non-current non-financial assets	25	17,682	24,651
Trade receivables, non-current	10.2	1,311	1,070
Investments in equity-accounted investees	11.1	70,298	60,694
Intangible assets other than goodwill	13.1	24,013	4,316
Goodwill	13.1	38,388	38,605
Property, plant and equipment	14.1	1,988,290	1,755,042
Deferred tax assets	28.4	223	304
Total non-current assets		2,169,697	1,915,170
Total assets		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	7

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED CLASSIFIED STATEMENTS OF FINANCIAL POSITION, (continued)

Liabilities and Equity	Note No.	As of December 31, 2012	As of December 31, 2011
		ThUS$	ThUS$
Liabilities
Current liabilities
Other current financial liabilities	10.4	152,843	161,008
Trade and other payables, current	10.5	207,944	183,032
Trade payables due to related parties, current	9.7	19	873
Other current provisions	18.1	18,489	16,937
Current tax liabilities	28.2	23,624	75,418
Provisions for employee benefits, current	15.1	33,974	30,074
Other current non-financial liabilities	18.3	172,200	161,961
Total current liabilities		609,093	629,303

Non-current liabilities
Other non-current financial liabilities	10.4	1,446,194	1,237,027
Other non-current provisions	18.1	7,357	8,595
Deferred tax liabilities	28.4	125,445	98,594
Provisions for employee benefits, non-current	15.1	40,896	33,684
Total non-current liabilities		1,619,892	1,377,900
Total liabilities		2,228,985	2,007,203

Equity	17
Share capital		477,386	477,386
Retained earnings		1,676,169	1,351,560
Other reserves		(20,772)	(16,112)
Equity attributable to owners of the Parent		2,132,783	1,812,834
Non-controlling interests		54,663	51,546
Total equity		2,187,446	1,864,380
Total liabilities and equity		4,416,431	3,871,583

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	8

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		Between January and December
	Note	2012	2011
	No.	ThUS$	ThUS$

Revenue	20	2,429,160	2,145,286
Cost of sales	27.2	(1,400,567)	(1,290,494)
Gross profit		1,028,593	854,792

Other income	27.3	12,702	47,681
Administrative expenses	27.4	(106,442)	(91,760)
Other expenses by function	27.5	(34,628)	(63,047)
Other gains (losses)	27.6	683	5,787
Profit (loss) from operating activities		900,908	753,453
Finance income		29,068	23,210
Finance costs	22	(54,095)	(39,335)
Share of profit of associates and joint ventures accounted for using the equity method		24,357	21,808
Foreign currency translation differences	23	(26,787)	(25,307)
Profit (loss) before taxes		873,451	733,829
Income tax expense, continuing operations	28.4	(216,082)	(179,710)

Profit (loss) from continuing operations		657,369	554,119

Profit for the year		657,369	554,119
Profit attributable to
Owners of the Parent		649,167	545,758
Non-controlling interests		8,202	8,361
Profit for the year		657,369	554,119

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	9

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION (continued)

		Between January and December
	Note	2012	2011
	No.	US$	US$
Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	2.4665	2.0736

Basic earnings per share (US$ per share) from continuing operations		2.4665	2.0736

Diluted common shares
Diluted earnings per share (US$ per share)	21	2.4665	2.0736

Diluted earnings per share (US$ per share) from continuing operations		2.4665	2.0736

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	10

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Between January and December
	2012	2011
Statements of comprehensive income	ThUS$	ThUS$

Profit for the year	657,369	554,119
Components of other comprehensive income before taxes and foreign currency translation differences
Gain (loss) from foreign currency translation differences, before taxes	982	(2,890)
Other comprehensive income before taxes and foreign currency translation differences	982	(2,890)
Cash flow hedges
(Gain) loss from cash flow hedges before taxes	(7,872)	(1,241)
Other comprehensive income before taxes and cash flow hedges	(7,872)	(1,241)
Other comprehensive income before taxes and actuarial gains (losses) from defined benefit plans	711	(918)
Other miscellaneous reserves	-	(1,677)
Other components of other comprehensive income before taxes	(6,179)	(6,726)

Income taxes associated with components of other comprehensive income
Income taxes associated with cash flow hedges in other comprehensive income	1,580	218
Income taxes associated with components of other comprehensive income	1,580	218

Other comprehensive income	(4,599)	(6,508)

Total comprehensive income	652,770	547,611

Comprehensive income attributable to
Owners of the Parent	644,507	539,359
Non-controlling interests	8,263	8,252
Total comprehensive income	652,770	547,611

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	11

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Statement of Cash Flows	Note No.	12/31/2012 ThUS$	12/31/2011 ThUS$

Cash flows from (used in) operating activities

Profit for the year		657,369	554,119
Adjustment to reconcile profit for the year

Adjustment for decreases (increases) in inventories		(167,826)	(147,238)
Adjustment for decreases (increases) in trade receivables		(52,993)	(135,401)
Adjustment for decreases (increases) in other receivables from operating activities		(57,300)	(37,393)
Adjustment for decreases (increases) in trade payables		(49,025)	(44,566)
Adjustment for decreases (increases) in other payables from operating activities		(204,067)	(72,976)
Adjustment for depreciation and amortization		196,158	195,897
Adjustment for provisions		33,657	23,055
Income tax expense		216,082	179,710
Adjustment for unrealized foreign currency translation loss (gain)		26,787	25,307
Adjustment for undistributed profit from associates		(24,357)	(21,808)
Other adjustments for items other than cash		67,244	54,369
Other adjustments for the effects on cash from investing or financing activities		(200)	(3,680)

Reconciling adjustments		(15,840)	15,276

Cash flows from (used in) operating activities		641,529	569,395

Dividends received		15,126	4,299
Interest paid		(6,449)	(2,349)
income taxes paid		-	-
Net cash from (used in) operating activities		650,206	571,345

Cash flows from (used in) investing activities

Cash flows from loss of control of subsidiaries or other businesses		961	5,736
Payments to acquire interests in joint ventures		(197)	(4,909)
Loans granted to related parties		(4,000)	-
Proceeds from the sale of property, plant and equipment		2,050	43,231
Acquisition of property, plant and equipment		(445,984)	(501,118)
Cash advances and loans granted to third parties		(623)	83
Payment of loans granted to third parties		-	-
Other cash inflows (outflows)		(115,092)	(59,251)
Net cash from (used in) investing activities		(562,885)	(516,228)

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	12

Sociedad Química y Minera de Chile S.A. and subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Note No.	12/31/2012 ThUS$	12/31/2011 ThUS$

Cash flows from (used in) financing activities

Proceeds from long-term loans		366,502	550,000
Repayment of loans		(220,000)	(370,000)
Dividends paid		(334,762)	(277,334)
Other cash inflows (outflows)		(9,437)	(7,862)

Net cash from (used in) financing activities		(197,697)	(105,196)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(110,376)	(50,079)

Effects of exchange rate fluctuations on cash held		(10,263)	(29,581)
Net increase (decrease) in cash and cash equivalents		(120,639)	(79,660)

Cash and cash equivalents at beginning of year		444,992	524,652

Cash and cash equivalents at end of year	7	324,353	444,992

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	13

Sociedad Química y Minera de Chile S.A. and subsidiaries

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Restated opening balance of equity	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

Profit for the year							649,167	649,167	8,202	657,369

Other comprehensive income		921	(6,292)	711		(4,660)		(4,660)	61	(4,599)

Comprehensive income		921	(6,292)	711	-	(4,660)	649,167	644,507	8,263	652,770

Dividends							(324,558)	(324,558)	(5,146)	(329,704)

Increase (decrease) in transfers and other changes							-	-	-	-

Increase (decrease) in equity	-	921	(6,292)	711	-	(4,660)	324,609	319,949	3,117	323,066

Equity as of December 31, 2012	477,386	(330)	(16,522)	(2,243)	(1,677)	(20,772)	1,676,169	2,132,783	54,663	2,187,446

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	14

Sociedad Química y Minera de Chile S.A. and subsidiaries

STATEMENTS OF CHANGES IN EQUITY

	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Restated opening balance of equity	477,386	1,530	(9,207)	(2,036)	-	(9,713)	1,155,131	1,622,804	48,016	1,670,820

Profit for the year							545,758	545,758	8,361	554,119

Other comprehensive income		(2,781)	(1,023)	(918)	(1,677)	(6,399)		(6,399)	(109)	(6,508)

Comprehensive income		(2,781)	(1,023)	(918)	(1,677)	(6,399)	545,758	539,359	8,252	547,611

Dividends							(349,329)	(349,329)	(3,706)	(353,035)

Increase (decrease) in transfers and other changes							-	-	(1,016)	(1,016)

Increase (decrease) in equity	-	(2,781)	(1,023)	(918)	(1,677)	(6,399)	196,429	190,030	3,530	193,560

Equity as of December 31, 2011	477,386	(1,251)	(10,230)	(2,954)	(1,677)	(16,112)	1,351,560	1,812,834	51,546	1,864,380

The accompanying notes form an integral part of these consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	15

Sociedad Química y Minera de Chile S.A. and subsidiaries

Notes to the Consolidated Financial
Statements as of December 31, 2012

Sociedad Química y Minera de Chile S.A.

and Subsidiaries

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	16

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile, Tax Identification No.93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago MR. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM's headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 425-2000.

The Company is registered with the Securities Registry of the Chilean Superintendence of Securities and Insurance (SVS) under No. 0184 dated March 18. 1983 and is subject to the inspection of the SVS.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administración Building w/n - Maria Elena; Administración Building w/n Pedro de Valdivia - María Elena, Former Florencia office w/n - Sierra Gorda, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Pampa Yumbes w/n - Tal-tal.

1.3	Codes of main activities

The codes of the main activities as established by the Chilean Superintendence of Securities and Insurance are as follows:

-	1700 (Mining)
-	2200 (Chemical products)
-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The caliche ore in northern Chile contains the only known nitrate and iodine deposits in the world and is the world’s largest commercially exploited source of natural nitrates. The brine deposits of the Salar de Atacama, a salt-encrusted depression within the Atacama desert in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate and boron.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	17

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium, sulfate and boron in order to produce potassium chloride, potassium sulfate, lithium solutions, boric acid and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama. We market all of these products through an established worldwide distribution network.

We sell our products in over 100 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrients: This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and specially potassium nitrate have had a leading role given the contribution they make to develop crops insuring an improvement in post-crop life in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major producer of iodine at worldwide level. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: the Company’s lithium is mainly used for manufacturing rechargeable batteries for cell phones, cameras and notebooks. Through the manufacturing of lithium-based products, SQM provides significant materials to face great challenges such as the efficient use of energy and raw materials. Lithium is not only used for rechargeable batteries and in new technologies for vehicles propelled by electricity, but is also used in industrial applications to lower melting temperature and to help saving costs and energy

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	18

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial Chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business during more than 30 years producing sodium nitrate, potassium nitrate, boric acid and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries as Spain and the United States in their search for decreasing CO2 emissions

Potassium: The potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, has a significant role for the developing of its basic functions, validating the quality of a crop, increasing post-crop life, improving the crop flavor, its amount in vitamins and its physical appearance. Within this business line, SQM has also potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit.)

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background:

Staff

As of December 31, 2012 and 2011, staff was detailed as follows:

	31/12/2012	31/12/2011

Permanent staff	5,643	4,902

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	19

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 – Identification and Activities of the Company and

               subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The table below establishes certain information about the beneficial property of Series A and Series B shares of SQM as of December 31, 2012 and 2011. In respect to each shareholder which has interest of more than 5% of outstanding Series A or B shares. The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the Superintendence of Securities and Insurance (SVS) and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholders as of December 31, 2012	No. of Series A with ownership	% of Series A shares	No. O0f Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,558,830	31.20%	9,003,799	7.48%	20.35%
The Bank of New York	-	-	46,559,106	38.68%	17.69%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	17,919,147	12.55%	-	-	6.81%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau on behalf of investors	-	-	4,579,293	3.80%	1.74%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Santander on behalf of foreign investors	-	-	3,238,105	2.69%	1.23%
Banco de Chile on behalf of non-resident third parties	-	-	3,082,612	2.56%	1.17%

(*) Total Pampa Group 30,50%

Shareholders as of December 31, 2011	No. Of series A with ownership	% of Series A shares	No. of Series B with ownership	% of Series B shares	% of total shares
Inversiones El Boldo Limitada	44,751,196	31.33%	17,571,676	14.60%	23.68%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,758,830	31.34%	12,241,799	10.17%	21.66%
The Bank of New York	-	-	42,036,912	34.92%	15.97%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,699,773	2.24%	8.32%
Potasios de Chile S.A.(*)	18,179,147	12.73%	156,780	0.13%	6.97%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banchile Corredores de Bolsa S.A.	136,919	0.10%	4,890,193	4.06%	1.91%
Corpbanca Corredores de Bolsa S.A.	11,189	0.01%	4,264,250	3.54%	1.62%
Inversiones La Esperanza Limitada	3,693,977	2.59%	-	-	1.40%
Banco Itau on behalf of investors	-	-	3,693,080	3.07%	1.40%

(*) Total Pampa Group 31,97%

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	20

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods

-	Consolidated Statements of Financial Position for the years ended December 31, 2012 and 2011

-	Consolidated Statements of Changes in Equity for the years ended December 31, 2012 and 2011.

-	Consolidated Statements of Comprehensive Income for the years between January and December 31, 2012 and 2011.

-	Statements of Cash Flows – Indirect method for the years ended December 31, 2012 and 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	21

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.2	Financial statements

The consolidated annual financial statements of Sociedad Química y Minera de Chile S.A. and Subsidiaries, have been prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved application of the aforementioned international standards issued by the International Accounting Oversight Board (IASB).

These annual consolidated financial statements reflect fairly the Company’s equity and financial position and the results of its operations, changes in the statement of recognized revenue and expenses and cash flows, which have occurred during the periods then ended.

IFRS establish certain alternatives for their application. Those applied by the Company and its subsidiaries are included in detail in this Note.

The accounting policies used in the preparation of these consolidated and annual accounts comply with each IFRS in force at their date of presentation.

2.3	Basis of measurement

The annual consolidated financial statements have been prepared on the historical cost basis except for the following material items:

-	inventories are recorded at the lower of cost and net realizable value;
-	other current and non-current financial liabilities at amortized cost;
-	financial derivatives at fair value; and
-	staff severance indemnities and pension commitments at actuarial value.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	22

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements

Accounting pronouncements

At the date of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB but its application date is not effective.

Standards and interpretations	Mandatory for the years beginning on

IAS 19 Revised “Employee Benefits”	01/01/2013
Issued in June 2011, supersedes IAS 19 (1998). This revised standard amends the recognition and measurement of defined benefit plan expenses and termination benefits. Additionally, it includes amendments to disclosures of all employee benefits.

IAS 27 “Separate Financial Statements”	01/01/2013
Issued in May 2011, supersedes IAS 27 (2008). The scope of this standard is restricted from this change solely to separate financial statements, given that the aspects linked to the definition of control and consolidation were removed and included in IFRS 10. Its early adoption is allowed together with IFRS 10, IFRS 11 and IFRS 12 and the amendment to IAS 28.

IFRS 9 “Financial Instruments”	01/01/2015
Issued in December 2009, amends the classification and measurement of financial assets.
Subsequently, this standard was amended in November 2010 to include the treatment and classification of financial liabilities. Its early adoption is permitted.

IFRS 10 “Consolidated Financial Statements”	01/01/2013
Issued in May 2011, supersedes SIC 12 “Consolidation – Special Purpose Entities” and the focus on the control and consolidation of IAS 27 “Consolidated Financial Statements”. It establishes clarifications and new parameters for the definition of control, as well as the preparation of consolidated financial statements. Its early adoption is permitted together with IFRS 11, IFRS 12 and amendments to IAS 27 and IAS 28.

NIIF 11 “Joint Arrangements”	01/01/2013
Issued in May 2011, supersedes IAS 31 “Interests in Joint Ventures” and SIC 13 “Joint Controlled Entities”. Provides a more realistic reflection of joint agreements focusing on the rights and obligations arising from agreements ore than their legal form. Its amendments include the elimination of the concept of jointly-controlled assets and the possibility of proportional consolidation of entities under common control. Its early adoption is permitted together with IFRS 10, IFRS 12 and amendments to IAS 27 and IAS 28.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	23

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standards and interpretations	Mandatory for the years beginning on
01/01/2013
IFRS 12 “Disclosure of Interests in Other Entities”
Issued in May 2011, gathers in solely one standard all the disclosure requirements in the financial statements related to interests in other entities, Esther classified as subsidiaries, associates or joint operations. It is applicable to all entities with investments in subsidiaries, joint ventures and associates. Its early adoption is permitted together with IFRS 10, IFRS 11 and amendments to IAS 27 and IAS 28

IFRS 13 “Fair Value Measurement”	01/01/2013
Issued in May 2011, gathers in one single standard the method for measuring fair value of assets and liabilities and disclosures required for this purpose and incorporates new concepts and clarifications for measurement.

Amendments and improvements	Mandatory for the years beginning on

IAS 1 “Presentation of Financial Statements”	01/07/2012
Issued in June 2011, the main amendment is that it requires that items in Other Comprehensive Income must be classified and grouped by assessing whether they will be reclassified to profit or loss in subsequent periods. Its early adoption is permitted.

IFRS 7 “Financial Instruments” Disclosures”	01/01/2013
Issued in December 2011, requires improving the current disclosures of offsetting financial assets and financial liabilities with the aim of increasing convergence between IFRS and US GAAP. These disclosures are focused on quantitative information on financial instruments recognized which are offset in the Statement of Financial Position. Its early adoption is permitted.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	24

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for the years beginning on

IAS 32 “Financial Instruments” Presentation””	01/01/2014
Issued in December 2011. It clarifies the requirements for offsetting financial assets and financial liabilities in the Statement of Financial Position. Particularly, it indicates that the offsetting right should be available at the financial statement date and not depending on a future development. It also indicates that it must be legally binding for the counterparties both during the normal course of the business operations, as well as in the event of default, insolvency o bankruptcy. Its early adoption is permitted.

Improvements to International Financial Reporting Standards issued in May 2012.	01/01/2013

IAS 16 “Property, Plant and Equipment” – This clarifies that spare-parts and service equipment will be classified as Property, plant and equipment more than as inventories when it meets the Property, plant and equipment definition.
IAS 32 “Financial Instruments: Presentation” – This clarifies the treatment of income taxes related to distributions and transaction costs.
IAS 34 “Interim Financial Reporting” – This clarifies the asset and liability exposure requirements by segments in interim periods, ratifying the same requirements applicable to the annual financial statements.

IFRS 10“Consolidated Financial Statements”, IFRS 11 “Joint Arrangements” and IFRS 12 “Disclosures of Interests in Other Entities.”	01/01/2013
Issued in June 2012. This clarifies the transitional provisions for IFRS 10, indicating that their application is required on the first day of the period in which the Standard is adopted. Accordingly, it might be necessary that amendments be made to comparatives presented in that period, if the assessment of the control on investments differs from that recognized in accordance with IAS 27/SIC 12.

The Company's management estimates that the adoption of standards, amendments and interpretations described above are under evaluation and it is expected that they will not have a significant impact on the Consolidated Financial Statements of the Company.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	25

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Transactions in foreign currency

(a)	Functional and presentation currency

The Company’s annual consolidated financial statements are presented in United States dollars (“U.S. dollars” or “USD”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than U.S. dollar.

The annual consolidated financial statements are presented in thousands of United States dollars without decimals.

The conversion of the financial statements of foreign companies with functional currency other than U.S. dollars is performed as follows:

-	Assets and liabilities using the exchange rate prevailing on the closing date of the consolidated financial statements.
-	Statement of income account items using the average exchange rate for the year.
-	Equity accounts are stated at the historical exchange rate prevailing at acquisition date.

Foreign currency translation differences which arise from the conversion of financial statements are recorded in the account “Foreign currency translation differences" within equity.

(b)	Basis of conversion

Domestic subsidiaries:

Assets and liabilities denominated in Chilean pesos and other currencies other than the functional currency (U.S. dollar) as of December 31, 2012 and 2011 have been translated to U.S. dollars at the exchange rates prevailing at those dates. The corresponding Chilean pesos were converted at Ch$479.96 per US$1.00 as of December 31, 2012, and Ch$519.20 per US$1.00 as of December 31, 2011.

The values of the UF (a Chilean peso-denominated, inflation-indexed monetary unit) used to convert the UF denominated assets and liabilities as of December 31, 2012 amounted to Ch$22,840.75 (US$47.59), and as of December 31, 2011 amounted to Ch$22,294.03 (US$42.94).

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	26

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Transactions in foreign currency, continued

Foreign subsidiaries:

The exchange rates used to translate the monetary assets and liabilities expressed in foreign currency at the closing date of each period in respect to the U.S. dollar are detailed as follows:

	31/12/2012	31/12/2011
	US$	US$

Brazilian real	2.04	1.88
New Peruvian sol	2.75	2.77
Argentinean peso	4.92	4.30
Japanese yen	86.58	77.74
Euro	0.76	0.77
Mexican peso	12.99	13.98
Australian dollar	1.05	1.03
Pound Sterling	0.62	0.64
South African rand	8.47	8.10
Ecuadorian dollar	1.00	1.00
Chilean peso	479.96	519.20
UF	47.59	42.94

(c)	Transactions and balances

Non-monetary transaction balances denominated in a currency other than the functional currency (U.S. dollar) are translated using the exchange rate in force for the functional currency at the transaction date. Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate of the functional currency prevailing at the closing date of the consolidated statement of financial position. All differences are taken to the statement of income with the exception of all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income upon the disposal of the investment, at which time they are recognized in the statement of income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	27

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.5	Transactions in foreign currency, continued

(d)	Group entities

The profit or loss, assets and liabilities of all those entities with a functional currency other than the presentation currency are translated to the presentation currency as follows:

-	Assets and liabilities are translated at the closing date exchange rate as of the date of the consolidated statement of financial position.
-	Revenue and expenses in each profit or loss account are translated at average exchange rates for the year.
-	All resulting foreign currency exchange differences are recognized as a component separate in the foreign currency translation difference reserve

In consolidation, foreign currency exchange differences which arise from the conversion of a net investment in foreign entities are taken to net equity (other reserves). At the disposal date, these exchange differences are recognized in the statement of comprehensive income as part of the loss or gain from the sale.

2.6	Basis of consolidation

(a)	Subsidiaries

Subsidiaries are all those entities on which Sociedad Química y Minera de Chile S.A. has the control to lead the financial and operating policies, which, in general, is accompanied by participation greater than half the voting rights. Subsidiaries are consolidated from the date in which control is transferred to the Company and are excluded from consolidation on the date in which this control ceases to exist. Subsidiaries apply the same accounting policies that its Parent.

In order to recognize the acquisition of an investment, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, of equity instruments issued and of liabilities incurred or assumed at the exchange date plus costs directly attributable to acquisition. Identifiable assets acquired and identifiable liabilities and contingencies assumed in a business combination are initially stated at their fair value at the acquisition date. For each business combination, the acquirer measures the non-controlling interests in the acquiree at fair value or as a proportional part of the acquiree’s net identifiable assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	28

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.6 Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		31/12/2012			31/12/2011
TAX ID No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp.	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N.V.	Belgium	US$	0.8600	99.1400	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. De C.V.	Mexico	US$	0.0013	99.9987	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración Y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Perú S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. De C.V.	Mexico	US$	0.0000	51.0000	51.0000	51.0000
Foreign	SQMC Holding Corporation L.L.P.	USA.	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	2.7900	97.2100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	1.0000	99.0000	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Cayman Islands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.(c)	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Iodine Minera B.V.	The Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Agro India Pvt.Ltd.	India	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	29

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.6	Basis of consolidation, continued

Companies included in consolidation:

				Ownership interest
		Country of		31/12/2012			31/12/2011
TAX ID No.	Domestic subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99.9999	0.0000	99.9974	99.9974
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99.9999	0.0001	100.0000	100.0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51.0000	0.0000	51.0000	51.0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	0.0000	60.6381	60.6381	60.6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99.0470	0.9530	100.0000	100.0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	1.0000	99.0000	100.0000	100.0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0.0003	99.9997	100.0000	100.0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0.0000	60.6383	60.6383	60.6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18.1800	81.8200	100.0000	100.0000
78.602.530-3	Minera Nueva Victoria Ltda.(d)	Chile	US$	0.0000	0.0000	0.0000	100.0000
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	0.0000	60.5800	60.5800	60.5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	0.0000	100.0000	100.0000	100.0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0.2691	99.7309	100.0000	100.0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Chilean peso	0.0000	42.4468	42.4468	42.4468
76.145.229-0	Agrorama S.A. (b)	Chile	Chilean peso	0.0000	60.6377	60.6377	60.6377

(a) Comercial Agrorama Ltda. was consolidated given that the Company has control through the subsidiary Soquimich Comercial S.A.

(b) This subsidiary was incorporated on April 7, 2011.

(c) On December 14, 2011, Fertilizantes Naturales S.A. changed its company name to SQM Iberian S.A.

(d) On November 30, 2012, Minera Nueva Victoria Ltda. merged with SQM Potasio S.A. and was absorbed by it.

Subsidiaries are consolidated on a line by line basis by including in the consolidated financial statements all of their assets, liabilities, revenues, expenses and cash flows upon making the respective adjustments and eliminations of intragroup operations.

The results from subsidiary companies acquired or disposed of during the year are included in consolidated statement of income accounts from the effective date of acquisition or up to the effective date of disposal, as applicable.

Non-controlling interests represent the portion of subsidiary net assets and operating results not owned directly or indirectly by the parent.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	30

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 2 - Basis of presentation for the consolidated financial statements (continued)

2.7	Significant accounting judgments, estimates and assumptions

The information contained in these consolidated financial statements is the responsibility of the Company’s management, who expressly indicate that they have applied all the principles and criteria included in IFRS, issued by the IASB.

In the accompanying consolidated financial statements, judgments and estimates have been made by management to quantify certain assets, liabilities, revenues, expenses and commitments recorded and or disclosed therein. Basically, these estimates refer to the following:

-	The useful lives of tangible and intangible assets and their residual values.
-	Impairment evaluations of certain assets, including trade receivables.
-	Assumptions used for the actuarial calculation of commitments for employee pensions and staff severance indemnities.
-	Provisions for commitments assumed with third parties and contingent liabilities.
-	Inventory provisions based on technical studies which cover the different variables affecting products in stock (density. humidity. among others) and allowances on slow-moving spare parts in inventory.
-	Future costs for the closure of mining facilities.
-	The determination of the fair value of certain financial and non-financial assets and derivative instruments.
-	The determination and allocation of fair values in business combinations

Although these estimates have been made considering information available as of the date of preparation of these consolidated financial statements, it is possible that events that may occur in the future could make their modification necessary in future years. Changes would be recorded prospectively, recognizing the effects of the change in estimates in the respective future consolidated financial statements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	31

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies

3.1	Inventories

The Company states inventories for the lower of cost and net realizable value. The cost price of finished products and products in progress includes direct costs of materials and; as applicable, labor costs, indirect costs incurred to transform raw materials into finished products and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is weighted average cost.

The net realizable value represents the estimate of the sales price less all finishing estimated costs and costs which will be incurred in commercialization, sales and distribution processes.

Commercial discounts, rebates obtained and other similar entries are deducted in the determination of the acquisition price.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year recording an estimate with a charge to income when these are overstated. When the circumstances, which previously caused the rebate ceased to exist, or when there is clear evidence of an increase in the net realizable value due to a change in the economic circumstances or prices of main raw materials, the estimate made previously is modified.

The valuation of obsolete, impaired or slow-moving products relates to their net estimated net realizable value.

Provisions on the Company's inventories have been made based on a technical study which covers the different variables which affect products in stock (density, humidity, among others.)

Raw materials, supplies and materials are recorded at the lower of acquisition cost or market value. Acquisition cost is calculated according to the annual average price method.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	32

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.2	Trade and other receivables

Trade and other receivables relate to non-derivative financial assets with fixed and determinable payments and are not quoted in any active market. These arise from sales operations involving the products and/or services which the Company commercializes directly to its customers

These assets are initially recognized at their fair value (which is equivalent to their face value, discounting implicit interest for installment sales) and subsequently at amortized cost according to the effective interest rate method less a provision for impairment loss. An allowance for impairment loss is established for trade receivables when there is objective evidence that the Company will not be able to collect all the amounts which are owed to it according to the original terms of receivables.

Implicit interest in installment sales is recognized as interest income when interest is accrued over the term of the operation.

3.3	Investments recognized using the equity method

Interests in companies in which control is exercised together with another company (joint ventures) or in which the Company has significant influence (associated companies) are recorded using the equity method. Significant influence is assumed to exist when the Company has interest exceeding 20% of the investee's equity.

Under this method, the investment is recognized in the consolidated classified statement of financial position at cost plus changes subsequent to the acquisition in an amount proportional to the net associated company’s equity using the ownership interest in the associate. The associated goodwill is included at the carrying value of the investee, and it is not subject to amortization. The debit or credit to profit or loss reflects the proportional amount in the associated companies’ results for the reporting period.

Unrealized profit on transactions with associates and subsidiaries are eliminated in consolidation of the ownership percentage that the Company has on these entities. Unrealized losses are also eliminated unless the transaction provided evidence of loss from impairment of the assets transferred.

Changes in equity of the associates are recognized proportionally with a debit or credit to “Other reserves” and classified according to their origin.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	33

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.3	Investments recognized using the equity method, continued

The associated companies and the Company’s reporting dates and policies are similar for equivalent transactions and events under similar circumstances.

In the event that significant influence is lost or the investment is sold or is available-for-sale, the equity value method is discontinued, suspending the recognition of proportional income.

If the resulting amount according to the equity method is negative, the Company’s equity interest is reduced to zero in the consolidated financial statements, unless the Company has a contractual commitment to resolve the equity position. In this case, the respective provision for risks and expenses is recorded.

Dividends received in these companies are recorded by reducing the equity value and proportional profit or loss recognized in conformity with their interest, and are included in the consolidated statement of income under the caption “Equity in income (losses) of associates and joint ventures accounted for using the equity method”.

3.4	Property, plant and equipment

Tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.    Accrued interest expenses during the construction period which are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. The amount capitalized for this concept is ThUS$14,156 as of December 31, 2012 and ThUS$22,249 as of December 31, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	34

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.4	Property, plant and equipment, continued

2.     The future costs that the Company will have to experience related to the closure of its facilities at the end of their useful life are included at the present value of disbursements expected to be required to settle the obligation.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as incurred.

Property, plant and equipment, net in the case of their residual values are depreciated using thee straight-line method over its estimated useful lives. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items.

The useful life is reviewed annually, and revised if necessary. The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

The replacement of full assets which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Based on the impairment analysis conducted by the Company’s management it has been considered that the carrying value of assets does not exceed the net recoverable value of such assets. When portions of a property, plant and equipment item have different useful lives, these portions are recorded as separate items.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	35

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.4	Property, plant and equipment, continued

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below.

Types of property, plant and equipment	Minimum life or rate	maximum life or rate

Buildings	3	60
Plant and equipment	3	35
Information technology equipment	3	10
Fixtures and fittings	3	35
Motor vehicles	5	10
Other property, plant and equipment	2	30

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.

The Company obtains property rights and mining concessions from the Chilean State Government. Property rights are usually obtained without any initial cost (other than the payment of mining licenses and minor registration expenses) and when rights are obtained on these concessions, the Company retains them while it pays the related annual license fees. Such license fees, which are paid annually, are recorded as prepaid expenses and amortized over the following twelve month period. Amounts attributable to mining concessions acquired from third parties, which are not from the Chilean State, are recorded at their acquisition cost in property, plant and equipment.

Costs derived from daily maintenance of property, plant and equipment are recognized when incurred.

3.5	Financial information by operating segments

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance different from those of other segments that operate in other economic environments.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	36

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.6	Financial information by operating segments, continued

For assets and liabilities the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-         Specialty plant nutrients

-         Industrial chemicals

-         Iodine and derivatives

-         Lithium and derivatives

-         Potassium

-         Other products and services

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	37

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 - Significant accounting policies (continued)

3.6	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenue is recognized when its amount can be stated reliably, it is possible that the future economic rewards will flow to the entity and the specific conditions for each type of activity -related revenue are complied with, as follows:

(a) Sale of goods

Sales of goods are recognized when the Company has delivered products to the customer, the customer has total discretion on the distribution channel and the price at which products are sold and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by customers when the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted products in accordance with the conditions established in the sale, the acceptance period has ended or there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b) Sales of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	38

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.6	Revenue recognition, continued

(c)   Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)   Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.7	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	39

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.7	Income tax and deferred taxes, continued

As of the date of these consolidated financial statements, the carrying amount of deferred tax assets has been reviewed and reduced to the extent there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was not more likely than not that future taxable income will allow for recovery of the deferred tax asset.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

3.8	Earnings per share

The basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that assumes diluted earnings per share other than the basic earnings per share.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	40

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.9	Impairment of non-financial assets

Assets subject to depreciation and amortization are subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a discount rate before taxes which reflects current market evaluation on the time value of money and specific asset risks.

An appropriate valuation model is used to determine the fair value less selling costs. These calculations are confirmed by valuation multiples, quoted share prices for subsidiaries quoted publicly or other available fair value indicators.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity. In this case impairment is also recognized with a debit to equity up to the amount of any previous revaluation.

As of December 31, 2012 and 2011, the Company is unaware of any indication of impairment with regard to its assets.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	41

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.9	Impairment of non-financial assets, continued

For assets other than acquired goodwill, an annual evaluation is conducted of whether there is impairment loss indicators recognized previously that might have already ceased to exist or decreased. The recoverable amount is estimated if such indicators exist. An impairment loss previously recognized is reversed only if there have been changes in estimates used to determine the asset’s recoverable amount from the last time in which an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined net of depreciation if an asset impairment loss would have not been recognized in prior years. This reversal is recognized with a credit to profit or loss unless an asset is recorded at the revalued amount. Should this be the case, the reversal is treated as an increase in revaluation

3.10	Financial assets

The Company classifies their financial assets under the following categories: at fair value through profit or loss, loans and trade receivables, financial assets held-to-maturity and available-for-sale financial assets. The classification depends on the purpose for which financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of assets is deemed to be impaired if and only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition o fan impairment loss, the loss event should have an impact on the estimate of future flows of the asset or group of financial assets.

(a)   Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if it is acquired mainly for the purpose of being sold in the short-term. Derivatives are also classified as acquired for trading unless they are designated as hedge accounts. Assets under this category are classified as current assets and variations generated in fair value are directly recognized in profit or loss.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	42

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.10	Financial assets, continued

(b)    Loans and trade receivables

Loans and trade receivables are non-derivative financial assets with fixed o determinable payments not quoted in any active market. These are included in current assets, except for those with maturities exceeding 12 months from the closing date, which are classified as non-current assets. Loans and trade receivables are included under the caption “Trade and other receivables” in the consolidated classified statement of financial position and are stated at amortized cost. The subsequent measurement at amortized cost is calculated using the effective interest rate method less impairment.

(c)   Financial assets held-to-maturity

Financial assets held-to-maturity are non-derivative financial assets with fixed or determinable payments and fixed maturities which management has the positive intention and ability of holding to maturity. If a significant amount of financial assets held to maturity were to be sold, the full category would be reclassified as available for sale. Assets in this category are stated at amortized cost.

(d)   Financial assets available for sale

Financial assets available for sale are non-derivative instruments that have been designated in this category or are not classified in any of the other categories. They are included in non-current assets unless the Company intends to dispose of the investment in the 12 months following the closing date. These assets are stated at fair value, recognizing in other comprehensive income those variations in fair value, if any.

3.11	Financial liabilities

The Company classifies its financial liabilities under the following categories: at fair value through profit or loss, trade payables, interest-bearing loans or derivatives designated as hedging instruments.

The Company’s management determines the classification of its financial liabilities at the time of initial recognition.

Financial debt obligations are recorded at face value and as non-current when maturity is over twelve months and as current when maturity is less than twelve months. Interest expenses are recorded the year in which they are accrued under a financial approach.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	43

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.11	Financial liabilities, continued

In accordance with IAS 32 and 39, debt-related expenses are accounted for in the accompanying consolidated statement of financial position, deducting the associated debt and are imputed to the results of the year within the life of the debt using the effective interest rate method.

Financial liabilities are derecognized when the obligation is repaid, settled or it expires.

(a)   Financial liabilities at fair value through profit or loss

Financial liabilities are classified at fair value when these are held for trading or designated in their initial recognition at fair value through profit or loss. This category includes derivative instruments not designated for hedge accounting.

(b)   Trade payables

Trade payables to suppliers are subsequently stated at their amortized cost using the effective interest rate method.

(c)   Interest-bearing loans

Loans are subsequently stated at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	44

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.12	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment

3.13	Minimum dividend

According to the Corporations Act, a publicly traded corporation must pay dividends according to the policy decided at the General Shareholders' Meeting of each year, with a minimum of 30% of the profit for the year ended December 31, 2012 if the corporation does not have unabsorbed accumulated deficit from prior years, unless it is otherwise decided with the unanimous vote of the issued and subscribed shares.

3.14	Consolidated statements of cash flows

Cash equivalents relate to short-term, highly liquid investments that are readily convertible into known amounts of cash and are subject to low risk of change in value, and expire in less than three months from the date of acquisition of the instrument

For the purposes of the consolidated statements of cash flows, cash and cash equivalents comprise the balance of cash and cash equivalents as defined previously.

The statement of cash flows includes cash movements performed during the year, determined using the indirect method.

3.15	Obligations related to employee termination benefits and pension commitments

Obligations with the Company’s employees are in accordance with that established in the collective bargaining agreements in force formalized through collective employment agreements and individual employment contracts, except for the United States that is regulated in accordance with employment plans in force up to 2002.

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	45

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.15	Obligations related to employee termination benefits and pension commitments, continued

Actuarial losses and gains that may be generated by variations in previously defined obligations are directly recorded in profit or loss for the year.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 6% for the periods ended December 31, 2012 and 2011.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate. The net balance of this obligation is presented under the non-current provisions for employee benefits.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	46

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.16	Financial derivatives and hedge transactions

Derivatives are recognized initially at fair value as of the date in which the derivatives contract is signed and subsequently they are valued at fair value. The method for recognizing the resulting loss or gain depends on whether the derivative has been designated as an accounting hedge instrument and if so, it depends on the type of hedging, which may be as follows:

(a)   Fair value hedge of assets and liabilities recognized (fair value hedges);

(b)   Hedging of a single risk associated with an asset or liability recognized or a highly possible foreseen transaction (cash flow hedge);

At the beginning of the transaction, the Company documents the relationship existing between hedging instruments and those entries hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and the end of each period of whether derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged entries.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is higher than 12 months and as a current asset or liability if the remaining expiration period of the entry is lower than 12 months.

Investing derivatives are classified as a current asset or liability, and the change in their fair value is recognized directly in profit or loss.

(a)   Fair value hedge

The change in the fair value of a derivative is recognized with a debit or credit to profit or loss, as applicable. The change in the fair value of the hedged entry attributable to hedged risk is recognized as part of the carrying value of the hedged entry and is also recognized with a debit or credit to profit or loss.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	47

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.16	Financial derivatives and hedging transactions, continued

For fair value hedges related to items recorded at amortized cost, the adjustment of the fair value is amortized against profit or loss during the period through maturity. Any adjustment to the carrying value of a hedged financial instrument for which the effective rate is used is amortized with a debit or credit to profit or loss at its fair value attributable to the risk being covered.

If the hedged entry is derecognized, the fair value not amortized is immediately recognized with a debit or credit to profit or loss.

(b)   Cash flow hedges

The effective portion of gains or losses from the hedge instrument is initially recognized with a debit or credit to other reserves, whereas any ineffective portion is immediately recognized with a debit or credit to profit or loss, as applicable.

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

Should the expected firm transaction or commitment no longer be expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, and exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	48

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.17	Leases

(a)   Lease – Finance lease

Leases are classified as finance leases when the Company holds substantially all the risks and rewards derived from the ownership of the asset. Finance leases are capitalized at the beginning of the lease at the lower of the fair value of the leased asset or the present value of minimum lease payments.

Each lease payment is distributed between the liability and the interest expenses to obtain ongoing interest on the pending balance of the debt. The respective lease obligations, net of interest expense, are included in other non-current liabilities. The interest element of finance cost is debited in the consolidated statement of income during the lease period so that a regular ongoing interest rate is obtained on the remaining balance of the liability for each year. The asset acquired through a finance lease is subject to depreciation over the lower of its useful life or the life of the agreement.

(b)   Lease – Operating lease

Leases in which the lessor maintains a significant part of the risks and rewards derived from the ownership are classified as operating leases. Operating lease payments (net of any incentive received from the lessor) are debited to the statement of income or capitalized (as applicable) on a straight-line basis over the lease period.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	49

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.18	Prospecting expenses

Those prospecting expenses associated with mineral reserves being exploited are included under Inventory and amortized according to the estimated mineral content reserves. Prospecting expenses associated with future mineral reserves are presented under other non-financial assets as and when minerals included in the future reserve have caliche ore-grade, which makes the mining property economically commercializable.

Those expenses incurred on mining properties in which the product has a low caliche ore-grade that is not economically commercializable, are directly charged to profit or loss.

3.19	Other provisions

Provisions are recognized when:

-	The Company has a present obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the time value of money be significant, provisions are discounted using a discount rate before taxes that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is maintaining provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

The Company determines and recognizes the cost related to employee vacation on an accrual basis.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	50

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.20	Compensation plans

Compensation plans implemented through benefits in share-based payments settled in cash, which have been provided, are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standard No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date. (See Note No.16).

3.21	Good and service insurance expenses

Payments for the different insurance policies which the Company contracts are recognized in expenses considering the proportional amount related to the time that they cover, regardless of payment terms. Amounts paid and not consumed are recognized as prepayments within current assets.

Costs of claims are recognized in profit or loss immediately after they become known, net of recoverable amounts from insurance companies. Recoverable amounts are recorded as a reimbursable asset from the insurance company under “Trade and other receivables", calculated as established in the respective insurance policies.

3.22	Intangible assets

Intangible assets mainly relate to goodwill acquired, water rights, trademarks, and rights of way related to electric lines, development expenses, and computer software licenses.

(a)   Goodwill acquired

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to acquisitions of subsidiaries is included in goodwill, which is subject to impairment tests every time consolidated financial statements are issued and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	51

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.22	Intangible assets, continued

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

(b)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted to the Company for a given period, these are amortized during its useful life.

(c)	Right of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines in third party land. These rights are presented under Intangible assets. Amounts paid are capitalized at the date of the agreement and charged to income according to the life of the right of way.

(d)	Computer software

Licenses for IT programs acquired are capitalized based on costs that have been incurred to acquire them and prepare them to use the specific program. These costs are amortized over their estimated useful lives.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group and which probably will generate economic benefits that are higher than costs during more than a year, are recognized as intangible assets. Direct costs include expenses incurred for employees who develop IT programs and an adequate percentage of general expenses.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

No impairment of intangible assets exists as of December 31, 2012 and December 31, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	52

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 3 -    Significant accounting policies (continued)

3.23	Research and development expenses

Research and development expenses are expensed in the period in which the disbursement is made, with the exception of property, plant and equipment acquired for use in research and development, which are recognized in the accounting under the respective item within property, plant and equipment.

3.24	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their remaining recovery (maturity) dates; i.e., those maturing on a date equal to or lower than twelve months are classified as current and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the anticipated recovery date

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	53

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 4 -    Financial risk management

4.1	Financial risk management policy

The Financial Risk Management Policy of the Company is oriented towards safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and Subsidiaries in relation to all such relevant financial uncertainty components.

The operations of the Company are subject to certain financial risk factors that may affect the financial position or results of the same. Among these risks, the most relevant are market risk, liquidity risk, currency risk, bad debt risk, and interest rate risk

There may be additional risks that are currently unknown to us or other known risks but that we currently believe are not significant, which could also affect the commercial operations, the business, the financial position or the results of the Company.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. The Management, in particular the Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to cover a significant portion of these risks.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	54

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 4 -    Financial risk management (continued)

4.2	Risk factors

4.2.1	Market risk

Market risks are those uncertainties associated with fluctuations in market variables that affect the assets and liabilities of the Company, such as:

a)	Country risk: The economic position of the countries where the Company has a presence may affect its financial position. For example, the sales carried out in emerging markets expose SQM to risks related to economic conditions and trends in those countries. On the other hand, inventories may also be affected by the economic situation of these countries and/ or the global economy, amongst other probable economic impacts.

b)	Price volatility risk: The prices of the products of the Company are affected by the fluctuations of international prices of fertilizers and chemical products and changes in productive capacities or market demand, all of which might affect the Company’s business, financial condition and operational results.

c)	Commodity Price risk: The Company is exposed to changes in the prices of raw materials and energy which may have an impact on its production costs, thus giving rise to instability in the results.

At present, the Company has a direct annual expense close to US$130 million on account of petrol, gas and equivalents and close to US$ 60 million on account of electricity. Variations of 10% in the prices of energy the Company required to operate, may involve in the short-term movements in costs of approximately US$17 million.

4.2.2	Doubtful accounts risk

A contraction of the global economy and the potentially negative effects in the financial position of our clients may extend the receivables collection time for SQM, increasing the bad debt exposure. While measures have been taken in order to minimize risk, the global economy may trigger losses that might have a material adverse effect on the business, financial position or the results of the Company’s operations.

As a way to mitigate these risks, SQM actively controls debt collection and uses measures such as, loan insurance, letters of credit, and prepayments with regard to some receivables.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	55

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 4 -    Financial risk management (continued)

4.2.3	Currency risk

As a result of the influence in the price determination, of its relationship with sales costs and since a significant part of the business of the Company is carried out in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose the same to the foreign exchange fluctuations of several currencies with respect to the US dollar. Therefore, SQM has hedge contracts to mitigate the exposure generated by its main mismatches (assets net of liabilities) in currencies other than the US dollar against the foreign exchange fluctuation. Those contracts are periodically up-dated depending upon the mismatch amount to be covered in these currencies. Occasionally and subject to the Board of Directors’ approval, the Company insures cash flows from certain specific items in currency other tan U.S. dollar at short-term.

A significant portion of the costs of the Company, particularly payroll, is related to the Chilean peso. Therefore, an increase or decrease in the exchange rate against the dollar would affect the net income of SQM. Approximately US$ 440 million cost of the Company are related to the Chilean peso. A significant part of the effect of such obligations in the statement of financial position is covered by operations of derivative instruments that hedge the mismatch of balance in this currency.

As of December 31, 2011, the Company had derivative instruments classified as hedging currency and interest rate associated with all the obligations denominated bonds both in Chilean pesos and UF, with a fair value of US$ 56.1 million. As of December 2012, this value amounts to US$ 100.6 million, both for SQM.

As of December 31, 2012, the Chilean peso to US dollar Exchange rate was Ch$ 479.96 per US$ 1.00, and as of December 31, 2011 it was Ch$ 519.20 per US$ 1.00.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	56

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 4 -    Financial risk management (continued)

4.2.4	Interest rate risk

Interest rate fluctuations, due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has short and long-term debts valued at LIBOR plus a spread. The Company is partially exposed to fluctuations of said rate, as SQM currently holds hedging derivative instruments to hedge a portion of its liabilities subject to the LIBOR rate fluctuations.

As of December 31, 2012, approximately 21% of the Company’s financial obligations are valued at LIBOR; therefore significant increases in the rate may impact its financial position. A 100 point variation in this rate may trigger variations in the financial expenses close to US$ 3.1 million. Notwithstanding, this effect is significantly counterbalanced by the returns of the Company’s investments that also relate to LIBOR.

In addition, as of December 31, 2012, the Company's financial debt is mainly in the long-term, with 8% with maturities under 12 months which decreases the exposure to changes in the interest rates.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	57

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 4 -    Financial risk management (continued)

4.2.5	Liquidity risk

Liquidity risk is related to the fund requirements to comply with payment obligations. The object of the Company is to keep financial flexibility by comfortably balancing the fund requirements and the flows from the regular business conduct, bank loans, public bonds, short term investments, and negotiable instruments, amongst other.

The company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through contraction and expansion periods that are not foreseeable in the long-term and may affect SQM’s access to financial resources. These factors may have a material adverse impact on the business, financial position, and operational results of the Company.

SQM constantly monitors that its obligations and investments match, taking care as part of its financial risk management strategy of the obligations and investments maturities from a conservative perspective. As of December 31, 2012, the Company had non-committed and available bank credit lines for working capital for a total of approximately US$ 530 million.

The position in other cash and cash equivalents so generated by the Company is invested in highly liquid mutual funds which have an AAA risk rating.

4.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. Those methods are consistent with the risk management profile of the Group.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	58

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 5 - Changes in accounting estimates and policies (consistent presentation)

5.1	Changes in accounting estimates

There are no changes in accounting estimates as of the closing date of the consolidated financial statements.

5.2	Changes in accounting policies

As of December 31, 2012, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period.

The consolidated classified statements of financial position as of December 31, 2012 and December 31, 2011 and the statements of comprehensive income, equity and cash flows for the periods ended December 31, 2012 and December 31, 2011, have been prepared in accordance with IFRS, and accounting principles and criteria have been applied consistently.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	59

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Assets	3,908,259	3,626,748
Liabilities	(1,775,476)	(1,813,914)
Assets (liabilities)	2,132,783	1,812,834

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

6.3	Joint arrangements of controlling interest

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Limitada, collectively the Pampa Group, are the owners of a number of shares that are equivalent to 30.50% as of December 31, 2012 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	60

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.3	Joint arrangements of controlling interest, continued

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.35
96.863.960-9	Inversiones Global Mining (Chile) Limitada	3.34
76.165.311-5	Potasios de Chile S.A.	6.81
Total Pampa Group		30.50

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	61

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries

Financial information as of December 31, 2012 of the companies in which the group exerts control and significant influence is as follows:

12/31/2012
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	735,546	534,869	200,677	148,768
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	221	-	221	-
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	292	-	292	2
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9999	1,149,717	14,306	1,135,411	259,578
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	357,590	326,522	31,068	4,330
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,527	872	655	263
Ajay SQM Chile S.A.	96,592,180-K	Chile	US$	51.0000	-	51.0000	26,262	6,226	20,036	9,980
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	451	-	451	(11)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,611,208	464,669	1,146,539	318,275
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,988,068	1,070,450	917,618	93,488
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,944	4,383	27,561	(236)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	1,037	902	135	17
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	186,462	73,470	112,992	8,555
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	17,208	15,996	1,212	(185)
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	8,100	230	7,870	430
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	14,250	14,093	157	47
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	319,812	284,290	35,522	23,737

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	62

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries, continued

12/31/2012
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,214	-	5,214	(10)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	290	5,005	(4,715)	(284)
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	86,953	3,724	83,229	(3,314)
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	904	1,214	(310)	(165)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	19,419	18,065	1,354	244
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	723	942	(219)	78
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	43	(26)	(8)
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	24,597	1,657	22,940	2,422
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,476	711	1,765	(125)
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	391,590	356,719	34,871	(14,928)
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,360	18	1,342	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	-
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	305	39	266	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,204	14,829	14,375	(1)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	79,092	55,672	23,420	3,254

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	63

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries, continued

12/31/2012
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM Investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	64,264	40,239	24,025	743
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	242,707	253,736	(11,029)	(2,435)
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,265	14,520	(1)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	422	176	246	(39)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	333	1,146	(813)	(58)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	50	811	(761)	127
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	33	23	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	179,048	102,950	76,098	(4,932)
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	81,429	81,883	(454)	(2,135)
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	16,929	-	16,929	3,708
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	98,127	91,370	6,757	(2,921)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	5,621	1,613	4,008	755
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	18	11	7	(38)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	3,637	1,779	1,858	1,621

Total							7,805,674	3,847,033	3,958,641	848,596

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	64

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	96.592.190-7	Chile	US$	99.9999	0.0001	100.0000	819,424	665,515	153,909	106,473
Proinsa Ltda.	78.053.910-0	Chile	Chilean peso	-	60.5800	60.5800	204	-	204	(1)
SQMC Internacional Ltda.	86.630.200-6	Chile	Chilean peso	-	60.6381	60.6381	268	-	268	(4)
SQM Potasio S.A.	96.651.060-9	Chile	US$	99.9974	-	99.9974	771,112	120,138	650,974	246,439
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Chile	US$	0.0003	99.9997	100.0000	277,296	250,558	26,738	4,302
Isapre Norte Grande Ltda.	79.906.120-1	Chile	Chilean peso	1.0000	99.0000	100.0000	1,127	716	411	28
Ajay SQM Chile S.A.	96,592,180-K	Chile	US$	51.0000	-	51.0000	26,977	9,855	17,122	10,066
Almacenes y Depósitos Ltda.	79.876.080-7	Chile	Chilean peso	1.0000	99.0000	100.0000	419	1	418	(17)
SQM Salar S.A.	79.626.800-K	Chile	US$	18.1800	81.8200	100.0000	1,438,672	610,538	828,134	286,239
SQM Industrial S.A.	79.947.100-0	Chile	US$	99.0470	0.9530	100.0000	1,889,981	1,066,598	823,383	93,062
Minera Nueva Victoria S.A.	78.602.530-3	Chile	US$	99.000	1.0000	100.0000	112,628	4,527	108,101	4,069
Exploraciones Mineras S.A.	76.425.380-9	Chile	US$	0.2691	99.7309	100.0000	31,878	4,082	27,796	(207)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Chile	Chilean peso	-	100.0000	100.0000	757	648	109	(23)
Soquimich Comercial S.A.	79.768.170-9	Chile	US$	-	60.6383	60.6383	191,346	82,750	108,596	7,220
Comercial Agrorama Ltda.	76.064.419-6	Chile	Chilean peso	-	42.4468	42.4468	11,555	10,264	1,291	29
Comercial Hydro S.A.	96.801.610-5	Chile	Chilean peso	-	60.6383	60.6383	7,681	241	7,440	334
Agrorama S.A.	76.145.229-0	Chile	Chilean peso	-	60.6377	60.6377	328	226	102	(91)
SQM North America Corp.	Foreign	United States	US$	40.0000	60.0000	100.0000	188,554	176,816	11,738	(19,702)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	65

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
RS Agro Chemical Trading A.V.V.	Foreign	Aruba	US$	98.3333	1.6667	100.0000	5,224	-	5,224	(4)
Nitratos Naturais do Chile Ltda.	Foreign	Brazil	US$	-	100.0000	100.0000	2,349	6,804	(4,455)	271
Nitrate Corporation of Chile Ltd.	Foreign	United Kingdom	US$	-	100.0000	100.0000	5,076	-	5,076	-
SQM Corporation N.V.	Foreign	Dutch Antilles	US$	0.0002	99.9998	100.0000	89,469	3,715	85,754	40,340
SQM Perú S.A.	Foreign	Peru	US$	0.9800	99.0200	100.0000	6,466	6,611	(145)	(759)
SQM Ecuador S.A.	Foreign	Ecuador	US$	0.0040	99.9960	100.0000	9,724	9,176	548	(83)
SQM Brasil Ltda.	Foreign	Brazil	US$	2.7900	97.2100	100.0000	354	1,050	(696)	113
SQI Corporation N.V.	Foreign	Dutch Antilles	US$	0.0159	99.9841	100.0000	17	36	(19)	6
SQMC Holding Corporation L.L.P.	Foreign	Aruba	US$	0.1000	99.9000	100.0000	21,131	614	20,517	10,926
SQM Japan Co. Ltd.	Foreign	Japan	US$	1.0000	99.0000	100.0000	2,968	1,078	1,890	518
SQM Europe N.V.	Foreign	Belgium	US$	0.8600	99.1400	100.0000	430,994	393,419	37,575	20,135
SQM Italia SRL	Foreign	Italy	US$	-	100.0000	100.0000	1,333	17	1,316	-
SQM Indonesia S.A.	Foreign	Indonesia	US$	-	80.0000	80.0000	5	1	4	(1)
North American Trading Company	Foreign	United States	US$	-	100.0000	100.0000	306	39	267	-
SQM Virginia LLC	Foreign	United States	US$	-	100.0000	100.0000	29,207	14,830	14,377	(3)
SQM Comercial de México S.A. de C.V.	Foreign	Mexico	US$	0.0013	99.9987	100.0000	68,572	48,406	20,166	(1,061)

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	66

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.4	Information on consolidated subsidiaries, continued

12/31/2011
		Country of		Ownership interest			Assets	Liabilities	Total equity	Net profit (loss)
Subsidiary	Tax ID No.	incorporation	Functional currency	Direct	Indirect	Total	ThUS$	ThUS$	ThUS$	ThUS$
SQM investment Corporation N.V.	Foreign	Dutch Antilles	US$	1.0000	99.0000	100.0000	65,123	41,991	23,132	1,887
Royal Seed Trading Corporation A.V.V.	Foreign	Aruba	US$	1.6700	98.3300	100.0000	196,735	203,543	(6,808)	1,251
SQM Lithium Specialties LLP	Foreign	United States	US$	-	100.0000	100.0000	15,785	1,264	14,521	(3)
Soquimich SRL Argentina	Foreign	Argentina	US$	-	100.0000	100.0000	429	144	285	(78)
Comercial Caimán Internacional S.A.	Foreign	Panama	US$	-	100.0000	100.0000	477	1,232	(755)	(14)
SQM France S.A.	Foreign	France	US$	-	100.0000	100.0000	351	114	237	-
Administración y Servicios Santiago S.A. de C.V.	Foreign	Mexico	US$	-	100.0000	100.0000	13	915	(902)	100
SQM Nitratos México S.A. de C.V.	Foreign	Mexico	US$	-	51.0000	51.0000	27	17	10	-
Soquimich European Holding B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	153,211	72,969	80,242	38,850
SQM Iberian S.A	Foreign	Spain	US$	-	100.0000	100.0000	27,225	25,638	1,587	258
Iodine Minera B.V.	Foreign	The Netherlands	US$	-	100.0000	100.0000	13,228	7	13,221	3,100
SQM Africa Pty Ltd.	Foreign	South Africa	US$	-	100.0000	100.0000	62,335	52,657	9,678	7,821
SQM Venezuela S.A.	Foreign	Venezuela	US$	-	100.0000	100.0000	5	328	(323)	(157)
SQM Oceania Pty Ltd.	Foreign	Australia	US$	-	100.0000	100.0000	4,349	1,042	3,307	2,372
SQM Agro India Pvt. Ltd.	Foreign	India	US$	-	100.0000	100.0000	63	18	45	(27)
SQM Beijing Commercial Co. Ltd.	Foreign	China	US$	-	100.0000	100.0000	2,147	1,910	237	140

Total							6,984,905	3,893,058	3,091,847	864,114

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	67

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 6 - Background of companies included in consolidation (continued)

6.5	Detail of transactions between consolidated companies

a)	Transactions conducted in 2012

On November 30, 2012, SQM S.A. transferred and made a capital contribution of the 99% of the ownership interest in Minera Nueva Victoria Limitada to SQM Potasio S.A.; therefore, SQM Potasio S.A. obtains 100% of the ownership. As a result of the above, Minera Nueva Victoria Limitada merged into SQM Potasio S.A., which generates the dissolution of Minera Nueva Victoria Limitada.

Transactions conducted in 2011

On April 7, 2011, Agrorama S.A. was incorporated with ownership interest by Soquimich Comercial S.A. of 99.999% and by Sociedad Productora de Insumos Agrícolas Ltda. of 0.001%.  This new company will have share capital of ThCh$100,000 (ThUS$ 211), its lifespan will be indefinite and its line of business will be the trading and distribution of fertilizers, pesticides and agricultural products or supplies.

On August 30, 2011, SQM Industrial S.A. made a capital contribution of ThUS$8,000 in its subsidiary SQMC Mexico S.A. de CV.

During September 2011, SQM Industrial S.A. made a capital contribution of ThUS$14,017 to its subsidiary, SQMC México S.A. de CV, increasing its ownership interest to 99.8739%.

During September 2011, the subsidiary, Soquimich European Holding B.V., acquires from its associate, Nutrisi Holding N.V. ownership interest of 66.6% which it maintained in the subsidiary, Fertilizantes Naturales S.A. for ThUS$3,179.

On December 12, 2011, the subsidiary, Comercial Agrorama Callegari Ltda. changed its name to “Comercial Agrorama Limitada”.

On December 14, 2011, Fertilizantes Naturales S.A. changed its name to SQM Iberian S.A.

During December 2011, the subsidiary, Soquimich European Holding B.V. sells its ownership interest of 50% in Nutrisi Holding N.V. for ThUS$5.736.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	68

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 7 - Cash and cash equivalents

7.1	Types of cash and cash equivalents

As of December 31, 2012 and 2011, cash and cash equivalents are detailed as follows:

a)	Cash

	12/31/2012	12/31/20111
	ThUS$	ThUS$

Cash on hand	90	73
Cash in banks	41,541	34,659
Other demand deposits	833	3,291
Total cash	42,464	38,023

b)	Cash equivalents

	12/31/2012	12/31/20111
	ThUS$	ThUS$

Short-term deposits, classified as cash equivalents	139,943	263,396
Short-term investments, classified as cash equivalents	141,946	143,573
Total cash equivalents	281,889	406,969

Total cash and cash equivalents	324,353	444,992

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	69

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 7 - Cash and cash equivalents (continued)

7.2	Short-term investments, classified as cash equivalents

As of December 31, 2012 and December 31, 2011, short-term investments, classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	47,408	47,162
BlackRock - Institutional US Dollar Liquidity Fund	47,490	48,025
JP Morgan US dollar Liquidity Fund Institutional	47,048	48,386
Total	141,946	143,573

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

7.3	Information on cash and cash equivalents by currency

As of December 31, 2012 and December 31, 2011, information on cash and cash equivalents by currency is detailed as follows:

	12/31/2012	12/31/2011
Original currency	ThUS$	ThUS$
Chilean Peso (*)	76,712	125,118
US$	234,166	308,631
Euro	3,601	3,070
Mexican Peso	720	29
South African Rand	7,421	5,450
Japanese Yen	1,369	2,292
Peruvian Sol	75	16
Brazilian Real	20	22
Chinese Yuan	181	300
Indonesian rupee	5	5
Indian rupee	13	45
Pound sterling	70	14
Total	324,353	444,992

(*) The Company maintains financial derivative policies which allow dollarizing these term deposits in Chilean pesos.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	70

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 7 - Cash and cash equivalents (continued)

7.4	Amount of significant restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of December 31, 2012 and December 31, 2011, the Company has no significant cash balances with any type of restriction.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	71

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 7 - Cash and cash equivalents (continued)

7.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal ThUS$	Interest accrued to-date	12/31/2012	12/31/2011
						ThUS$	ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Chilean peso	0.49	12/10/2012	01/17/2013	25,290	87	25,377	9,677
Banco Crédito e Inversiones	Fixed term	Chilean peso	0.50	12/07/2012	02/07/2013	12,299	49	12,348	9,676
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	25,209
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20,010
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20,531
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20,011
Banco Crédito e Inversiones	-	-	-	-	-	-	-	-	20,014
Banco Santander-Santiago	Fixed term	Chilean peso	0.49	12/06/2012	01/03/2013	11,609	47	11,656	12,093
Banco Santander-Santiago	Fixed term	Chilean peso	0.49	12/06/2012	01/03/2013	7,493	30	7,523	20,110
Banco Santander-Santiago	Fixed term	Chilean peso	0.45	12/28/2012	01/10/2013	6,252	3	6,255	20,110
Banco Santander-Santiago	Fixed term	US$	1.12	12/07/2012	02/07/2013	8,005	6	8,011	20,110
Banco Santander-Santiago	Fixed term	US$	0.70	12/21/2012	01/07/2013	3,500	1	3,501	3,001
Banco Santander Santiago	Fixed term	US$	0.70	12/21/2012	01/07/2013	3,500	1	3,501	-
Citibank New – York	Overnight	US$	0.01	12/31/2012	01/01/2013	20,146	-	20,146	115
Citibank New – York	Overnight	US$	0.01	12/31/2012	01/01/2013	1,181	-	1,181	1,586
Citibank New – York	Overnight	US$	0.01	12/31/2012	01/01/2013	17,256	-	17,256	-
Citibank New – York	Overnight	US$	0.01	12/31/2012	01/03/2013	10,605	-	10,605	-
Citibank New – York	Overnight	US$	0.01	12/31/2012	01/02/2013	2,582	-	2,582	-
Corpbanca	Fixed term	Chilean peso	0.53	12/26/2012	02/01/2013	9,990	-	9,999	16,043
Corpbanca	-	-	-	-	-	-	-	-	20,016
Corpbanca	-	-	-	-	-	-	-	-	10,032
Corpbanca	-	-	-	-	-	-	-	-	10,008
IDBI Bank	-	-	-	-	-	-	-	-	2
Banco BBVA Chile	Fixed term	Indian rupee	-	12/31/2012	01/31/2013	2	-	2	5,042
Total								139,943	263,396

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	72

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 8 - Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	12/31/2012 ThUS$	12/31/2011 ThUS$

Raw material reserves	8,675	10,111
Supplies for production reserves	37,919	31,602
Products-in-progress reserves	411,039	356,038
Finished product reserves	438,603	346,651
Total	896,236	744,402

Inventory reserves recognized as of December 31, 2012 amount to ThUS$72,687, and as of December 31, 2011 amounted to ThUS$58,220. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density, humidity, among others). Additionally, reserves are recognized if goods are sold cheaper than the related cost, and for differences that arise from inventory counts.

As of December 31, 2012, the sum registered as cost of sale related to inventory in the statement of income amounts to ThUS$1,093,075 and as of December 31, 2011 to ThUS$1,016,119.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	12/31/2012 ThUS$	12/31/2011 ThUS$

Raw material reserves	93	593
Supplies for production reserves	500	500
Products-in-progress reserves	46,635	33,811
Finished product reserves	25,459	23,316

Total	72,687	58,220

The Company has not delivered inventory as collateral for the periods indicated above.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	73

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures

9.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties. For the period ended December 31, 2012, the Company has not recorded any impairment in accounts receivable related to amounts owed by related parties. This evaluation is conducted every year through an examination of the financial position of the related party in the market in which it operates.

9.2	Relationships between the parent and the entity

According to the Company’s by-laws, no shareholder can own more than 32% of the Company’s voting right shares.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Global Mining Investments (Chile) S.A., collectively the Pampa Group, are the owners of a number of shares that are equivalent to 30.50% as of December 31, 2012 of the current total amount of shares issued, subscribed and fully-paid of the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and La Esperanza Delaware Corporation, collectively the Kowa Group, are the owners of a number of shares equivalent to 2.08% of the total amount of shares of SQM S.A. issued, subscribed and fully-paid.

The Pampa Group and the Kowa Group have informed SQM S.A., the Chilean SVS and the relevant stock exchanges in Chile and abroad that they are not and have never been related parties between them. In addition, this is regardless of the fact that both Groups on December 21, 2006 have entered into a Joint Action Agreement (JAA) related to those shares. Consequently, the Pampa Group, by itself, does not concentrate more than 32% of the voting right capital of SQM S.A., and the Kowa Group does not concentrate by itself more than 32% of the voting right capital of SQM S.A.

Likewise, the Joint Action Agreement has not transformed the Pampa and Kowa Groups into related parties between them. The Joint Action Agreement has only transformed the current controller of SQM S.A., composed of the Pampa Group, and the Kowa Group into related parties of SQM S.A.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	74

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.2	Relationship between the Parent and the entity

Detail of effective concentration

Tax ID No.	Name	Ownership interest %
96.511.530-7	Sociedad de Inversiones Pampa Calichera S.A.	20.35
96.863.960-9	Global Mining Investments (Chile) S.A.	3.34
76.165.311-5	Potasios de Chile S.A.	6.81
Total Pampa Group		30.50

79,798,650-k	Inversiones la Esperanza (Chile) Ltda.	1.40
59.046.730-8	Kowa Co Ltd.	0.30
96.518.570-4	Kochi S.A.	0.29
59.023.690-k	La Esperanza Delaware Corporation	0.09
Total Kowa Group		2.08

9.3	Intermediate parent that publicly issues financial statements

The following intermediate parent of Sociedad Química y Minera de Chile S.A. publicly issues financial statements:

Soquimich Comercial S.A.

9.4	Detailed identification of the link between the Parent and subsidiary

As of December 31, 2012 and December 31, 2011, the detail is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQI Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Perú S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	Dutch Antilles	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Venezuela S.A.	Venezuela	US$	Subsidiary

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	75

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.4	Detailed identification of the link between the Parent and subsidiary, continued

As of December 31, 2012 and December 31, 2011, the detail is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Cayman Islands	US$	Subsidiary
Foreign	SQM Africa Pty. Ltd.	South Africa	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	Iodine Minera B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Agro India Pvt. Ltd.	India	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary
86.630.200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78.602.530-3	Minera Nueva Victoria Ltda.(b)	Chile	US$	Subsidiary
78.053.910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean peso	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	Kowa Company Ltd.	Japan	US$	Other related parties
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Other related parties
79.049.778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	Coromandel Internacional	India	Indian rupee	Other related parties
Foreign	Vitas Roullier SAS	France	Euro	Other related parties
Foreign	SQM Vitas Brasil Agroindustria	Brazil	US$	Joint control or significant influence
Foreign	SQM Vitas Perú S.A.C.	Peru	US$	Joint control or significant influence

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	76

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.4	Detailed identification of the link between the Parent and subsidiary, continued

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	SQM Vitas Southern Africa Pty.	South Africa	US$	Joint control or significant influence
Foreign	Misr Speciality Fertilizers (a)	Egypt	Egyptian pound	Associate
Foreign	NU3 N.V. (a)	Belgium	Euro	Associate
Foreign	NU3 B.V. (a)	The Netherlands	Euro	Associate

(a)	Ownership relationship up to 2011.

(b)	On November 30, 2012 Minera Nueva Victoria Ltda. merged with SQM Potasio S.A., being absorbed by the latter.

9.5	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of December 31, 2012 and December 31, 2011, there are no allowances for doubtful accounts related to balances pending of transactions with related parties as there is no impairment in them.

As of December 31, 2012 and 2011, the detail of transactions with related parties is as follows:

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2012 ThUS$	12/31/2011 ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	9,587	26,748
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	37,232	27,743
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	3,564	824
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	42,081	47,501
Foreign	Ajay North America LLC.	Associate	United States	Dividends	10,175	1,499
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	6,285	8,234
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	525	-
Foreign	NU3 B.V.	Associate	The Netherlands	Sale of products	-	15,708
Foreign	NU3 N.V.	Associate	Belgium	Sale of products	-	9,993
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	10,203	7,355
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	11	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	1,472	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	77

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.5	Detail of related parties and related party transactions, continued

Tax ID No.	Company	Nature	Country of origin	Transaction	12/31/2012 ThUS$	12/31/2011 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Dividends	1,052	491
Foreign	Kowa Company Ltd.	Other related parties	Japan	Sale of products	123,581	138,818
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	40,518	34,514
Foreign	SQM Vitas Perú S.A.C.	Joint control or significant influence	Peru	Sale of products	26,123	13,608
Foreign	SQM Vitas Southern Africa Pty.	Joint control or significant influence	South Africa	Sale of products	10,930	2,287
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	120	1,562
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	62	-
Foreign	Coromandel SQM	Joint venture	India	Sale of products	2,300	-

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	78

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.6	Trade receivables due from related parties, current:

Tax ID No.	Name	Nature	Country of origin	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Chilean peso	303	685
Foreign	SQM Thailand Co. Ltd.	Associate	Thailand	US$	6,098	5,521
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	US$	-	3,899
Foreign	Ajay Europe S.A.R.L.	Associate	France	US$	4,775	4,603
Foreign	Ajay North America LLC.	Associate	United States	US$	4,633	7,387
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	US$	1,805	4,587
Foreign	Misr Speciality Fertilizers	Associate	Egypt	US$	-	199
Foreign	Kowa Company Ltd.	Jointly controlled entity	Japan	US$	29,929	44,188
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	8	8
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd	Joint venture	China	US$	27	71
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	27,903	27,523
Foreign	SQM Vitas Perú S.A.C.	Joint venture	Peru	US$	18,143	17,534
Foreign	SQM Vitas Southern Africa PTY	Joint venture	South Africa	US$	1,478	597
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	-	-
Foreign	Coromandel SQM	Joint venture	India	Indian rupee	756	23
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	4,000	-
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Chilean peso	844	314
Foreign	Coromandel Internacional	Other related parties	India	Indian rupee	670	-
Total to-date					101,372	117,139

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	79

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.7	Trade payables due to related parties, current:

Tax ID No.	Name	Nature	Country of origin	Currency	12/31/2012	12/31/2011
					ThUS$	ThUS$
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	19	873
Total to-date					19	873

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	80

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.8	Board of Directors and Senior Management

1)	Board of directors

The Company is managed by a Board of Directors which is composed of eight regular directors who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 28, 2011.

As of December 31, 2012, the Company has an Audit Committee made up of three members of the Board of Directors. This Committee performs those duties provided in Article 50 bis of Law No. 18,046 on Shareholders Company, the Shareholders’ Company Act.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

2)	Directors’ Compensation

2.1

2.1.1	Board of Directors

Directors’ compensation is detailed as follows:

a)	A payment of a monthly fixed gross amount of UF 300 in favor of the Chairman of the Company’s Board of Directors and UF 50 in favor of the seven remaining board members regardless of their attendance at Board meetings or the number of meetings attended during the respective month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.35% of profit for the period effectively earned by the Company during fiscal year 2012.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.04% of profit for the period effectively earned by the Company during fiscal years 2012 and 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	81

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.9	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above will not be subject to any charge between them, and those expressed as a percentage will be paid immediately after the shareholders at the respective Annual General Shareholders’ Meeting of the Company approve the statement of financial position (balance sheet), the financial statements, the annual report, the report by the account inspectors and the report of external auditors for the fiscal years ending December 31, 2012 and 2011.

e)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee during 2012 amount to ThUS$3,973 (ThUS$ 3,030 as of December 31, 2011).

2.1.2 Audit Committee

The remuneration of Directors Committee is composed of:

a)	A payment of a monthly, fixed and gross amount of UF 17 in favor of each of the three Directors who are a part of the Company’s Audit Committee regardless of the number of meetings conducted during the respective month.

b)	A payment in domestic currency and in favor of each of the three Directors of a variable and gross amount equivalent to 0.013% of the Company’s profit for the period effectively earned by the Company during fiscal years 2012 and 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	82

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 9 - Related party disclosures (continued)

9.8	Board of Directors and Senior Management, continued

3)	No guarantees have been constituted in favor of the directors.

4)	Senior management compensation

As of December 31, 2012, the global compensation paid to the 120 main executives amounts to ThUS$32,888 (ThUS$ 22,509 as of December 31, 2011). This includes monthly fixed salary and variable performance bonuses.

The Company has a bonuses intermediate and bi-intermediate plan for compliance target and level of individual contribution to the Company’s profit or loss. These benefits are structured in a minimum and maximum of gross remunerations which are paid once a year or every two years.

5)	Additionally, the Company has retention bonuses for the Company’s executives. The amount of these bonuses is linked to the price of the Company’s share and is payable in cash between 2012 and 2016 (See Note 16).

6)	No guarantees have been constituted in favor of the Company’s management.

7)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended December 31, 2012 and the year ended December 31, 2011 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

8)	In accordance with IAS 24, we should report that the Company's Director Mr. Wolf Von Appen B. is member of the Ultramar Group. During the period ended December 31, 2012, the amount of operations with this Group is approximately ThUS$22,577 (ThUS$13,751 as of December 31, 2011).

9.9	Key management personnel compensation

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Key management personnel compensation	32,888	22,509

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	83

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 – Financial instruments

Financial assets in conformity with IAS 39 are detailed as follows:

10.1	Types of other financial assets

Types of other financial assets	12/31/2012 ThUS$	12/31/2011 ThUS$

Other current financial assets (1)	244,161	129,069
Derivatives (2)	680	14,455
Hedging assets, current	71,262	25,737
Total other current financial assets	316,103	169,261

Other non-current financial assets	107	117
Hedging assets, non-current	29,385	30,371
Total other non-current financial assets	29,492	30,488

(1)	Relates to term deposits with maturities exceeding 90 days from the investment date.

(2)	Relate to forwards and options that were not classified as hedging instruments (see detail in Note 10.3).

Detail of other current financial assets

Institution	12/31/2012 ThUS$	12/31/2011 ThUS$
Banco Santander	41,691	13,753
BBVA	31,579	33,528
Banco de Crédito e Inversiones	82,145	17,739
Banco de Chile	42,992	44,849
Corpbanca	10,499	19,200
Banco Scotiabank	25,141	-
Banco Itaú	10,114	-
Total	244,161	129,069

10.2	Trade and other receivables, current and non-current

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade receivables	490,770	-	490,770	387,607	-	387,607
Prepayments	14,046	-	14,046	10,706	-	10,706
Other receivables	5,800	1,311	7,111	13,749	1,070	14,819
Total trade and other receivables	510,616	1,311	511,927	412,062	1,070	413,132

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	84

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

	12/31/2012			12/31/2011
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Trade receivables, current	507,562	(16,792)	490,770	404,320	(16,713)	387,607

Prepayments, current	14,046	-	14,046	10,706	-	10,706
Other receivables, current	7,801	(2,001)	5,800	15,709	(1,960)	13,749

Current trade and other receivables	529,409	(18,793)	510,616	430,735	(18,673)	412,062

Other receivables, non-current	1,311	-	1,311	1,070	-	1,070

Non-current receivables	1,311	-	1,311	1,070	-	1,070

Total trade and other receivables	530,720	(18,793)	511,927	431,805	(18,673)	413,132

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	85

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Unsecuritized portfolio

As of December 31, 2012 and December 31, 2011, the detail of the unsecuritized portfolio is as follows:

12/31/2012
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, non-renegotiated portfolio	2,666	2,241	545	409	367	308	325	279	311	33,724	41,041
Non-renegotiated portfolio, gross	412,557	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562
Number of customers, renegotiated portfolio	-	-	-	-	-	-	-	-	-	-	-

Renegotiated portfolio, gross	-	-	-	-	-	-	-	-	-	-	-

Total portfolio, gross	412,557	20,121	1,259	46,268	38	129	395	10,140	794	15,862	507,562

12/31/2011
	Not overdue	1 - 30 days	31 - 60 days	61 - 90 days	91 - 120 days	121 - 150 days	151 - 180 days	181 - 210 days	211 - 250 days	Over 250 days	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Number of customers, non-renegotiated portfolio	5,369	1,701	640	401	340	340	332	335	340	2,147	11,945
Non-renegotiated portfolio, gross	348,299	27,945	4,778	12,058	817	87	407	103	299	8,673	403,466
Number of customers, renegotiated portfolio	1	2	-	-	-	-	-	-	-	-	3

Renegotiated portfolio, gross	504	350	-	-	-	-	-	-	-	-	854

Total portfolio, gross	348,803	28,295	4,778	12,058	817	87	407	103	299	8,673	404,320

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	86

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 – Financial instruments (continued)

10.2	Trade and other receivables, continued

The detail of allowance is as follows:

Allowance and write-offs	12/31/2012 ThUS$	12/31/2011 ThUS$

Allowance for non-renegotiated portfolio	20,191	21,961
Write-offs for the period	(1,398)	(3,288)
Total	18,793	18,673

a)	Credit risk concentration

Credit risk concentrations with respect to trade receivables are reduced due to the great number of entities included in the Company’s client database and their distribution throughout the world.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	87

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations relating to bonds of the Company in Chilean pesos and UF (and the exchange risk in Chilean pesos of the Company’s investment plans). As of December 31, 2012, the face value of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$515,156 and as of December 31, 2011 such contracts amounted to ThUS$ 405,486.

Hedging assets	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2012	100,647	49,853	(18,419)	3,684	(14,735)

December 31, 2011	56,108	(39,719)	(12,184)	2,104	(10,080)

Hedging liabilities	Derivative instruments (IRS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2012	1,879	27	(1,786)	-	(1,786)

December 31, 2011	270	(120)	(150)	-	(150)

The balances in the effect on profit or loss column consider the interim effects of the contracts in force as of December 31, 2012 and December 31, 2011.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	88

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
C	71,841	UF	12/01/2026
G	33,673	Chilean peso	01/05/2014
H*	146,360	UF	01/05/2018
I	56,041	UF	04/01/2014
J	92,440	Chilean peso	04/01/2014
M	46,463	UF	02/01/2017
O	68,338	UF	02/01/2017

(*) Forward starting CCS for hedging series H bonds since 01/05/2012 to 01/05/2018

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable. Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF. Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions. In addition, upon commencement of the period hedged and then on a quarterly basis the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations for the purpose of which we use the effectiveness test. A hedge instrument is deemed effective if the effectiveness test result is between 80 to 120%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results. As of to date, hedges are classified as effective on the basis of the effectiveness tests. This note includes the detail of fair values of derivatives classified as hedging instruments.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	89

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.3	Hedging assets and liabilities, continued

b) Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, that may have material effects on the results of the Company.

10.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2012 and December 31, 2011, the detail is as follows:

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Bank loans	122,373	379,119	501,492	141,436	329,150	470,586
Obligations with the public (bonds payable)	20,135	1,067,075	1,087,210	17,129	907,877	925,006
Other financial liabilities	10,335	-	10,335	2,443	-	2,443
Total	152,843	1,446,194	1,599,037	161,008	1,237,027	1,398,035

Current and non-current loans

As of December 31, 2012 and December 31, 2011, the detail is as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Long-term loans	379,119	329,150

Short-term loans	120,921	140,538
Current portion of long-term loans	1,452	898
Short-term loans and current portion of long-term loans	122,373	141,436
Total loans assumed	501,492	470,586

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	90

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

a)	Bank loans, current:

As of December 31, 2012 and December 31, 2011, the detail of this caption is as follows:

Debtor			Creditor			Currency				12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.70%	1.70%	-	20,175	20,175
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.09%	1.09%	-	20,017	20,017
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	1,139	-	1,139
79.626.800-K	SQM Salar S.A.	Chile	97.032.000-8	Banco BBVA Chile	Chile	US$	Upon maturity	1.90%	1.90%	-	20,243	20,243
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.03%	1.03%	20,153	-	20,153
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	141	141
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	20	20
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	-	235	235
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	-	164	164
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (New York)	United States	US$	Upon maturity	1.49%	1.26%	-	140	140
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.64%	1.64%	-	20,172	20,172
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	1.04%	1.04%	20,162	-	20,162
Total										41,454	81,307	122,761
Borrowing costs										(26)	(362)	(388)
Total										41,428	80,945	122,373

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	91

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor			Currency				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	or adjustment index	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$
93.007.000-9	SQM.S.A.	Chile	97.032.000-8	Banco BBVA Chile	United States	US$	Upon maturity	1.00%	1.00%	20,094	-	20,094
93.007.000-9	SQM.S.A.	Chile	97.030.000-7	Banco Estado	United States	US$	Upon maturity	0.95%	0.95%	20,089	-	20,089
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	-	645	645
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	US$	Upon maturity	1.24%	1.24%	-	20,114	20,114
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.03%	1.03%	20,085	-	20,085
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.75%	0.75%	48	20,000	20,048
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	140	140
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.36%	1.75%	-	24	24
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	207	-	207
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd. (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	137	137
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	US$	Upon maturity	1.58%	1.58%	-	20,057	20,057
79.947.100-0	SQM Industrial S.A.	Chile	97.018.000-1	Scotiabank Sud Americano	Chile	US$	Upon maturity	0.70%	0.70%	51	20,000	20,051
Total										60,574	81,117	141,691
Borrowing costs										(61)	(194)	(255)
Total										60,513	80,923	141,436

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	92

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of December 31, 2012 and December 31, 2011, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Debtor			Number of			Currency	Periodicity				12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2013	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2013	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2.667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2013	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	7,464	7,464
93.007.000-9	SQM S.A	Chile	563	G	01/05/2013	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,465	-	1,465
93.007.000-9	SQM S.A	Chile	564	H	01/05/2013	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,484	-	4,484
93.007.000-9	SQM S.A	Chile	563	I	04/01/2013	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	532	532
93.007.000-9	SQM S.A	Chile	563	J	04/01/2013	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,470	1,470
93.007.000-9	SQM S.A	Chile	700	M	02/01/2013	UF	Semi-annual	Upon maturity	3.62%	3.30%	644	-	644
93.007.000-9	SQM S.A	Chile	699	O	02/01/2013	UF	Semi-annual	Upon maturity	3.95%	3.80%	1,110	-	1,110
			Total								7,703	14,710	22,413
			Bond issue costs								(473)	(1,805)	(2,278)
			Total								7,230	12,905	20,135

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U.S. dollars based on the flows agreed in Cross Currency Swap Agreements.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	93

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Number of				Periodicity				12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Up to 90 days ThUS$	91 days to 1 year ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2012	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	2,577	2,577
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2012	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	2,667	2,667
93.007.000-9	SQM S.A	Chile	446	C	06/01/2012	UF	Semi-annual	Semi-annual	4.44%	4.00%	-	6,754	6,754
93.007.000-9	SQM S.A	Chile	563	G	01/05/2012	Ch$	Semi-annual	Upon maturity	7.50%	7.00%	1,354	-	1,354
93.007.000-9	SQM S.A	Chile	564	H	01/05/2012	UF	Semi-annual	Semi-annual	5.10%	4.90%	4,045	-	4,045
93.007.000-9	SQM S.A	Chile	563	I	04/01/2012	UF	Semi-annual	Upon maturity	3.35%	3.00%	-	477	477
93.007.000-9	SQM S.A	Chile	563	J	04/01/2012	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	-	1,351	1,351
			Total								5,399	13,826	19,225
			Bond issue costs								(276)	(1,820)	(2,096)
			Total								5,123	12,006	17,129

c)	Types of non-current interest-bearing loans

Non-current interest-bearing loans as of December 31, 2012 and December 31, 2011 are detailed as follows:

Non-current interest-bearing bank loans

Debtor			Creditor							12/31/2012 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.01%	2.69%	-	140,000	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.60%	1.54%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.92%	1.62%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	1.83%	1.52%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	1.81%	1.46%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	1.49%	1,26%	-	50,000	-	50,000
Total										100,000	280,000	-	380,000
Borrowing costs										(235)	(646)	-	(881)
Total										99,765	279,354	-	379,119

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	94

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor			Creditor							12/31/2011 Years to maturity
Tax ID No.	Subsidiary	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$
93.007.000-9	SQM S.A.	Chile	Foreign	Banco Estado NY Branch	United States	US$	Upon maturity	3.02%	2.72%	140,000	-	-	140,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Scotiabank & Trust (Cayman) Ltd.	Cayman Islands	US$	Upon maturity	1.74%	1.35%	50,000	-	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Bank of America	United States	US$	Upon maturity	2.56%	1.47%	-	40,000	-	40,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	Export Development Canada	Canada	US$	Upon maturity	2.36%	1.74%	-	50,000	-	50,000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Foreign	The Bank of Tokyo-Mitsubishi UFJ, Ltd (New York)	United States	US$	Upon maturity	2.17%	1.23%	-	50,000	-	50,000
Total										190,000	140,000	-	330,000
	Borrowing costs									(104)	(746)	-	(850)
Total										189,896	139,254	-	329,150

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of December 31, 2012 and December 31, 2011 is detailed as follows:

Debtor						Currency	Periodicity					12/31/2012 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	15/04/2016	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4.44%	4.00%	14,280	14,280	64,260	92,820
93.007.000-9	SQM S.A	Chile	564	H	01/05/2030	UF	Semi-annual	Semi-annual	7.5%	4.90%	-	-	190,401	190,401
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5.10%	7.00%	43,764	-	-	43,764
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3.35%	3.00%	71,400	-	-	71,400
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	108,368	-	-	108,368
93.007.000-9	SQM S.A	Chile	700	M	02/01/2017	UF	Semi-annual	Upon maturity	3.62%	3.30%	-	47,600	-	47,600
93.007.000-9	SQM S.A	Chile	699	O	02/01/2033	UF	Semi-annual	Upon maturity	3.95%	3.80%	-	-	71,400	71,400
			Total								237,812	261,880	576,061	1,075,753
			Bond issue costs								(631)	(1,420)	(6,627)	(8,678)
			Total								237,181	260,460	569,434	1,067,075

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	95

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Debtor							Periodicity					12/31/2011 Current maturities
Tax ID No.	Subsidiary	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate	Over 1 years to 3 ThUS$	Over 3 to 5 ThUS$	Over 5 years ThUS$	Total ThUS$

93.007.000-9	SQM S.A	Chile	-	Single	04/15/2016	US$	Semi-annual	Upon maturity	6.32%	6.13%	-	200,000	-	200,000
93.007.000-9	SQM S.A	Chile	-	Single	04/21/2020	US$	Semi-annual	Upon maturity	5.70%	5.50%	-	-	250,000	250,000
93.007.000-9	SQM S.A	Chile	446	C	12/01/2026	UF	Semi-annual	Semi-annual	4.44%	4.00%	12,881	12,881	64,408	90,170
93.007.000-9	SQM S.A	Chile	564	H	0105//2030	UF	Semi-annual	Semi-annual	7.5%	4.90%	-	-	171,753	171,753
93.007.000-9	SQM S.A	Chile	563	G	01/05/2014	Ch$	Semi-annual	Upon maturity	5.10%	7.00%	40,446	-	-	40,446
93.007.000-9	SQM S.A	Chile	563	I	04/01/2014	UF	Semi-annual	Upon maturity	3.35%	3.00%	64,408	-	-	64,408
93.007.000-9	SQM S.A	Chile	563	J	04/01/2014	Ch$	Semi-annual	Upon maturity	6.23%	5.50%	100,152	-	-	100,152
			Total								217,887	212,881	486,161	916,929
			Bond issue costs								(1,700)	(1,322)	(6,030)	(9,052)
			Total								216,187	211,559	480,131	907,877

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	96

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

e)	Additional information

Bonds

As of December 31, 2012 and December 31, 2011, ThUS$20,135 and ThUS$17,129, respectively are presented at short-term related to principal, current portion plus interest accrued at that date, not including bond issue costs. At the non-current portion, the Company presented ThUS$1,067,075 as of December 31, 2012 and ThUS$907,877 as of December 31, 2011 related to principal installments of Series C bonds, single Series bonds, Series G bonds, Series H bonds, Series I bonds, Series J bonds, single series second issue bonds, Series M bonds and Series O bonds.

As of December 31, 2012 and December 31, 2011, the details of each issue are as follows

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

As of December 31, 2012 and December 31, 2011, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2012	12/31/2011
	ThUS$	ThUS$
Principal	6,858	6,678
Interest payment	4,004	4,169

Single series bonds

On April 5, 2006, the Company placed Single Series bonds for ThUS$200,000 at an annual rate of 6.125% under "Rule 144 and regulation S of the U.S. Securities Act of 1933."

As of December 31, 2012 and December 31, 2011, the Company has made the following payments with a charge to the Single Series bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Payments of interest	12,250	12,250

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	97

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Series “G” and “H” bonds

On January, 13, 2009, the Company placed two bond series in the domestic market. Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9% at a term of 21 years with payment of principal beginning in 2019 and Series G for ThCh$ 21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of December 31, 2012 and December 31, 2011, the Company has made the following payments with a charge to the Series G and H bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Payment of interest, Series G bonds	2,845	3,094
Payment of interest, Series H bonds	8,565	8,989

Series “J” and “I” bonds

On May 8, 2009, the Company placed two bond series in the domestic market. Series J for ThCh$52,000,000 (ThUS$92,456) which was placed at a term of 5 years with single payment at the expiration date of the term and annual interest rate of 5.5% and Series I for UF 1,500,000 (ThUS$56,051) which was placed at a term of 5 years with single payment at the maturity of the term and annual interest rate of 3.00%.

As of December 31, 2012 and December 31, 2011, the Company has made the following payments with a charge to the Series J and I bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Payment of interest, Series J bonds	5,879	5,665
Payment of interest, Series I bonds	2,100	1,954

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	98

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.4	Financial liabilities, continued

Single series bonds, second issue

On April 21, 2010, the Company informed the Chilean Superintendence of Securities and Insurance of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with annual interest rate of 5.5% and destined to refinance long-term liabilities

As of December 31, 2012 and December 31, 2011, the detail of payments charged to the line of single series bonds, second issue is as follows:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Interest payment	13,750	13,750

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%, and Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%

As of December 31, 2012, the Company has made the following payments with a charge to the Series M and O bonds:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Payment of interest, Series M bonds	765	-
Payment of interest, Series O bonds	1,320	-
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	99

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.5	Trade and other payables

	12/31/2012			12/31/2011
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accounts payable	207,429	-	207,429	182,552	-	182,552
Deferred income	-	-	-	-	-	-
Retained (or accrued)	515	-	515	480	-	480
Total	207,944	-	207,944	183,032	-	183,032

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2012, the Company has purchase orders amounting to ThUS$127,484 (ThUS$79,045 as of December 31, 2011).

10.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which has generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value through profit or loss	12/31/2012	Effect on profit or loss as of 12/31/2012	12/31/2011	Effect on profit or loss as of 12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (forward)	5,612	(4,559)	1,053	(1,053)
Derivative instruments (options)	2,492	(1,456)	1,036	(1,036)
Derivative instruments (IRS)	2,231	(240)	354	(150)
	10,335	(6,255)	2,443	(2,239)

Balances in the column effect on profit or loss consider the annual affects of agreements which were in force as of December 31, 2012.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	100

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories

a)	Financial Assets

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial assets at fair value through profit or loss, classified as held-for-trading	244,161	-	244,161	129,069	-	129,069
Financial assets at fair value through profit or loss, mandatorily measured at fair value	680	-	680	14,455	-	14,455
Financial assets at fair value through profit or loss	244,841	-	244,841	143,524	-	143,524
Investments held to maturity	-	107	107	-	117	117
Loans and receivables	510,616	1,311	511,927	412,062	1,070	413,132
Financial assets at fair value through other comprehensive income	71,261	29,385	100,646	25,737	30,371	56,108
Total financial assets	826,718	30,803	857,521	581,323	31,558	612,881

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	101

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.7	Financial asset and liability categories (continued)

b)	Financial liabilities

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities at fair value through profit or loss	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$	Amount ThUS$

Financial liabilities at fair value through profit or loss, designed as such at initial recognition	10,335	-	10,335	2,443	-	2,443
Financial liabilities at fair value through profit or loss	10,335	-	10,335	2,443	-	2,443

Financial liabilities measured at amortized cost	350,452	1,446,194	1,796,646	341,597	1,237,027	1,578,624
Total financial liabilities	360,787	1,446,194	1,806,981	344,040	1,237,027	1,581,067

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	102

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.8	Financial assets pledged as guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of December 31, 2012 and December 31, 2011, assets pledged as guarantees are as follows:

Restricted cash	12/31/2012 ThUS$	12/31/2011 ThUS$
Isapre Norte Grande Ltda.	571	428
Total	571	428

10.9	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.
-	Other current financial liabilities are considered at fair value equal to their carrying values.
-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated at discounting contractual cash flows at their original current market with similar terms.
-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.
SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	103

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.9	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	12/31/2012		12/31/2011
	Carrying value	(*) Fair value	Carrying value	(*) Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	324,353	324,353	444,992	444,992
Current trade and other receivables	510,616	510,616	412,062	412,062
Other financial assets, current:
- Time deposits	244,161	244,161	129,069	129,069
- Derivative instruments	680	680	14,455	14,455
- Current hedging assets	71,262	71,262	25,737	25,737
Total other current financial assets	316,103	316,103	169,261	169,261
Other non-current financial assets:	107	107	117	117
Non-current hedging assets	29,385	29,385	30,371	30,371
Other non-current financial assets:	29,492	29,492	30,488	30,488
Other financial liabilities, current:
- Bank loans	122,373	122,373	141,436	141,436
- Derivative instruments	8,456	8,456	2,174	2,174
- Hedging liabilities	1,879	1,879	269	269
- Unsecured obligations	20,135	20,135	17,129	17,129
Other financial liabilities, current	152,843	152,843	161,008	161,008
Current and non-current accounts payable	207,944	207,944	183,032	183,032
Other non-current financial liabilities:
- Bank loans	379,119	401,065	329,150	348,218
- Unsecured obligations	1,067,075	1,137,363	907,877	1,074,907
Other non-current financial liabilities:	1,446,194	1,538,428	1,237,027	1,423,125

Fair value hierarchy

Fair value hierarchies are as follows:

-	Level 1: When only quoted (unadjusted) prices have been used in active markets.
-	Level 2: When in a phase in the valuation process variable other than prices quoted in Level 1 have been used which are directly observable in markets.
-	Level 3: When in a phase in the valuation process variable which are not based in observable market data have been used.

The valuation techniques used to determine the fair value of our hedging instruments are those indicated in level 2.

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	104

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 10 - Financial instruments (continued)

10.10	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

Note 11 – Equity-accounted investees

11.1	Equity-accounted investees

As of December 31, 2012 and 2011, in accordance with criteria established in Note 2.6 and Note 3.3, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

		Investment		Share on profit (loss) of equity-accounted investees
	Note No.	12/31/2012 ThUS$	12/31/2011 ThUS$	12/31/2012 ThUS$	12/31/2011 ThUS$

Equity-accounted investees	11.1 to 11.3	50,955	43,057	24,104	22,157
Joint ventures	12 to 12.4	19,343	17,637	253	(349)

Total		70,298	60,694	24,357	21,808

SQM Los Militares 4290 Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	105

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 11 – Equity-accounted investees (continued)

11.2	Assets, liabilities, revenue and expenses of associates

12/31/2012
TAX ID NUMBER	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	5,026	1,713	14,436	2,177
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Arab Emirates dirham	24,662	4,291	42,899	3,255
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	77,084	44,635	77,839	8,267
Foreign	Ajay North America	United States	US Dollar	44,889	6,292	83,340	22,300
Foreign	Ajay Europe SARL	France	Euro	36,106	12,688	84,203	12,591
Foreign	SQM Eastmed Turkey	Turkey	Euro	428	258	-	-
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai baht	17,068	13,048	13,536	81
	Total			205,263	82,925	316,253	48,671

12/31/2011
TAX ID NUMBER	Associate	Country of incorporation	Functional currency	Assets ThUS$	Liabilities ThUS$	Revenue ThUS$	Net profit (loss) ThUS$
77.557.430-5	Sales de Magnesio Ltda.	Chile	Chilean Peso	4,484	1,595	8,652	1,335
Foreign	Abu Dhabi Fertilizer Industries WWL	Arabia	Arab Emirates dirham	22,964	5,849	38,024	2,985
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	78,090	53,752	67,205	5,160
Foreign	Ajay North America	United States	US Dollar	47,866	9,876	80,923	23,689
Foreign	Ajay Europe SARL	France	Euro	32,332	14,600	59,189	8,384
Foreign	Misr Specialty Fertilizers	Egypt	Egyptian pound	5,476	2,802	-	(266)
Foreign	SQM Eastmed Turkey	Turkey	Euro	438	264	29	(94)
Foreign	SQM Thailand Co. Ltd.	Thailand	Thai baht	8,130	4,227	10,895	175

	Total			199,780	92,965	264,917	41,368

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	106

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 11 – Investment in Associates (continued)

11.3	Detail of investments in associates

The Company’s ownership in its associates is detailed as follows:

Associate	Main activities of the associate	Ownership %	Investment	Investment	Share on profit (loss) of equity- accounted investees
			12/31/2012	12/31/2011	12/31/2012	12/31/2011
			ThUS$	ThUS$	ThUS$	ThUS$
Sales de Magnesio Ltda.	Commercialization of magnesium salts.	50%	1,656	1,444	1,088	667
Abu Dhabi Fertilizer Industries Co. W.W.L.	Distribution and commercialization of specialty plant nutrients in the Middle East.	50%	9,890	8,558	1,628	1,492
Ajay North America L.L.C	Production and commercialization of iodine derivatives.	49%	15,357	14,866	10,927	11,608
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	50%	15,346	12,169	4,134	2,580
Nutrisi Holding N.V.	Holding company	50%	-	-	-	1,720
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	50%	8,495	3,102	6,295	4,192
Misr Specialty Fertilizers S.A.E.	Production and commercialization of liquid specialty plant nutrients for Egypt.	47.4857%	-	1,270	-	(126)
SQM Eastmed Turkey	Production and commercialization of specialty products.	50%	85	87	-	(46)
SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	40%	126	1,561	32	70
Total			50,955	43,057	24,104	22,157

The Company has no participation in unrecognized losses in investments in associates.

The Company presents no investments not accounted for according to the equity method of accounting.

The equity method was applied to the Statement of Financial Position as of December 31, 2012 and 2011.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	107

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 12 - Joint Ventures

12.1	Policy for accounting for joint ventures in a Parent’s separate financial statements

The method for the recognition of joint ventures in which participation is initially recorded at cost and subsequently adjusted considering changes after the acquisition in the portion of the entity’s net assets of the entity which correspond to the investor. Profit or loss for the period of the investor will collect the portion which belongs to it in the results of the controlled entity as a whole

12.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2012

On March 2012, the Company Coromandel SQM increased its capital by ThUS$394. This Company has an ownership of 50% in Soquimich European Holding B.V.

b)	Operations conducted in 2011

On January 27, 2011, the subsidiary SQM Industrial S.A. conducted a contribution amounting to ThUS$2,500 in Sichuan SQM Migao Chemical Fertilizer Co.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Phone number: (56 2) 425 2000 www.sqm.com	108

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 12 - Policy for accounting for joint ventures in a Parent’s separate financial statements (continued)

12.3	Detail of assets, liabilities and profit or loss of significant investments in joint ventures by company as of December 31, 2012 and 2011, respectively:

12/31/2012
				Asset			Liability				Ownership-
TAX ID NUMBER	Joint ventures	Country of incorporation	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	21,843	9,984	31,827	6,899	4,072	10,971	29,980	(29,407)	573
Foreign	Coromandel SQM	India	Indian rupee	5,059	1,397	6,456	4,419	-	4,419	5,633	(5,264)	369
Foreign	(1,059)	Arab Emirates	Arab Emirates dirham	22,536	10,522	33,058	785	-	785	19,643	(20,175)	(532)
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US Dollar	1,986	304	2,290	132	-	132	5,028	(4,933)	95
	Total			51,424	22,207	73,631	12,235	4,072	16,307	60,284	(59,779)	505

12/31/2011
				Asset			Liability				Ownership-
TAX ID NUMBER	Joint ventures	Country of incorporation	Functional currency	Current ThUS$	Non-current ThUS$	Total ThUS$	Current ThUS$	Non-current ThUS$	Total ThUS$	Revenue ThUS$	related expenses ThUS$	Profit or loss ThUS$
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US Dollar	18,014	10,576	28,590	8,306	-	8,306	23,818	(23,455)	363
Foreign	Coromandel SQM	India	Indian rupee	559	1,074	1,633	62	-	62	23	(60)	(37)
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	24,887	8,920	33,807	1,005	-	1,005	25,207	(26,266)	(1,059)
Foreign	SQM Star Qingdao Crop Nutrition Co., Ltd.	China	US Dollar	1,974	403	2,377	314	-	314	5,065	(5,028)	37
	Total			45,434	20,973	66,407	9,687	-	9,687	54,113	(54,809)	(696)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	109

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 12 - Policy for accounting for joint ventures in a Parent’s separate financial statements (continued)

12.4	Detail of investments in joint ventures:

Joint venture	Main activities of the joint venture	Ownership %	Investment 12/31/2012 ThUS$	Investment 12/31/2011 ThUS$
Coromandel SQM	Production and distribution of potassium nitrate.	50%	683	786
Sichuan SQM Migao Chemical Fertilizers Co Ltda. Ltda.	Production and distribution of soluble fertilizers.	50%	10,428	10,142
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene.	50%	7,153	5,677
SQM Quindao-Star Co. Ltda.	Production and distribution of nutrient plant solutions with specialties NPK soluble	50%	1,079	1,032
Total			19,343	17,637

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	110

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 13 - Intangible assets and goodwill

13.1	Balances

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Intangible assets other than goodwill	24,013	4,316
Goodwill	38,388	38,605

Total	62,401	42,921

13.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way and software.

Balances and movements in the main classes of intangible assets as of December 31, 2012 and 2011 are detailed as follows:

		12/31/2012
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,765	(2,115)	1,650
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,198	(820)	378
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	22,612	(1,987)	20,625
Intangible assets other than goodwill	Indefinite	1,512	(152)	1,360
Intangible assets other than goodwill		32,908	(8,895)	24,013

Goodwill	Indefinite	40,178	(1,790)	38,388

Total intangible assets and goodwill		73,086	(10,685)	62,401

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	111

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

		12/31/2011
Intangible assets and goodwill	Useful life	Gross amount ThUS$	Accumulated Amortization ThUS$	Net Value ThUS$

Trademarks	Finite	3,821	(3,821)	-
Software	Finite	3,476	(1,538)	1,938
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	1,198	(758)	440
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	3,536	(1,994)	1,542
Intangible assets other than goodwill	Indefinite	548	(152)	396
Intangible assets other than goodwill		12,579	(8,263)	4,316

Goodwill	Indefinite	40,178	(1,573)	38,605

Total intangible assets and goodwill		52,757	(9,836)	42,921

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life, measures the lifetime or the number of productive units or other similar which constitute its useful life.

The estimated useful life for software is 3 years for other finite useful life assets, the period in which they are amortized relate to periods defined by contracts or rights which generate them.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and are obtained as indefinite

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The method used to express the amortization is useful life.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	112

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	Finite	Finite

Intangible assets other than goodwill	Indefinite	Indefinite

Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years

Trademarks	1 year	5 years

Software	2 years	3 years

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	113

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 13 - Intangible assets and goodwill (continued)

13.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of December 31, 2012:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	-	1,938	440	1,542	396	38,605	42,921
Additions		501	-	19,080	964	-	20,545
Amortization		(789)	(62)	-	-	-	(851)
Other increases (decreases)		-	-	3	-	(217)	(214)

Final balance	-	1,650	378	20,625	1,360	38,388	62,401

f)	Movements in identifiable intangible assets as of December 31, 2011:

Movements in identifiable intangible assets	Trademarks Net ThUS$	Software Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Intellectual property rights, patents and other industrial property rights, service and exploitation right, rights of way, Net ThUS$	Other intangible assets, Net ThUS$	Goodwill, Net ThUS$	Identifiable intangible assets, Net ThUS$

Opening balance	4	823	501	1,546	396	38,388	41,658
Additions	-	1,812	-	-	-	217	2,029
Amortization	(4)	(697)	(61)	-	-	-	(762)
Other increases (decreases)	-	-	-	(4)	-	-	(4)

Final balance	-	1,938	440	1,542	396	38,605	42,921

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	114

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 14 - Property, plant and equipment

As of December 31, 2012 and 2011, the detail of property, plant and equipment is as follows:

14.1	Types of property, plant and equipment

Description of types of property, plant and equipment	12/31/2012 ThUS$	12/31/2011 ThUS$

Property, plant and equipment, net

Land	109,060	108,992
Buildings	169,731	146,532
Machinery	438,331	424,460
Transport equipment	88,954	82,822
Furniture and fixtures	6,736	5,015
Office equipment	5,249	5,312
Constructions in progress	423,184	297,996
Other property, plant and equipment	747,045	683,913
Total	1,988,290	1,755,042

Property, plant and equipment, gross

Land	109,060	108,992
Buildings	329,397	291,401
Machinery	1,065,641	972,179
Transport equipment	224,462	199,998
Furniture and fixtures	22,667	19,090
Office equipment	36,215	34,480
Constructions in progress	423,184	297,996
Other property, plant and equipment	1,336,991	1,194,765
Total	3,547,617	3,118,901

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	115

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 14 - Property, plant and equipment (continued)

14.1	Types of property, plant and equipment, continued

	12/31/2012	12/31/2011
	ThUS$	ThUS$
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and value impairment of buildings	159,666	144,869
Accumulated depreciation and value impairment of machinery	627,310	547,719
Accumulated depreciation and value impairment of transport equipment	135,508	117,176
Accumulated depreciation and value impairment of furniture and fixtures	15,931	14,075
Accumulated depreciation and value impairment of office equipment	30,966	29,168
Accumulated depreciation and value impairment of other property, plant and equipment	589,946	510,852
Total	1,559,327	1,363,859

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	116

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2012 and 2011:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2012	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

Changes
Additions	36	-	1,092	34	70	323	443,349	972	445,876
Divestitures	-	-	(115)	-	(67)	(12)	(2,936)	(78)	(3,208)
Depreciation expense	-	(14,800)	(79,534)	(18,400)	(1,858)	(1,857)	-	(79,709)	(196,158)
Increase(decrease) in foreign currency exchange	32	(1)	5	15	-	(13)	-	68	106
Reclassification	-	37,916	92,441	24,535	3,576	1,478	(287,291)	127,345	-
Other increases (decreases) (*)	-	84	(18)	(52)	-	18	(27,934)	14,534	(13,368)

Total changes	68	23,199	13,871	6,132	1,721	(63)	125,188	63,132	233,248

Final balance	109,060	169,731	438,331	88,954	6,736	5,249	423,184	747,045	1,988,290

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	117

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 14 - Property, plant and equipment (continued)

14.2	Reconciliation of changes in property, plant and equipment by type as of December 31, 2012 and 2011, continued:

Reconciliation entries of changes in property, plant and equipment by type as of December 31, 2011	Land	Buildings, net	Machinery, net	Transport equipment, net	Furniture and fixtures, net	Office equipment, net	Constructions in progress	Other property, plant and equipment, net	Property, plant and equipment, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	107,869	88,320	295,467	48,936	4,450	5,705	356,551	546,674	1,453,972

Changes
Additions	1,251	178	424	558	39	302	474,042	1,054	477,848
Divestitures	(85)	(1,371)	(64)	(451)	-	-	-	-	(1,971)
Depreciation expense	-	(11,477)	(97,046)	(14,902)	(1,281)	(2,053)	-	(69,137)	(195,896)
Increase(decrease) in foreign currency exchange	(42)	-	1	(23)	-	122	-	(24)	34
Reclassification		69,410	228,116	48,717	1,805	1,442	(546,769)	197,279	-
Other increases (decreases) (*)	(1)	1,472	(2,438)	(13)	2	(206)	14,172	8,067	21,055

Total changes	1,123	58,212	128,993	33,886	565	(393)	(58,555)	137,239	301,070

Final balance	108,992	146,532	424,460	82,822	5,015	5,312	297,996	683,913	1,755,042

(*) The net balance of Other increases (decreases) corresponds to: 1) investment plan expenses which are expensed to profit or loss (forming part of cost of sales and other expenses per function, as appropriate), 2) the variation representing the purchase and use of materials and spare parts and 3) projects corresponding mainly to exploration expenditures and stain development.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	118

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 14 - Property, plant and equipment (continued)

14.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for the compliance with obligations which affect property, plant and equipment.

14.4	Additional information

Interest capitalized in construction-in-progress:

The amount capitalized for this concept amounted to ThUS$14,156 as of December 31, 2012 and ThUS$ 22,249 as of December 31, 2011.

Financing costs are not capitalized for periods which exceed the normal term of acquisition, construction or installation of the asset, such as the case of delays, interruptions or temporary suspension of the project due to technical, financial or other issues, which prevent that the asset is maintained in good conditions for its use.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	119

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 - Employee benefits

15.1	Provisions for employee benefits

	12/31/2012	12/31/2011
Classes of benefits and expenses by employee	ThUS$	ThUS$
Current
Profit sharing and bonuses	33,974	30,074
Total	33,974	30,074

Non-current
Profit sharing and bonuses	6,056	4,083
Severance indemnity payments	34,431	28,188
Pension Plan	409	1,413
Total	40,896	33,684

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	120

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 Employee benefits (continued)

15.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time-off, sickness leaves and other leaves, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America which applies the definitions under 15.4 below.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on Profit for the period at the end of each period applying a factor obtained subsequent to the employee appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and it is paid in cash. The short-term portion is presented as provision for current employee benefits and the long-term portion as non-current.

The bonus provided to the Company’s directors is calculated based on Profit for the period at each year-end and will consider the application of a percentage factor.

The benefit related to vacations (short-term benefits to employees, current), which is provided in the Labor Code which indicates that employees with more than a year of service will be entitled to annual holidays for a period not lower than fifteen paid business days. The Company provides the benefit of two additional vacation days.

Staff severance indemnities are agreed and payable based on the last salary for each year of service for the Company or with certain maximum limits in respect to the number of years to be considered or in respect to monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and the right for its collection can be acquired because of different causes, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No. 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all depending employees regulated by the Chilean Labor Code. Article 5 of this law provided the financing of this insurance through monthly contribution payments by both the employee and the employer.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	121

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value.

	12/31/2012	12/31/2011
Staff severance indemnities at actuarial value	ThUS$	ThUS$
Staff severance indemnities, Chile	33,731	27,574
Other obligations in companies elsewhere	700	614
Total other non-current liabilities	34,431	28,188

SQM North America’s pensions plan	409	1,413
Total post-employment obligations	409	1,413

Staff severance indemnities have been calculated under the actuarial assessment method of the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans which consist of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation for the payment of staff severance indemnities related to retirements without establishing a separate fund with specific assets, which is referred to as not funded. The discount interest rate of expected flows to be used was 6%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for year worked for the Company with no limit of salary or years of services for the Company, when employees cease to work for the Company due to turnover or death. In this case, the maximum age for men is 65 years and 60 years old for women, which are the usual ages for retirement due to achieving the senior citizen age according to the Chilean pensions system provided in Decree Law 3.500 of 1980.

Methodology

The determination of the obligation for benefits under IAS 19, Projected Benefit Obligation (PBO) is described as follows:

To determine the Company's total liability, we used a mathematical simulation model which was programmed using a computer and which processed the situation of each employee on an individual basis.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	122

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 - Employee benefits (continued)

15.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. Thus, information on each person was simulated from the beginning of the life of his/her employment contract or when he/she started earning benefits up to the month in which it reaches the normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives indemnity related to retirement due to old age.

The methodology followed to determine the accrual for all the employees adhered to agreements has considered turnover rates and the mortality rate RV-2010 established by the Chilean Superintendence of Securities and Insurance to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

15.4	Post-employment benefit obligations

Our subsidiary SQM North America, has established with its employees a pension plan until 2002 called “SQM North America Retirement Income Plan”, which obligation is calculated measuring the expected future forecasted staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions discounting the resulting amounts at present value using the interest rate defined by the authorities for 2012 and 2011.

Since 2003, SQM North America offers to its employee’s benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

The following table represents the plan financing status and the amounts recognized in the consolidated classified statements of financial position.

Reconciling table	2012	2011
	ThUS$	ThUS$
Changes in benefit obligation
Benefit obligation at the beginning of the year	6,620	6,548
Service costs	1	1
Interest costs	406	413
Actuarial loss	(236)	(46)
Other benefits	(309)	(297)
Benefit obligation at the year-end	6,482	6,619

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	123

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 - Employee benefits (continued)

15.4	Post-employment benefit obligations, continued

Fluctuations in the plan assets:
Plan assets fair value at the beginning of the year	5,206	5,847
Employer’s contributions	436	189
Plan assets actual return (losses)	740	(533)
Benefits paid	(309)	(297)
Plan assets fair value at the year-end	6,073	5,206

Statement of Income	(409)	1,413
Items not recognized yet as regular social security payment expenses, net:
Actuarial loss net at the beginning of the year	(2,954)	(2,111)
Amortization during the year	131	84
Net profit or loss estimated for the year	580	(927)
Adjustment to recognize the minimal social security payment obligation	(2,243)	(2,954)

As of December 31, 2012 and 2011, net regular social security payment expense was comprised as follows:

	2012	2011
Reconciliation	ThUS$	ThUS$

Service cost or benefit earned during the year	2	1
Interest cost in benefit obligation	406	413
Plan assets actual return	739	(532)
Loss amortization for prior periods	131	84
Net profit during the year	(344)	973
Regular social security payment expenses, net	142	57

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	124

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 15 - Employee benefits (continued)

15.5	Staff Severance indemnities

As of December 31, 2012 and 2011, severance indemnities calculated at the actuarial value are as follows:

	2012 ThUS$	2011 ThUS$
Opening balance	(28,188)	(27,208)
Current cost of service	(8,087)	(7,871)
Interest cost	(1,037)	(1,106)
Actuarial gain/loss	40	(151)
Exchange rate difference	(2,237)	2,693
Contributions paid	5,078	5,455
Balance	(34,431)	(28,188)

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	12/31/2012	12/31/2011

Mortality rate	RV - 2011	RV - 2010
Actual annual interest rate	6%	6%
Voluntary retirement rotation rate:
Men	0.9%	0.9%	annual
Women	1.53%	1.53%	annual
Salary increase	3.0%	3.0%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

Note 16 - Executive compensation plan

The Company counts on a compensation plan for its executives, by means of the granting of payments based on the SQM share price change, paid in cash, and the executives may exercise their rights until the year 2016.

Characteristics of the plan

This compensation plan is related with the company performance through the price of the Series B SQM share (Santiago Stock Exchange).

Participants in this plan

This compensation plan includes 40 executives of the Company, who are entitled to this benefit, provided they stay with the Company during the dates these options are executed. The dates for exercising the options will be the first 7 calendar days of May following to the fiscal year.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	125

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 16 - Executive compensation plan (continued)

Compensation

The compensation for each executive is the differential between the average prices of the share during April of each year compared to the base price established by Company’s management. The base price fixed by the Company for this compensation plan amounts to US$ 50 per share. The Company reserves the right to exchange that benefit by shares or share options.

The movement of the options in effect for the period, the average prices for the fiscal year of the options and the average contractual life of the options in effect as of December 31, 2012 and 2011 are the following:

Movement for the period	2012	2011
In effect as of January 1	2,340,000	3,370,025
Granted during the fiscal year	103,500
Redundant workers	103,500
Exercised during the fiscal year	139,500	1,030,025
In circulation as of December 31	2,200,500	2,340,000
Average contractual life	40 months	48 months

The amounts accrued by the plan, as of December 31, 2012 and 2011, amount to:

Effect on profit or loss	2012 ThUS$	2011 ThUS$
Amount accrued during the year	3,142	11,200

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	126

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

17.1	Capital Management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved Board of Directors, which establish a maximum consolidated indebtedness level of 1.5 times the debt/equity. This limit can only be exceeded only if the Company’s management has a written and previously granted authorization issued at the Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements imposed (or covenants) in its financial obligations, which regulate the indebtedness level in 1.4 times, in its more strict level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, to oversight the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	12/31/2012	12/31/2011	Description (1)	Calculation (1)
Net Financial Debt	929,197	753,410	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	3.69	3.11	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.30	0.29	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	30.1%	29.7%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
ROA	25.1%	24.1%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	1.02	1.08	Total Liability on Equity	Total Liabilities / Total Equity

			(1) Assumes the absolute value of the accounting records

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	127

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.1	17.1 Capital management, continued

The Company’s capital requirements change depending on variables such as: work capital requirements, of new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

17.2	17.2 Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares with no par value composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares, where both series are preferred shares.

The preferential voting rights for each series are detailed as follows:

Series “A”:

If the election of the Company’s President results in a tie vote, the Company's directors may vote once again, without the vote of the director elected by the Series B shareholders.

Series “B”:

1)          A general or extraordinary shareholders' meeting may be called at the request of shareholders representing 5% of the Company's Series B shares.

2)          An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company's President, at the request of the director elected by Series B shareholders.

As of December 31, 2012 and 2011, the Group does not maintain shares in the parent either directly or through its companies in which it has investments.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	128

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	12/31/2012		12/31/2011
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of December 31, 2012 and 2011, the Company has not placed any new issuances of shares on the market.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	129

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.3	Disclosures on reserves in equity

Reserves for currency exchange conversion

This balance reflects retained earnings for changes in the exchange rate, when converting financial statements of subsidiaries whose functional currency is from each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains as hedge instruments, financial derivatives related to obligations with the public issued in Unidades de Fomento and Chilean pesos. Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for actuarial gains or losses in defined benefit plans

Our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of IAS using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 6.5% interest rate for 2012 and 2011.

Other reserves

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under ownership of the Company at the acquisition date (IAS 27 R).

	12/31/2012 ThUS$	12/31/2011 ThUS$
Revaluation surplus
Reserve for currency exchange conversion	(330)	(1,251)
Reserve for cash flow hedges	(16,522)	(10,230)
Reserve for actuarial gains or losses in defined benefit plans	(2,243)	(2,954)
Reserve of gains and losses for new measurement of available-for-sale financial assets	-	-
Other reserves	(1,677)	(1,677)

Total other reserves	(20,772)	(16,112)

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	130

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated Profit for the period for year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

The Company’s dividend policy for 2012 is as follows:

-	Distribution and payment in favor of each shareholder of a final dividend which will be equivalent to 50% of Profit for the period obtained in 2012.

-	Distribution and payment, if possible during 2012, of a provisional dividend which will be recorded against the aforementioned final dividend. This provisional dividend will be paid probably during the last quarter of 2012 and its amount could not exceed 50% of the retained earnings for distribution obtained during 2012, which are reflected in the Company’s financial statements as of September 30, 2012.

-	The distribution and payment by the Company of the remaining balance of the final dividend related to Profit for the period for the 2012 commercial year in up to two installments, which will have to be effectively paid and distributed prior to June 30, 2013.

-	An amount equivalent to the remaining 50% of the Company’s Profit for the period for 2012 will be retained and destined to the financing of operations of one or more of the Company’s investment projects with no prejudice of the possible future capitalization of the entirety or a portion of this.

-	The Board of Directors does not consider the payment of any additional and interim dividends.

-	The Board of Directors considers as necessary to indicate that the aforementioned Dividends Policy correspond to the intention or expectation of the Board regarding this matter. Consequently, the enforcement of such Policy Dividends is necessarily conditioned to net incomes finally obtained, to the results indicating the Company’s regular forecasts or the existence of certain conditions that could affect them. Notwithstanding the above and to the extent that such policy dividend does not suffer a significant change, SQM S.A. will timely communicate its shareholders on this matter.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	131

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends

On November 20, 2012, the Board of Directors of Sociedad Química y Minera de Chile S.A, agreed to pay and distribute to the Company’s shareholders a provisional of US$0.94986 per share. The above, since December 12, 2012, is charged against the income accrued during the first 9 months of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to the date the dividend will be paid, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 5, 2012.

On April 26, 2012, at the 36th General Shareholders' meeting it was agreed to pay a final dividend of US$1.03679 per share in relation to net profit for the commercial year 2011. US$0.73329 per share was already paid as an interim dividend, and this amount should be subtracted from the dividend detailed above. In line with this, the balance, amounting to US$0.30350 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid. Such amount, if appropriate, will be paid in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on April 26, 2012.

The Company’s Board of Directors (SQM), in its meeting on November 22, 2011, unanimously agreed to pay and distribute the provisional dividend referred to in SQM’s current “2011 Dividends Policy” which was informed to SQM’s General Annual Ordinary Shareholders Meeting that was held on April 28 of this year. This, for the essential purpose of being able to pay and distribute as of December 19, 2011, a provisional dividend of US$0.73329 per share –and which is approximately equivalent to the total amount of US$193 million and the latter corresponds to 50% of the distributable net income of the fiscal year 2011 that has been accrued at September 30, 2011. The above, is charged against the net income of said fiscal year, in favor of the Shareholders who appeared registered in SQM’s Shareholders Registry by the 5th working day prior to December 19th, 2011, and in its equivalent in Chilean pesos according to the value of the “Observed dollar” or “USA dollar” that appears published in the Official Gazette on December 13, 2011.

At the Annual Board of Directors meeting held on April 28, 2011, the Directors unanimously agreed to pay a final dividend of US$0.7259 per share in relation to net profit for the year. Notwithstanding the above, US$0.41794 per share was already paid as an interim dividend, and this amount should be subtracted from the final dividend detailed above, In line with this, the balance, amounting to US$0.30798 per share, will be paid and distributed among shareholders of the Company who are registered with their respective shareholders registry as of the fifth business day prior to the day in which this dividend will be paid.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	132

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 17 - Disclosures on equity (continued)

17.5	Provisional dividends, continued

Dividends presented deducted from equity are:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Dividends attributable to owners of the parent	253,438	270,915
Dividends payable	76,267	82,120

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	133

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 18 - Provisions and other non-financial liabilities

18.1	Types of provisions

	12/31/2012			12/31/2011
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	5,567	3,000	8,567	4,571	3,000	7,571
Provision for dismantling, restoration and rehabilitation cost	-	4,357	4,357	-	3,724	3,724
Other provisions	12,922	-	12,922	12,366	1,871	14,237
Total	18,489	7,357	25,846	16,937	8,595	25,532

(*) Provisions for legal complaints relate to legal expenses for lawsuits whose resolution are pending, and correspond to funds estimated necessary to make the disbursement of expenses incurred for this purpose. This provision relates mainly to the litigation of its subsidiary located in Brazil and United States (see note 19.1) and other minor litigations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	134

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 18 - Provisions and other non-financial liabilities (continued)

18.2	Description of other provisions

Description of other provisions	12/31/2012 ThUS$	12/31/2011 ThUS$
Current provisions, other short-term provisions
Provision for tax loss in fiscal litigation	1,606	1,441
Royalties, agreement with CORFO (the Chilean Economic Development Agency)	7,712	6,800
Fine to Brazil	2,500	2,500
Indemnity Yara South Africa	-	624
Miscellaneous provisions	1,104	1,001
Total	12,922	12,366
Other long-term provisions
Mine closure	4,357	3,724
Indemnity Yara South Africa	-	1,871
Total	4,357	5,595

18.3	Other non-financial liabilities, current

Description of other liabilities	12/31/2012 ThUS$	12/31/2011 ThUS$

Tax withholdings	11,887	9,837
VAT payable	16,481	21,087
Guarantees received	872	920
Accrual for dividend	76,267	81,325
Monthly tax provisional payments	22,073	11,239
Deferred income	16,291	15,284
Withholdings from employees and salaries payable	7,546	5,554
Accrued vacations	20,710	15,874
Other current liabilities	73	841
Total	172,200	161,961

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	135

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as 12/31/2012

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	7,571	-	3,724	14,237	25,532

Changes in provisions:

Additional provisions	-	-	1,000	-	633	8,863	10,496

Provision used	-	-	(4)	-	-	(10,061)	(10,065)
Increase(decrease) in foreign currency exchange	-	-	-	-	-	(117)	(117)

Total provisions, final balance	-	-	8,567	-	4,357	12,922	25,846

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	136

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 18 - Provisions and other non-financial liabilities (continued)

18.4	Changes in provisions as 12/31/2011

Description of items that gave rise to variations	Guarantee	Restructuring	Legal complaints	Onerous contracts	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	-	-	4,590	-	3,500	12,424	20,514

Changes in provisions:

Additional provisions	-	-	3,000	-	224	13,076	16,300

Provision used	-	-	(19)	-	-	(11,080)	(11,099)
Increase (decrease) in foreign currency exchange	-	-	-	-	-	(183)	(183)

Total provisions, final balance	-	-	7,571	-	3,724	14,237	25,532

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	137

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 18 - Provisions and other non-financial liabilities (continued)

18.5	Detail of main types of provisions

Legal expenses: This provision depends on the pending resolution of a legal lawsuit, to pay the expenses associated to and incurred during such lawsuit (incurred mainly in Brazil and U.S.A.).

Tax accrual in tax litigation: This accrual relates to lawsuits pending resolution related to taxes in Brazil for two of our subsidiaries, SQM Brazil and NNC.

CORFO (Economic Development Agency) Royalties agreement: Relates to the commercialization of mining properties that SQM Salar S.A. pays the Economic Development Agency for on a quarterly basis. The amount of the lease payable is calculated based on sales of products extracted from the Atacama Saltpeter deposit.

The settlement of the aforementioned amounts is performed on a quarterly basis.

To date, the Company and its subsidiaries have no significant uncertainties about the timing and amount of one class of provision.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	138

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions

According to note 18.1 the Company has only registered a provision for those lawsuits in which the probability to lose is “more likely than not”. The Company is party to lawsuits and other relevant legal actions that are detailed as follows:

19.1	Lawsuits and other relevant events

1.	Plaintiff	:	JB Comércio de Fertilizantes and Defensivos Agrícolas Ltda. (JB)
	Defendant	:	Nitratos Naturais do Chile Ltda. (NNC)
	Date	:	December 1995
	Court	:	MM 1ª, Vara Civel de Comarca de Barueri, Brazil.
	Reason	:	Compensation claim filed by JB against NNC for having appointed a distributor in a territory of Brazil for which JB had an exclusive contract.

	Status	:	Lower court ruling against Nitratos Naturais do Chile Ltda. and recourse of appeal pending resolution.
	Nominal value	:	ThUS$ 1,880

2.	Plaintiff	:	Nancy Erika Urra Muñoz
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and SQM S.A. and their insurers
	Date	:	December 2008
	Court	:	1st Civil Court of Santiago
	Reason	:	Labor Accident
	Status	:	Evidence
	Nominal value	:	ThUS$550

3.	Plaintiffs	:	Eduardo Fajardo Nuñez, Ana Maria Canales Poblete, Raquel Beltran Parra, Eduardo Fajardo Beltran and Martina Fajardo Beltran.
	Defendants	:	SQM Salar S.A. and its insurers
	Date	:	November 2009
	Court	:	20th Civil Court in Santiago
	Reason	:	Labor Accident
	Status	:	Summon to hear the sentence
	Nominal value	:	ThUS$1,880

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	139

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	City of Pomona, California USA
	Defendant	:	SQM North America Corporation
	Date	:	December 2010
	Court	:	United States District Court Central District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Pending of the appeal
	Nominal value	:	Not possible to determine

5.	Plaintiff	:	City of Lindsay, California USA
	Defendant	:	SQM North America Corporation
The lawsuit also was filed against Sociedad Química y
Minera de Chile S.A. this lawsuit has not yet been notified to the Company
	Date	:	December 2010
	Court	:	United States District Court Eastern District of California
	Reason	:	Payment of expenses and other amount related to the treatment of groundwater to allow for consumption by removing the existing perchlorate in such groundwater and that supposedly come from Chilean fertilizer.
	Status	:	Claim. Suspended procedure
	Nominal value	:	Not possible to determine

6.	Plaintiff	:	Metalúrgica FAT Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2011
	Court	:	9th Civil Court in Santiago
	Reason	:	Compensation for early termination of supply contract and installation of metal structures
	Status	:	Evidence
	Nominal value	:	ThUS$200

7.	Plaintiff	:	Angelina Castillo Figueroa and others
	Defendant	:	SQM Nitratos S.A. and its insurers
	Date	:	June 2012
	Court	:	2nd Civil Court in Santiago
	Reason	:	Compensation claim for alleged civil liability under tort derived from explosion occurred on September 6, 2010 near Baquedano causing the death of 6 workers
	Status	:	Replay to claim.
	Nominal value	:	ThUS$9,400

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	140

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.1	Lawsuits and other relevant events, continued

8.	Plaintiff	:	Nilda Ester Muñoz Muñoz and others
	Defendants	:	Alejandro Reyes R., Transportes Transerik Limitada, Constructora Excon SQM Salar S.A. and its insurers
	Date	:	July 2012
	Court	:	15th Civil Court in Santiago
	Reason	:	Compensation claim for alleged civil liability under tort derived from accident occurred on October 22, 2010 at the Salar de Atacama causing the death of Mr. Daniel Opazo Muñoz
	Status	:	Replay to claim.
	Nominal value	:	ThUS$2,400

9.	Plaintiff	:	Sociedad Industrial Seguel and Ortíz Limitada
	Defendant	:	SQM Salar S.A.
	Date	:	August 2012
	Court	:	Arbitral
	Reason	:	Compensation for early termination of service rendering contract
	Status	:	Replay to claim.
	Nominal value	:	ThUS$3,500

10.	Plaintiff	:	María Angélica Alday Fuentes
	Defendant	:	Vladimir Roco Alvarez, Compass Catering S.A. and SQM S.A.
	Date	:	August 2012
	Court	:	1st Civil Court in Antofagasta
	Reason	:	Compensation for moral damages for attempt to sexual abuse.
	Status	:	Replay to claim.
	Nominal value	:	ThUS$200

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	141

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.2	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue being involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the Arbitral or Ordinary Courts of Justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately ThUS$700.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have not received legal notice of any claims other than those mentioned in paragraph I above. The claims detailed above seek to annul certain mining claims that were purchased by SQM S.A. and Subsidiaries, the proportional purchase value of which, with respect to the portion affected by the superimposition, exceeds the nominal and approximate amount of ThUS$150. The claims seek payment of certain amounts allegedly owed by the Company due to its own activities, which exceed the approximate, nominal and individual amount of ThUS$150.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	142

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.2	Restrictions to management or financial limits

Credit contracts subscribed by the Company and its subsidiaries with domestic and foreign banks and for issuance of bonuses in the local and international market, requires the Company complies with the following level of consolidated financial indicators, calculated for a moving period which considers the last twelve months:

-	To maintain a minimum equity of ThUS$900,000.

-	To maintain a Net Financial Debt and EBITDA ratio not higher than 3 times.

-	To maintain a Total Indebtedness Ratio not higher than 1.4 times Total Indebtedness level defined as the Total Liabilities ratio divided by Total Equity.
-	To maintain a ratio between the operating subsidiaries SQM Industrial S.A. and SQM Salar S.A., or their respective legal successor’ financial debt and the total Issuer’s consolidated current assets not higher than 0.3 times.

As of December 31, 2012, the aforementioned financial indicators are as follows:

Indicator	12/31/2012	12/31/2011
Equity ThUS$	2,187,446	1,864,380
Net Financial Debt/ EBITDA	0.83	0.79
Indebtedness	1.02	1.08
SQM Industrial and SQM Salar debt / Current assets	0.04	0.05

Issuance contracts for bonuses issued abroad require the Company does not merge or dispose at any title the asset as a whole or as a substantial part of it, unless the following copulative conditions are met: (i) the legal successor company is an entity subject to Chilean or United States’ laws, and assumes under a complimentary contract the Company’s obligations, (ii) the Issuer does not fail to comply immediately after the merge or disposal, and (iii) The Issuer delivers a legal opinion stating the merge or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclose financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all aforementioned limitations, restrictions and obligations.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	143

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.3	Commitments

The subsidiary SQM Salar S.A. has signed a rental contract with the Economic Development Agency (CORFO), which establishes that this subsidiary will pay rent to CORFO for the concept of commercialization of certain mining properties owned by CORFO and for the products resulting from this commercialization. The annual rent stated in the aforementioned contract is calculated on the basis of sales of each type of product. The contract is in force until 2030, and rent began being paid in 1996 reflecting an expense amount of ThUS$27,193 as of December 31, 2012 (ThUS$ 23,951 as of December 31, 2011).

19.4	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda. in compliance with that established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments, delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda. on a daily basis. As of December 31, 2012, the guarantee amounts to ThUS$571.

19.5	Securities obtained from third parties

The main security received from third parties (distributors) to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$4,126 as of December 31, 2012; as of December 31, 2011 these amounted to ThUS $4,467 which is detailed as follows:

Entity name	12/31/2012 ThUS$	12/31/2011 ThUS$

Llanos y Wammes Soc. Com. Ltda	2,084	1,926
Fertglobal Chile Ltda.	1,042	1,541
Tattersall Agroinsumos S.A.	1,000	1,000

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	144

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force and approved by the Company's Board of Directors and have not been used by the respective subsidiary.

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2012 ThUS$	12/31/2011 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N.V.	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C.V.	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda.	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A.G.	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,235	50,207
Scotiabank & Trust (Cayman) Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,164	-
Bank of America	Royal Seed Trading A.V.V.	Subsidiary	Bond	40,141	40,140
Export Development Canada	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,020	50,024
The Bank of Tokyo-Mitsubishi UFJ Ltd.	Royal Seed Trading A.V.V.	Subsidiary	Bond	50,140	50,137
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd.	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	145

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 19 - Contingencies and restrictions (continued)

19.6	Indirect guarantees, continued

	Debtor			Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	Type of guarantee	12/31/2012 ThUS$	12/31/2011 ThUS$

HSBC	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Deutsche Bank AG	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

Credit Suisse International	SQM Investment Corp. N.V.	Subsidiary	Bond	-	-

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	146

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 20 - Revenue

As of December 31, 2012 and 2011, revenue is detailed as follows:

	December
	2012	2011
Types of revenue	ThUS$	ThUS$

Sales of goods	2,420,357	2,138,165
Provision of services	8,803	7,121
Total	2,429,160	2,145,286

Note 21 - Earnings per Share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	12/31/2012 ThUS$	12/31/2011 ThUS$

Earnings (losses) attributable to owners of the parent	649,167	545,758

	12/31/2012 Units	12/31/2011 Units
Number of common shares in circulation	263,196,524	263,196,524

	12/31/2012	12/31/2011

Basic earnings per share (US$ per share)	2.4665	2.074

The Company has not made any operation with a potential dilutive effect that assumes diluted earnings per share different from the basic earnings per share.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	147

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 22 - Borrowing costs

The cost of interest is recognized as expenses in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of December 31, 2012, total interest expenses incurred amount to ThUS$54,095 (ThUS$39,335 as of December 31, 2011).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	12/31/2012	12/31/2011

Capitalization rate of costs for capitalized interest, property, plant and equipment	7%	7%

Amount of costs for interest capitalized in ThUS$	14,156	22,249

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	148

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 23 - Effect of fluctuations on the foreign currency exchange rates (continued)

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	12/31/2012 ThUS$	12/31/2011 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(26,787)	(25,307)

Conversion foreign exchange reserves attributable to the owners of the controlling entity	921	(2,781)

Conversion foreign exchange reserves attributable to the non-controlling entity	61	(109)

b)	Reserves for foreign currency exchange differences:

As of December 31, 2012, and 2011, foreign currency exchange differences are detailed as follows:

Detail	12/31/2012 ThUS$	12/31/2011 ThUS$

Changes in equity generated through the equity method:
Comercial Hydro S.A.	937	937
SQMC Internacional Ltda.	36	23
Proinsa Ltda.	27	17
Agrorama Callegari Ltda.	152	102
Isapre Cruz del Norte Ltda.	89	55
Almacenes y Depósitos Ltda.	103	57
Sales de Magnesio Ltda.	177	48
Sociedad de Servicios de Salud S.A.	33	24
Agrorama S.A.	(11)	(11)
Doktor Tarsa	(1,035)	(1,964)
Nutrisi Holding	(42)	(42)
SQM Vitas Fzco	(318)	(159)
Ajay Europe	(275)	(176)
Misr Specialty Ferti	(39)	(39)
SQM Eastmed Turkey	(42)	(40)
SQM Thailand Co. Lta.	(32)	(52)
Coromandel SQM India	(118)	(31)
SQM Italia SRL	28	-
Total	(330)	(1,251)

c)	Functional and presentation currency

The functional currency in these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the US dollar.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	149

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 23 - Effect of fluctuations on the foreign currency exchange rates (continued)

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.
-	The equities of these companies are expressed in local currency (Chilean peso).

Note 24 - Environment

24.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur. Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the Maria Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007 the city of Tocopilla was declared a zone Saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city. In October 2010 the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	150

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.1	Disclosures of disbursements related to the environment, continued

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plants. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development, and in order to do so, it acts both individually and in conjunction with private and public entities.

24.2	Detail of information on disbursements related to the environment

The accumulated disbursements in which the Company incurred as of December 31, 2012 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$23,207 and are detailed as follows:

SQM S.A. Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	151

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and Community Management (Expense as the fourth quarter of 2012)	Not classified	Expense	Not classified	1,808	12-31-2012
SQM Industrial S.A.	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Medium projects (between ThUS$300 and ThUS$999)	Asset	Not classified	72	12-31-2012
SQM Industrial S.A.	JQEZ – Change of Bertrams Prilling Boiler CS	Sustainability: Replacement of equipment	Asset	Development	235	12-31-2012
SQM Industrial S.A.	JQH9 – Purchase of Bertrams Boiler	Sustainability: Environment and Risk prevention	Asset	Development	600	12-31-2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	37	12-31-2012
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	841	12-31-2012
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	211	12-31-2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQA8- Normalization gas system, external cafeterias (Stage 1: projects)	Sustainability: Environment and Risk prevention	Expense	Not classified	106	12-31-2012
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Sustainability: Natural Resources	Expense	Not classified	8	12-31-2012
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	161	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	152

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	PPC1-Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	147	12-31-2012
SQM Industrial S.A.	PPNK-Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset / Expense	Not classified	193	12-31-2012
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,763	12-31-2012
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	199	12-31-2012
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	CQLX- SCarmen and Lagarto hazardous waste yard	Sustainability:	Expense	Not classified	47	12-31-2012
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	7	12-31-2012
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	16	12-31-2012
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying, Coya Sur	Environmental processing	Asset	Not classified	32	12-31-2012
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	1,425	12-31-2012
SQM Industrial S.A.	JQB6 - DIA Plant NPT4, Coya Sur	Environmental processing	Asset	Not classified	65	12-31-2012
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	131	12-31-2012
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Capacity Expansion	Asset	Development	534	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	153

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability:	Expense	Not classified	166	12-31-2012
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	872	12-31-2012
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	881	12-31-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Asset	Development	1,759	12-31-2012
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	66	12-31-2012
SQM S.A.	IQ1K - Construction of 3 observation wells in Sur Viejo	Capacity Expansion	Asset	Development	195	12-31-2012
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	1,653	12-31-2012
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability:	Asset - Expense	Not classified	251	12-31-2012
SQM S.A.	IQ52 - New Victoria Environment Office	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	29	12-31-2012
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	General projects (< ThUS$50)	Expense	Not classified	24	12-31-2012
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	500	12-31-2012
SQM S.A.	IQ9V – Quillagua Project	Minor projects (between ThUS$50 and ThUS$299)	Expense	Not classified	788	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	154

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM S.A.	PQB9-PQB9 - Change of exhaust extractor SO2 gas	Not classified	Asset	Not classified	178	12-31-2012
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	324	12-31-2012
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	1	12-31-2012
SQM S.A.	IQPJ- Mine Area equity measures Stage I	Sustainability:	Expense	Not classified	61	12-31-2012
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	115	12-31-2012
SQM S.A.	IP83 - DIA Expansion TLN-15	Environmental processing	Asset	Not classified	23	12-31-2012
SQM Salar S.A.	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	17	12-31-2012
SQM Salar S.A.	CQ8U - New Changing Room CL - HL	Sustainability: Environment and Risk prevention	Asset	Not classified	242	12-31-2012
SQM Salar S.A.	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability: Environment and Risk prevention	Expense	Development	1,126	12-31-2012
SQM Salar S.A.	LPTF – Environmental study and exploration 2010	Environmental processing	Expense	Not classified	398	12-31-2012
SQM Salar S.A.	LPTJ - Improvements Sanitary Works	Sustainability:	Asset	Not classified	206	12-31-2012
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	146	12-31-2012
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	358	12-31-2012
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	19	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	155

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2012, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	MQ6Y-MQ6Y - Maintenance and repair of ME and Tocopilla bureau of exchange	Sustainability: Environment and Risk prevention	Expense	Not classified	20	12-31-2012
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability:	Expense	Not classified	64	12-31-2012
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	1,658	12-31-2012
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Expansion	Expense	Not classified	13	12-31-2012
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	3	12-31-2012
SIT S.A.	TQM2- Unloading/loading encapsulation project/Field 1 and 8	Sustainability:	Asset	Not classified	8	12-31-2012
SIT S.A.	TQLY- Dust extractor packing machine No. 1	Environmental processing	Asset	Not classified	25	12-31-2012
SIT S.A.	TQNA- Tocopilla weather station (Tocopilla Decontamination Plan Network)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2012
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	22	12-31-2012
SQM Nitratos S.A	IQDN - Storage Rises – Maintenance of Mine NV	Not classified	Asset	Not classified	26	12-31-2012
Minera Nueva Victoria S.A.	IQ4C - Development Camp (Osmosis and Others)	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	1,987	12-31-2012
SQM Nitratos S.A	PQI9 – Mine waste water treatment plant	Sustainability: Environment and Risk prevention	Asset	Not classified	47	12-31-2012
SQM Nitratos S.A	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	99	12-31-2012
SQM Salar S.A.	LQFD – Bureaus of exchange	Not classified	Asset	Not classified	160	12-31-2012
					23,207

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	156

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environmental and Community Management (Budget available for the second quarter of 2012)	Not classified	Expense	Not classified	2,027	12-31-2013
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Environmental processing	Expense	Not classified	68	12-31-2013
SQM Industrial S.A.	MP5W - Normalization TK´s Combustibles	Sustainability: Environment and Risk prevention	Asset	Not classified	1,600	12-31-2013
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	152	30-062013.
SQM Industrial S.A.	MQHF -Sustaining of batteries ME	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	16	08-01-2013
SQM Industrial S.A.	PPC1-Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Environment and Risk prevention	Expense	Not classified	44	12-31-2013
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	1,315	12-31-2013
SQM Industrial S.A.	SQ7X-Reach 2011-2013	Sustainability: Environment and Risk prevention	Expense	Not classified	20	01-31-2014
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Sustainability: Environment and Risk prevention	Expense	Not classified	104	06-30-2013
SQM Industrial S.A.	CQLX- SCarmen and Lagarto hazardous waste yard	Sustainability:	Asset	Not classified	53	03-31-2013
SQM Industrial S.A.	JQL7- KNO3 prilled dust collection and drying engineering and project	Sustainability:	Asset	Research	200	08-01-2013
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	49	03-31-2013
SQM Industrial S.A.	MQK2 – Elimination of PCBs I	Sustainability: Environment and Risk prevention	Expense	Not classified	554	03-31-2014
SQM Industrial S.A.	FP55 - FPXA-EIA Pampa Blanca Expansion	Environmental processing	Asset	Not classified	135	08-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	157

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	JQB6 - DIA Planta NPT4, Coya Sur	Environmental processing	Asset	Not classified	5	11-30-2013
SQM Industrial S.A.	PQLV-DIA Pedro de Valdivia Mine	Environmental processing	Asset	Not classified	243	09-30-2013
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability:	Expense	Not classified	17	03-31-2013
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Cost reduction	Expense	Not classified	87	03-31-2013
SQM S.A.	IPXF - Environmental Monitoring Plan Pampa del Tamarugal	Sustainability: Environment and Risk prevention	Expense	Not classified	168	06-30-2013
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Sustainability: Environment and Risk prevention	Asset	Not classified	441	12-31-2013
SQM S.A.	IQ3S- Hazardous Materials Management Standardization	Sustainability:	Asset - Expense	Not classified	148	12-31-2013
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Minor projects (between ThUS$50 and ThUS$299)	Asset	Not classified	219	12-31-2013
SQM S.A.	MQLQ- Gas scrubbing system	Not classified	Asset	Development	288	06-30-2013
SQM S.A.	IQOW- Deposit authorization for Humberstone heritage	Sustainability: Environment and Risk prevention	Expense	Not classified	38	03-31-2013
SQM S.A.	IQ6M -IQ6N-DIA Nueva Victoria Sur Mine Expansion	Environmental processing	Asset	Not classified	2	03-31-2013
SQM Salar S.A.	LQDM – Certification of tanks	Sustainability: Replacement of equipment	Asset	Not classified	600	12-31-2013
SQM Salar S.A.	LQI6-EIA Operating maintenance at Salar de Atacama	Environmental processing	Asset	Not classified	265	06-30-2013
SQM Salar S.A.	LQNI-DIA KCI Floor Drying and compacting expansion	Environmental processing	Asset	Not classified	16	08-31-2013
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset / Expense	Development	40	12-31-2013

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	158

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2012

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period	Actual or estimated date on which disbursements were or will be made
SIT S.A.	TQAV - Paving paths IV	Sustainability:	Asset	Development	162	12-31-2013
SIT S.A.	TQQ5- Environmental curtains Field No. 8	Sustainability: Environment and Risk prevention	Expense	Not classified	30	04-27-2013
SQM Nitratos S.A	IQMH - Normalization Mine NV area operation	Sustainability: Environment and Risk prevention	Asset	Not classified	157	03-31-2013
SQM Salar S.A.	LQG8 – Waste room Toconao Campsite	Sustainability: Natural Resources	Expense	Not classified	16	03-31-2012
				Total	9,279

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	159

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24- Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2011

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environment management (Expense 2011 to December)	Not classified	Expense	Not classified	1,868	12-31-2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	59	1-31-2014
SQM Industrial S.A.	ANMI - Infrastructure consulting for the storage of dangerous chemical substances	Sustainability: Environment and Risk prevention	Asset	Development	46	6-30-2011
SQM Industrial S.A.	FNWR EID Discard field Pampa Blanca	Sustainability: Environment and Risk prevention	Expense	Development	30	12-31-2011
SQM Industrial S.A.	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I	Sustainability	Asset	Development	945	12-31-2012
SQM Industrial S.A.	JNTU - Assessment of waters at San Isidro	Sustainability: Environment and Risk prevention	Asset	Not classified	556	12-31-2011
SQM Industrial S.A.	JPX9 - Enhanced Ground Granulated EID-Prilado Coya Sur (Project: Pilot Plant TD and Pilot Testing of Resin)	Sustainability: Research and Development	Asset	Research	11	6-30-2011
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not classified	29	12-1-2011
SQM Industrial S.A.	MP17 - Standardization Water Chlorination ME / CS / PV	Sustainability	Asset	Not classified	7	6-30-2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	613	12-31-2011
SQM Industrial S.A.	MPIS - Stabilization of streets and sidewalks dust suppression	Sustainability	Asset	Development	736	6-30-2011
SQM Industrial S.A.	MPL5 - Repair sanitary and electrical services	Sustainability	Asset	Development	184	6-30-2011
SQM Industrial S.A.	Automation and Alarm Monitoring Station Hospital information	Not classified	Asset	Not classified	10	6-30-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	160

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 24 - Environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses, as of December 31, 2011

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQ51 - Terms of Reference Project ME equity measures	Sustainability: Environment and Risk prevention	Expense	Not classified	2	12-31-2011
SQM Industrial S.A.	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset	Not classified	22	12-31-2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	785	12-1-2011
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Upgrade	Asset	Development	17	9-1-2012
SQM Industrial S.A.	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	45	12-31-2011
SQM Industrial S.A.	MQ7P - ME Village sewer lids change	Sustainability	Expense	Not classified	19	12-31-2011
SQM Industrial S.A.	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Upgrade	Asset	Development	5	4-30-2012
SQM Industrial S.A.	TQ78 - motorized sweepers	Sustainability: Equipment Replacement	Asset	Development	206	12-31-2011
Minera Nueva Victoria Ltda.	IPMN - Capacity Expansion Sanitary Iris	Capacity Upgrade	Asset	Development	85	6-30-2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	199	12-31-2011
SQM Industrial S.A.	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Equipment Replacement	Asset – Expense	Not classified	68	12-31-2012
SQM Industrial S.A.	MQ8M - Reconditioning monitoring station ME	Sustainability: Repair	Asset	Not classified	7	12-31-2011
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Asset	Not classified	3	12-31-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	161

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.2	Detail of information on disbursements related to the environment (continued)

Accumulated expenses as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
Minera Nueva Victoria Ltda.	IPNW - Improvements Halls C / D / B Iris	Sustainability	Asset	Not classified	44	8-31-2011
Minera Nueva Victoria Ltda.	IQ4C - Development Camp (Osmosis and Others)	Capacity Upgrade	Asset	Not classified	1,630	12-31-2012
SIT S.A.	TPLR - Implementation sewage pumping system to sewer	Sustainability: Environment and Risk prevention	Asset	Not classified	68	6-30-2011
SIT S.A.	TPM7 – Environmental nets field 3 and 4	Not classified	Asset - Expense	Not classified	524	6-30-2011
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	64	12-31-2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	1,496	12-31-2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	3	12-1-2011
SIT S.A.	TQAP - Paving Field No. 3 and No. 4	Capacity Upgrade	Expense	Not classified	4	10-30-2012
SQM Nitratos S.A	IP6W - Treatment Plant Riles	Sustainability: Environment and Risk prevention	Asset	Not classified	39	6-30-2011
SQM Nitratos S.A	PP0V - Environmental Projects Maintenance ME-PV-NV-PB	Sustainability: Environment and Risk prevention	Asset - Expense	Development	82	6-30-2011
SQM S.A.	AQ0A - Well Drilling 4 Uptake Change Point Tamarugal Pampa	Sustainability: Natural Resources	Asset	Development	534	12-31-2011
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	127	12-31-2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	465	12-31-2012

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	162

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 – Environment (continued)

24.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	230	12-31-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Environment and Risk prevention	Expense	Development	1,740	12-31-2011
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	65	12-31-2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Sur Viejo	Sustainability: Natural Resources	Asset	Development	195	12-31-2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	962	12-31-2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not classified	100	12-31-2012
SQM S.A.	IQ52 - New Victoria Environment Office	Not classified	Asset	Not classified	29	12-31-2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not classified	9	12-31-2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not classified	188	12-31-2012
SQM S.A.	SCI6 - Environmental Studies - Project Region I	Not classified	Asset	Not classified	2,376	12-31-2011
SQM S.A.	IQ6M - DIA Expansion Nueva Victoria Sur Mine	Sustainability: Natural Resources	Asset	Not classified	262	1-31-2012
SQM S.A.	IQ9V – Quillagua Project	Not classified	Asset	Not classified	323	12-31-2014
SQM Salar S.A	CPTP - Installing emergency showers drinking water	Sustainability	Asset	Not classified	26	12-31-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	163

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 24 – Environment (continued)

24.2	Detail of information on disbursements related to environment, continued

Accumulated expenses as of December 31, 2011, continued

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Salar S.A	CPZH - Management of Descartes Filter Presses Hydroxide	Sustainability: Environment and Risk prevention	Expense	Not classified	39	12-31-2011
SQM Salar S.A	LP5J - Water Recharge Study Atacama Salt flat	Sustainability: Environment and Risk prevention	Expense	Research	105	12-31-2011
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability	Expense	Development	761	12-31-2014
SQM Salar S.A	LPTF – Environmental study and exploration 2010	Sustainability	Expense	Not classified	370	12-31-2011
SQM Salar S.A	LPTJ - Improvements Sanitary Works	Sustainability	Asset	Not classified	206	12-31-2011
SQM Salar S.A	LQ38 - Field Drying Sludge	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	26	12-31-2011
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Upgrade	Asset	Not classified	238	12-31-2011
SQM Salar S.A	LQAK - garbage rooms MOP and SOP	Sustainability	Expense	Not classified	25	12-31-2011
				Total	19,912

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	164

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 – Environment (continued)

24.2	Detail of information on disbursements related to environment, continued

Future Expenses

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	Environment management (Budget 2011- expenses as of December 2011)	Not classified	Expense	Not classified	2,243	12-31-2011
SQM Industrial S.A.	SQ7X - Reach 2011-2013	Sustainability	Expense	Not classified	551	1-31-2014
SQM Industrial S.A.	FP55 - FPXA - Mine Area EIS PB - PB Expansion EIS (Projects: Pampa Blanca Saltwater - Saltwater Stage I)	Sustainability	Asset	Development	800	12-31-2012
SQM Industrial S.A.	MNYS - Measures of Technological Change Cultural Heritage Dissemination Maria Elena	Sustainability: Environment and Risk prevention	Asset	Not classified	107	12-1-2011
SQM Industrial S.A.	MP5W - TK's Fuel Standards	Sustainability	Asset	Not classified	487	12-31-2011
SQM Industrial S.A.	MPQU - Construction of Hazardous Chemical Supplies warehouse	Sustainability: Environment and Risk prevention	Asset	Development	264	12-31-2011
SQM Industrial S.A.	PPC1 - Remove switches park OCB sub 3 and 1/12 Pedro de Valdivia	Sustainability: Equipment Replacement	Asset - Expense	Not classified	122	12-31-2012
SQM Industrial S.A.	PPNK - Management of Ammonia PV stoppage plant	Sustainability: Environment and Risk prevention	Asset	Not classified	178	12-31-2011
SQM Industrial S.A.	PPZU - Standardize and certify Plant Fuel Tanks	Sustainability: Environment and Risk prevention	Asset - Expense	Not classified	2,715	12-1-2011
SQM Industrial S.A.	JQ8K – DIA Line 4 Floor Drying , Coya Sur (Project: Drying Line 4)	Capacity Upgrade	Asset	Development	13	9-1-2012
SQM Industrial S.A.	IQ8G – Improvement of Bureau of Exchange, offices and facilities	Sustainability	Asset	Not classified	30	12-31-2011
SQM Industrial S.A.	JQB6 - EID Ground NPT4, Coya Sur (Project: NPTIV)	Capacity Upgrade	Asset	Development	50	4-30-20122
SQM Industrial S.A.	TQA2 - Drainage Improvement Villa Prat	Not classified	Asset	Not classified	170	12-31-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	165

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 – Environment (continued)

24.2	Detail of information on disbursements related to environment, continued

Future expenses (continued)

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM Industrial S.A.	MQAJ - Improvements to Camp Water and Sewage (P Contesse commitment to DDSS)	Not classified	Asset	Not classified	297	12-31-2011
SQM Industrial S.A.	MQA8 - Normalization gas system, external cafeterias (Stage 1: projects)	Not classified	Asset	Not classified	150	12-30-20111
SQM Industrial S.A.	MQBM - Archaeological Digging Deployment Maria Elena - Toco	Sustainability: Environment and Risk prevention	Expense	Not classified	56	12-31-2011
Minera Nueva Victoria Ltda.	IQ4C - Camp Development (Osmosis and Others)	Capacity Upgrade	Asset	Not classified	1,370	12-31-2012
SIT S.A.	TPR8 - Disposal of liquid waste generation by aspiration	Sustainability: Environment and Risk prevention	Asset- expense	Not classified	86	12-31-2011
SIT S.A.	TPYX - Enabling the dust collector of the crib and court seal 3 Tocopilla	Sustainability: Environment and Risk prevention	Asset	Development	204	12-31-2011
SIT S.A.	MQ6Y - Maintenance and repair and bureau of exchange Tocopilla ME	Sustainability: Environment and Risk prevention	Asset	Not classified	20	12-30-2011
SIT S.A.	TQAV - Paving paths IV	Sustainability: Environment and Risk prevention	Expense	Development	297	12-1-2011
SQM Nitratos S.A	IQDN - Storage Rises – Maintenance of Mine NV	Sustainability: Environment and Risk prevention	Asset	Not classified	40	7-30-2012
SQM S.A.	IPFT - Cultural Heritage Region I	Sustainability: Environment and Risk prevention	Expense	Not classified	96	12-31-2011
SQM S.A.	IPXE - Environmental Monitoring Plan Llamara Salt flat	Sustainability: Environment and Risk prevention	Expense	Not classified	1,276	12-31-2012
SQM S.A.	IPXF - Environmental Monitoring Plan Tamarugal Pampa	Sustainability: Environment and Risk prevention	Expense	Not classified	1,836	31-12-2012
SQM S.A.	IQ08 - PSA Llamara & Pampa Tamarugal	Sustainability: Natural Resources	Expense	Development	27	12-31-2011

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	166

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 – Environment (continued)

24.2	Detail of information on disbursements related to environment, continued

Future expenses (continued)

Identification of the Parent or subsidiary	Name of the project with which the disbursement is associated	Concept for which the disbursement was made or will be made	Asset / Expense	Description of the asset or expense Item	Amount of disbursement for the Period ThUS$	Actual or estimated date on which disbursements were or will be made
SQM S.A.	IQ0C - Mine Area Enhancement NV	Sustainability: Environment and Risk prevention	Expense	Not classified	11	12-31-2011
SQM S.A.	IQ1K - Construction of 3 observation wells in Sur Viejo	Sustainability: Natural Resources	Asset	Development	2	12-31-2011
SQM S.A.	IQ1M - PSA Re-injection of water to Puquios Llamara	Not classified	Asset	Not classified	783	12-31-2011
SQM S.A.	IQ3S - Hazardous Materials Management Standardization	Sustainability: Environment and Risk prevention	Asset	Not classified	300	12-31-2012
SQM S.A.	IQ52 - New Victoria Environment Office	Not classified	Asset	Not classified	1	12-31-2011
SQM S.A.	IQ53 - Cultural heritage route Soronal adduction (Pampa Hermosa)	Sustainability: Environment and Risk prevention	Asset	Not classified	15	12-31-2011
SQM S.A.	IQ54 - Cultural heritage Pampa Hermosa	Sustainability: Environment and Risk prevention	Asset	Not classified	764	12-31-2012
SQM S.A.	IQ9V – Quillagua Project	Not classified	Asset- expense	Not classified	849	12-31-2014
SQM S.A.	PQB9 - Change of exhaust SO2 gas	Sustainability	Asset	Not classified	178	12-1-2011
SQM Salar S.A	CQ4M – Regularization of Contractor facilities	Sustainability: Environment and Risk prevention	Asset	Not classified	26	12-31-2012
SQM Salar S.A	LP82 - Project for the Promotion of Agricultural Activity in Communities of the Salt deposit	Sustainability	Expense	Development	822	12-31-2014
SQM Salar S.A	CQ8U - New Changing Room CL - HL	Capacity Upgrade	Asset	Not classified	102	12-31-2011
				Total	17,338

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	167

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 24 – Environment (continued)

24.3	Description of each project, indicating whether they are in process or have been finished

SQM Industrial S.A.

IQ8G: This project contemplates the improvement of restrooms and the expansion of their capacity. In addition to water storage sector would be improved. The project is closing process.

JQEZ: This Project includes purchasing and installing Bertrams Boilers in Coya Sur Prill, in order to improve the level of combustion, decreasing and controlling the emission of fumes to the environment. The project is finished.

JQH9: The purpose of this project is to purchase Bertram’s boilers in order to improve the combustion levels, decreasing and controlling the emission of fumes to the environment. The project is in process.

MNYS: Preparation and execution of a project of geoglyphs conservation; editing and publishing a book and implementing a diffusion center. Construction of a collection deposit. All these are compensation measures of the project Technological Change Maria Elena. The project is in process.

MP5W: Normalization of the fuel storage and distribution system in SQM installations. The project is in process.

MPQU: Construction of warehouses for dangerous chemicals supplies in order to decrease the chance of accidents and pollution. The project is in process.

MQ8M: Performing maintenance to structures and closing monitoring stations in Maria Elena. The project is finished.

MQA8: Normalization of gas networks of periferical casinos (stage 1: projects): CS, Lagarto, Iodum, PV, Toco and Rancho 6. The Project is in process.

MQAJ: Improve the water and sewerage network in Maria Elena for better operations. The project is finished.

MQBM: Implementing archeological measures in Maria Elena – Toco site, such as the archeological registry, analysis of lithic materials, and generation of reports. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	168

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 – Environment (continued)

24.3	Description of each project indicating whether they are in process or have been finished (continued)

MQHF: Enable a wastewater plant in Toco according to SD 594, a change room for operators and contractors, among other things. The project is in process.

MQK2: The project involves the decontamination of equipment and items contaminated with PCBs and / or final disposal in accordance with applicable regulations. The project is in process.

PPC1: Purchase and replacement of equipment contaminated with PCB and obsolete equipment without spare parts. The project is in process.

PPNK: Project to ensure the control of the ammonia gas in the crystal plant stoppage. The project is finished.

PPZU: The necessary actions to normalize and certify certified fuel tanks in the plants in María Elena, Coya Sur and Pedro de Valdivia were performed. The project is in process.

SQ7X: The purpose of this project is obtaining and recording information of components and finished products of SQM in the ECHA database to comply with the requirements set forth by the REACH regulation of the European Union. The project is in process.

TQA2: This project aims to improve the sewerage system of Villa Prat. The project is in process.

CQLX: The project includes the construction at each location a courtyard of 145 m2 approx. The project is in process.

JQL7: This project aims to improve product recovery, and control emissions. The project is in process.

JQ8K: This project has the purpose of building a new drying plant in Coya Sur. The projected expenses correspond only to the environmental filing. The project is in process

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	169

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

FP55 – FPXA: These 2 projects have a final objective consisting in the installation of a sea water sucking system of 87 km from the Mejillones area to the SQM facilities located in Pampa Blanca. The projected expenses correspond only to the filing of the EIA of the PB mine zone and the EIA of the PB expansion. Both projects are in process.

JQB6: Preparation and filing of the EID of project NPT4 of Coya Sur, which increases the salt production capacity. The project is in process.

PQLV: Preparation and filing of EID Pedro de Valdivia. The project is in process.

SQM S.A.

AQ0A: To enable the use of water rights that have been granted in several pits of the Conaf reservation Pampa del Tamarugal and to take them outside of the tamarugo forest and of the reservation, reducing the environmental impact of its exploitation. The project is in process.

IPFT: The project contemplates the implementation of measures committed in projects in the area of the Nueva Victoria mine, update of operations in Nueva Victoria, evaporation ducts and pits in Iris. The project is in process.

IPXE: To implement the plan of environment follow-up of Project Pampa Hermosa in Salar de Llamara. The project is in process.

IPXF: To implement the environment plan follow-up of the project Pampa Hermosa in Pampa del Tamarugal. The project is in process.

IQ08: The project considers the following works for the water reservoirs in Pampa del Tamarugal and Salar de Llamara: constructing and enabling observation and monitoring pits, pumping tests, construction of roads over hard sand terrain and Salar crust. The project is finished.

IQ0C: This project consists in implementing a program of adding value and area adjacent to route 5, which will enable the development of a self-guided tour of the area called Cantón de Lagunas in the context of the saltpeter history. The project is finished.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	170

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.4	Description of each project indicating whether they are in process or have been finished (continued)

IQ1K: Construction of 3 observation pits in Sur Viejo to comply with the environmental commitments proposed in the EIS of Pampa Hermosa and to be able to monitor the water reservoir near said pits. The project is finished.

IQ1M: To implement environmental commitments included in the EIS of project “Pampa Hermosa” to safeguard the puquíos zone that is in the Salar de Llamara water reservoir. The project is in process.

IQ3S: Improvements in the storage installations of dangerous raw materials in Nueva Victoria. The project is in process.

IQ52: This project includes the enabling and expansion of the environment offices in Nueva Victoria. The project is finished.

IQ53: To perform equity assay to the new location of the Soronal abduction trace Project Pampa Hermosa approved through N° 890/2010. The project is in process.

IQ54: This corresponds to the implementation of environmental commitments acquired through the environment assessment of the project Pampa Hermosa (RCA N°890/2010). The project is in process.

IQ9V: To support the development of agriculture and tourist industry in the location of Quillagua, in order to enhance the activity through productive measures, technical assistance and marketing. The project is in process.

PQB9: installation of two larger SO2 extractors at the end of the process. The project is in process.

IQLR: The scope of this stage includes the updating of the Design, Implementation and Operation of the mitigation measure of puquios in Salar de Llamara. The project is finished.

MQLQ: Design and implement a system to scrub gases allowing mitigating SO2 emissions, this system should be aligned to SQM´s Sustainable Development Policy. The project is in process

IQ6M – IQ6N: Preparation and filing of the EID of the Project “Expansion of Mina Nueva Victoria”. The projected expenses only include the environment document filing. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	171

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

IP83: Preparation and filing of the EID of the Project “Extension TLN-15”. The projected expenses only include the environment document filing. The project is in process.

IQOW: Enable a deposit in Humberstone Saltpeter to store material of heritage interest recovered in land campaigns of Project ZMNV. The Project is in process.

IQPJ: The project consists of the implementation of heritage measures involved in the Environmental Assessment for the mine areas. The measures will be implemented according to the requirements of the mining operation VPONV. The Project is in process.

SQM Salar S.A.

LQFD: The project includes the construction of currency exchange offices in order to comply with the rules and comfort to our workers. The project is finished.

LQG8: Increase the capacity of the waste room of Toconao Camp, in order to avoid accumulation problems and waste handling. The project is in process.

LQ38: This project has the purpose to comply with the current regulations and with observations raised by the SEREMI of Health. The project is in process.

LQAK: The project considers the construction of garbage rooms in lunchrooms in MOP and SOP, in order to increase the waste storage capacity. The project is finished.

LQNI:. Preparation and processing of EID of project "Expansion of Drying and KCI Compacting Plant". The expenses considered include environmental processing only. The project is in process.

CQ4M: The project contemplates the regularization of the electric facilities, change of cables, electric and illumination control panels. It also contemplates the installation of enough restroom with showers for the contractor’s permanent personnel. The project is finished.

CQ8U: To improve the condition and capacity of the exchange rooms in Salar del Carmen. The project is finished.

LP82: To support the development of demonstration lots, provide technical assistance for the improvement of agriculture practices such as watering. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	172

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

LPTF: To perform semi-annual reports, given that it is necessary to present improvements and optimizations at environmental control points, and the knowledge on geologic and hydrogeologic variables must be improved near Salar de Atacama. The project is finished.

LPTJ: The plan considers the acquisition of stand equipment to ensure the operating continuity of the TAS and OR plants, the change in the current control system of TK's regarding the accumulation of drinking water, wastewater, and wastewater elevation chambers, among others. The project is finished.

LQDM: Certification of the liquid fuel storage tanks. The project is in process.

LQI6: Preparation and processing of the EIA Update Operations in the Salar de Atacama. The project is in process.

SIT S.A.

TQNA: Installation of a meteorological station to measure wind speed and direction in the Southern Sector of Tocopilla in order to fulfill the commitment with the authority. The project is in process.

MQ6Y: To maintain and repair the bureau of exchange in María Elena and Tocopilla, in order to comply with Decree No.594. The project is finished.

TPR8: This project pretends to increase the generation of industrial waste through the use of vacuum and no-washing technologies, through the implementation of a vacuum system that avoids the use of water and therefore the generation of liquid industrial waste. The project is finished.

TPYX: To comply with the commitment of decreasing the emission of particulate material towards the city of Tocopilla. The project is in process.

TQAP: to decrease the environmental pollution and losses produced by the product’s storage. The project is finished.

TQAV: Paving and maintenance of internal roads of the port of Tocopilla, to decrease pollution and to comply with the Supreme Decree related to the saturated zone. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	173

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 24 - Environment (continued)

24.3	Description of each Project indicating whether they are in process or have been finished (continued)

TQM2: The project involves recovering operating conditions by changing the pitch pipe No.1 thus reducing the environmental pollution. The project is in process.

TQLY: This project aims at eliminating environmental contamination that may exist in the areas of work of operators. The project is in process.

TQQ5: This project aims to contain emissions of particulate material to prevent contamination to adjacent communities. The project is in process.

SQM POTASIO S.A.

IQ4C: Supply, construction and assembly of the osmosis and septic pits plant required to enable the camp in plant Iris and other. The project is finished.

SQM Nitratos S.A.

IQDN: Construction of a parapet forming a square pool (or rectangular) with an impermeable membrane that covers its entire length, to serve as a reservoir of sludge (Rises). The project is in process.

PQI9: Construction of a new pit replacing the current with a new waste water treatment technology. The project is in process.

IQMH: Creation of an area allowing to store hazardous substances. The project is in process.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	174

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 25 - Other current and non-current non-financial assets

As of December 31, 2012, and December 31, 2011, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	12/31/2012	12/31/2011
	ThUS$	ThUS$
Domestic Value Added Tax	42,136	46,243
Foreign Value Added Tax	9,306	5,879
Prepaid mining licenses	1,512	1,228
Prepaid insurance	8,278	6,979
Other prepayments	494	308
Other assets	6,095	3,155
Total	67,821	63,792

Other non-financial assets, non-current	12/31/2012	12/31/2011
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	16,839	21,395
Guarantee deposits	571	428
Other assets	272	2,829
Total	17,682	24,652

(1)	Assets for the exploration or evaluation of mineral resources are amortized to the extent that the explored or evaluated area has been exploited. For this purpose, a variable rate is applied to extracted tons, which is determined based on the measured initial reserve and evaluation cost. The Company presents expenses associated with Exploration and Evaluation of Mineral Resources. Of these expenses, those that are under exploitation are included under Inventory and are amortized according to the estimated ore reserves contained, and expenses associated with future reserves are presented under Other non-current assets. Those expenses incurred on properties with low ore grade that are not economically exploitable are directly charged to income. As of December 31, 2012 balances associated with the exploration and assessment of mineral resources is presented under Inventory for ThUS$ 6,174 (ThUS$ 3,699 as of December 31, 2011).

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	175

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 25 - Other current and non-current non-financial assets (continued)

Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of December 31, 2012 and December 31, 2011:

Reconciliation	12/31/2012	12/31/2011
	ThUS$	ThUS$

Assets for the exploration and evaluation of mineral resources, net, opening balance	21,395	21,350
Changes in assets for exploration and assessment of mineral resources:
Additions, other than business combinations	843	3,777
Depreciation and amortization	(2,080)	(1,883)
Increase (Decrease) due to transfers and other charges	(3,319)	(1,849)
Assets for exploration and assessment of mineral resources, net, closing balance	16,839	21,395

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	176

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments

26.1	Operating segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority who makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

Factors used to identify segments on which a report should be presented:

Segments reported are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services on which each reportable segment obtain its income from ordinary activities

The operating segments, through which incomes of ordinary activities are obtained, that generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.- Specialty plant nutrients

2.- Iodine and its derivatives

3.- Lithium and its derivatives

4.- Industrial chemicals

5.- Potassium

6.- Other products and services

Description of income sources for all the other segments

Information relative to assets, liabilities and profit and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under "Unassigned amounts” category of the disclosed information.

Basis of accounting for transactions between reportable segments

Sales between segments are made in the same conditions as those made to third parties, and are consistently measures as presented in the income statement.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	177

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.1	Operating segments, continued

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations.

The information reported in the segments is extracted from the Company´s consolidated financial statements and therefore is not required to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity to which these are affect and since this information is not used by management in decisions making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company´s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity to which these are affected and since this information is not used by management in decisions making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	178

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of December 31, 2012 and December 31, 2011:

12/31/2012
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160	2,429,160	-	-	-	2,429,160
Revenues from transactions with other operating segments of the same entity	265,814	848,243	154,248	348,667	569,219	493,884	2,680,075	2,680,075	(2,680,075)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	941,164	1,426,334	376,486	593,875	1,174,278	597,098	5,109,235	5,109,235	(2,680,075)	-	-	2,429,160

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	225,396	(279,491)	-	(54,095)
depreciation and amortization expense	(54,383)	(47,100)	(17,896)	(19,745)	(48,723)	(8,311)	(196,158)	(196,158)	-	-	-	(196,158)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	24,357	-	24,357
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	(216,082)	-	(216,082)
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	631,491	-	873,451

Net income (loss) from continuing operations	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369
Net income (loss) from discontinued operations
Net income (loss)	217,880	362,518	110,695	83,055	246,027	8,419	1,028,594	1,028,594	(786,634)	415,409	-	657,369

Assets	-	-	-	-	-	-	-	-	(7,296,791)	11,713,222	-	4,416,431
Equity-accounted investees	-	-	-	-	-	-	-	-	(3,423,758)	3,494,056	-	70,298
Increase of non-current assets	-	-	-	-	-	-	-	-		255,363	-	255,363
Liabilities	-	-	-	-	-	-	-	-	(3,393,525)	5,622,510	-	2,228,985
Equity												2,187,446
Equity and liability												4,416,431
Impairment loss recognized in profit or loss	(10,281)	(2,081)	(162)	(3,043)	(2,471)	(120)	(18,158)	(18,158)	-	(2,900)	-	(21,058)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	650,206	-	650,206
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(562,885)	-	(562,885)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(197,697)	-	(197,697)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	179

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.2	Operating segment disclosures as of December 31, 2012 and December 31, 2011:

12/31/2011
Operating segment items	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Elimination of inter- segments amounts	Unallocated amounts	Significant reconciliation entries	Total 12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286	2,145,286	-	-	-	2,145,286
Revenues from transactions with other operating segments of the same entity	268,628	620,516	136,894	265,298	568,393	365,225	2,224,954	2,224,954	(2,224,954)	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	990,324	1,074,984	320,297	404,806	1,124,135	455,694	4,370,240	4,370,240	(2,224,954)	-	-	2,145,286

Interest revenue	-	-	-	-	-	-	-	-	-	-	-	-
Interest expense	-	-	-	-	-	-	-	-	196,461	(235,796)	-	(39,335)
depreciation and amortization expense	(65,902)	(41,500)	(16,747)	(12,739)	(50,748)	(8,261)	(195,897)	(195,897)	-	-	-	(195,897)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	-	21,808	-	21,808
income tax expense, continuing operations	-	-	-	-	-	-	-	-	-	179,710	-	179,710
Other items other tan significant cash	-	-	-	-	-	-	-	-	-		-	-
Income (loss) before taxes	227,476	262,361	85,230	56,005	218,264	5,456	854,792	854,792	(757,832)	636,869	-	733,829

Net income (loss) from continuing operations	227,476	262,361	85,230	56,005	218,264	5,456	854,792	854,792	(757,832)	457,159	-	554,119
Net income (loss) from discontinued operations
Net income (loss)	227,476	262,361	85,230	56,005	218,264	5,456	854,792	854,792	(757,832)	457,159	-	554,119

Assets	-	-	-	-	-	-	-	-	(6,740,071)	10,611,654	-	3,871,583
Equity-accounted investees	-	-	-	-	-	-	-	-	(2,595,886)	2,656,580	-	60,694
Increase of non-current assets	-	-	-	-	-	-	-	-		207,320	-	207,320
Liabilities	-	-	-	-	-	-	-	-	(3,699,768)	5,706,971	-	2,007,203
Equity												1,864,380
Equity and liability												3,871,583
Reversal of impairment losses recognized in profit and loss for the year					1,543		1,543	1,543		179		1,722
Impairment loss recognized in profit or loss	(3,379)	(596)	(420)	(3,085)	-	(207)	(7,687)	(7,687)	-	(5,364)	-	(13,051)
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	-	571,345	-	571,345
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	-	(516,228)	-	(516,228)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	-	(105,196)	-	(105,196)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	180

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2012:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	-	2,429,160
Cost of sales	(457,470)	(215,573)	(111,543)	(162,153)	(359,032)	(94,796)	-	(1,400,567)

Gross profit	217,880	362,518	110,695	83,055	246,027	8,418	-	1,028,593

Other incomes by function	-	-	-	-	-	-	12,702	12,702
Administrative expenses	-	-	-	-	-	-	(106,442)	(106,442)
Other expenses y function	-	-	-	-	-	-	(34,628)	(34,628)
Other gains (losses)	-	-	-	-	-	-	683	683
Financial income	-	-	-	-	-	-	29,068	29,068
Financial costs	-	-	-	-	-	-	(54,095)	(54,095)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	24,357	24,357
Exchange differences	-	-	-	-	-	-	(26,787)	(26,787)
Profit (loss )before taxes	217,880	362,518	110,695	83,055	246,027	8,418	(155,142)	873,451
Income tax expense	-	-	-	-	-	-	(216,082)	(216,082)
Profit (loss )from continued operations	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	217,880	362,518	110,695	83,055	246,027	8,418	(371,224)	657,369
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	649,167
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	8,202
Profit (loss)	-	-	-	-	-	-	-	657,369

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	181

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.3	Statement of comprehensive income classified by operating segments based on groups of products as of December 31, 2011:

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	-	2,145,286
Cost of sales	(494,220)	(192,107)	(98,173)	(83,503)	(337,478)	(85,013)	-	(1,290,494)

Gross profit	227,476	262,361	85,230	56,005	218,264	5,456	-	854,792

Other incomes by function	-	-	-	-	-	-	47,681	47,681
Administrative expenses	-	-	-	-	-	-	(91,760)	(91,760)
Other expenses y function	-	-	-	-	-	-	(63,047)	(63,047)
Other gains (losses)	-	-	-	-	-	-	5,787	5,787
Financial income	-	-	-	-	-	-	23,210	23,210
Financial costs	-	-	-	-	-	-	(39,335)	(39,335)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	21,808	21,808
Exchange differences	-	-	-	-	-	-	(25,307)	(25,307)
Profit (loss )before taxes	227,476	262,361	85,230	56,005	218,264	5,456	(120,963)	733,829
Income tax expense	-	-	-	-	-	-	(179,710)	(179,710)
Profit (loss )from continued operations	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Profit (loss ) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	227,476	262,361	85,230	56,005	218,264	5,456	(300,673)	554,119
Profit (loss, attributable to
Profit (loss ) attributable to the controller´s owners	-	-	-	-	-	-	-	545,758
Profit (loss ) attributable to the non controllers	-	-	-	-	-	-	-	8,361
Profit (loss)	-	-	-	-	-	-	-	554,119

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	182

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.4	Revenue from transactions with other operating segments of the Company as of December 31, 2012

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	675,350	578,091	222,238	245,208	605,059	103,214	2,429,160

26.4	Revenue from transactions with other operating segments of the Company as of December 31, 2011

Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	721,696	454,468	183,403	139,508	555,742	90,469	2,145,286

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	183

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

26.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution. The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	184

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.7	Segments by geographical areas as of December 31, 2012 and 2011

Items	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2012
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	269,421	416,089	558,245	619,667	565,738	2,429,160

Non-current assets:	2,054,806	488	35,709	18,066	29,602	2,138,671
Equity-accounted investees	1,656	-	24,051	15,357	29,234	70,298
Intangible assets other than goodwill	23,630	-	-	378	5	24,013
Goodwill	26,929	86	11,373	-	-	38,388
Property, plant and equipment, net	1,985,128	183	285	2,331	363	1,988,290
Investment property	-	-	-	-	-	-
Other non-current assets	17,463	219	-	-	—	17,682

Items	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	12/31/2011
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	247,510	284,605	837,126	445,048	330,997	2,145,286

Non-current assets:	1,809,871	1,757	28,681	15,335	27,664	1,883,308
Equity-accounted investees	1,444	-	16,919	14,867	27,464	60,694
Intangible assets other than goodwill	3,877	-	-	439	-	4,316
Goodwill	27,146	86	11,373	-	-	38,605
Property, plant and equipment, net	1,752,991	1,433	389	29	200	1,755,042
Investment property	-	-	-	-	-	-
Other non-current assets	24,413	238	-	-	-	24,651

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	185

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 26 - Operating segments (continued)

26.8	Property, plant and equipment classified by geographical areas

The company's main productive facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of March 31, 2012 and December 31, 2012 and December 31, 2011:

Location	Products:
Pedro de Valdivia	Production of nitrite, sulfate, and iodine
María Elena	Production of nitrite, sulfate, and iodine
Coya Sur	Production of nitrite, sulfate, and iodine
Nueva Victoria	Production of iodine and nitrate salts
Salar de Atacama	Potassium chloride, Lithium chloride and boric acid
Salar del Carmen	Production of Lithium carbonate and lithium hydroxide, production of boron
Tocopilla	Port facilities

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	186

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Products	2,420,357	2,138,264
Services	8,803	7,022
Total	2,429,160	2,145,286

27.2	Cost of sales

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Raw material and supplies	(1,066,803)	(762,350)

Types of employee benefits expenses
Salaries and wages	(134,400)	(104,757)
Other short-term employee benefits	(66,370)	(52,804)
Termination benefit expenses	(4,325)	(4,646)
Total employee benefits expenses	(205.095)	(162,207)

Depreciation and amortization expenses	(190,509)	(163,438)
Impairment loss (review of impairment losses) recognized in profit or loss for the year	(18,158)	(6,144)
Other expenses, by nature (*)	79,998	(196,355)
Total	(1,400,567)	(1,290,494)

(*)	Include the variation of finished and products in-process

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	187

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.3	Other income

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Discounts obtained from suppliers	648	777
Compensation received	53	876
Penalties charged to suppliers	312	453
Taxes recovered	15	12
Insurance recovered	5,187	395
Excess in the provision of liabilities with 3rd parties	669	630
Excess in allowance for doubtful accounts	154	178
Sale of Property, plant and equipment	281	2,213
Sale of materials, spare parts and supplies	1,388	959
Sale of mining concessions	1,578	613
Sale of scrap	176	141
Indemnity Minera Esperanza	28	192
Excess indemnity provision Yara South Africa	335	-
Excess inventory provision	-	559
Other services	2	84
Other operating results	1,876	1,920
Sale of mining concessions Sierra Gorda SCM	-	37,679
Total	12,702	47,681

27.4	Administrative expenses

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Employee benefit expenses by nature
Salaries and wages	(44,429)	(42,609)
Other short-term benefits to employees	(2,868)	(3,884)
Total employee benefit expenses	(47.297)	(46,493)
Other expenses, by nature	(59,145)	(45,267)
Total	(106,442)	(91,760)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	188

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Employee benefit expenses by nature
Other short-term benefits to employees	(24)	(16)

Depreciation and amortization expenses
Depreciation of stopped assets	(5,649)	(32,459)

Impairment loss (review of impairment losses) recognized in profit or loss for the year
Impairment of allowance for doubtful accounts	(1,054)	(3,364)
Provision for loss in auction of materials and spare parts	(2,000)	(2,000)

Subtotal to date	(3,054)	(5,364)

Other expenses, by nature
Legal Expenses	(1,984)	(2,422)

VAT and other unrecoverable tax	(1,182)	(685)
Investment plan expenses	(13,578)	(11,462)
Donations rejected as expense	(5,517)	(2,557)
Provision for work closing	(634)	(224)
Trial in Brazil	-	(3,500)
Indemnities paid	(281)	(3,495)
Other operating expenses	(2,725)	(863)

Subtotal to date	(25,901)	(25,208)

Total	(34,628)	(63,047)

27.6	Other income (expenses)

	12/31/2012	12/31/2011
	ThUS$	ThUS$
Adjustment of Equity Method, prior year	736	422
Sale of investment in associates	(404)	1,467
Provision for retirement plan	-	880
Adjustment of prior year equity value	-	-
Provision for closure in El Toco	-	3,016
Other	351	2

Total	683	5,787

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	189

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 27 - Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.7	Summary of expenses by nature :

	January to December		September to December
	2012	2011	2012	2011
	ThUS$	ThUS$	ThUS$	ThUS$

Raw material and supplies used	(1,066,803)	(762,350)	(305,380)	(242,713)

Types of employee benefits expenses

Salaries and wages	(178,829)	(147,366)	(51,350)	(40,092)
Other short-term employee benefits	(69,262)	(56,704)	(15,566)	(16,744)
Termination benefit expenses	(4,325)	(4,646)	(2,034)	(1,238)
Total employee benefit expenses	(252,416)	(208,716)	(68,950)	(58,074)
Depreciation and amortization expenses
Depreciation expense	(196,158)	(195,897)	(50,181)	(56,695)
Impairment loss (reversal of impairment losses) recognized in profit or loss for the year	(21,212)	(11,508)	4,230	(3,982)
Other expenses, by nature	(5,048)	(266,830)	11,697	(8,641)

Total expenses, by nature	(1,541,637)	(1,445,301)	(408,584)	(370,105)

This table corresponds to the summary from Note 27.2 to 27.6 required by the Chilean Superintendence of Securities and Insurance

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	190

Notes to the Consolidated Financial Statements as of December 31, 2012

Nota 28 - Income Tax and Deferred Taxes

Accounts receivable from taxes as of December 31, 2012 and December 31, 2011, are as follows:

28.1	Current tax assets:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies current year	23,713	1,758
Monthly provisional payment Royalty	2,430	-
Monthly provisional income tax payments, foreign companies	1,979	857
Corporate tax credits (1)	144	394
Corporate tax absorbed by tax losses (2)	1,968	1,756
Total	30,234	4,765

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst others, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2012 and 2011.

(2)	This concept corresponds to the absorption of non-operating losses (NOL’s) determined by the company at year end, which must be imputed or recorded in the Retained Taxable Profits Registry (FUT).

In accordance with the laws in force and as provided by article 31, No. 3 of the Income Tax Law, when profits recorded in the FUT that have not been withdrawn or distributed are totally or partially absorbed by NOL’s, the corporate tax paid on such profits (20%, 17%, 16.5%, 16%, 15%, 10% depending on the year in which profits were generated) will be considered to be a provisional payment with respect to the portion representing the absorbed accumulated tax profits.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	191

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.1	Current tax assets, continued

Taxpayers are entitled to apply for a refund of this monthly provisional income tax payments on the absorbed profits recorded in the FUT registry via their tax returns (Form 22).

Therefore, the provisional payment for absorbed profits (PPAP) recorded in the FUT is in effect a recoverable tax, and as such the Company records it as an asset.

28.2	Current tax liabilities:

Current tax liabilities	12/31/2012	12/31/2011
	ThUS$	ThUS$
Companies incorporated in Chile	13,408	67,543
Companies incorporated abroad	10,206	7,868
Tax under article 21	10	7
Total	23,624	75,418

Income tax is determined on the basis of the determination of tax result to which the tax rate currently in force in Chile is applied. As established by Law 20.630, beginning on 2012 and after this tax rate is 20%.

The provision for royalty is determined by applying the tax rate determined for the Net operating income (NOI).

In conclusion, both concepts represent the estimated amount the Company will have to pay for income tax and specific tax on mining.

28.3	Tax earnings

As of December 31, 2012, and December 31, 2011, the Company and its subsidiaries have recorded the following consolidated balances for retained tax earnings, income not constituting revenue subject to income tax, accumulated tax losses and credit for shareholders:

	12/31/2012 ThUS$	12/31/2011 ThUS$
Taxable profits with credit rights (1)	1,262,201	1,053,651
Taxable profits without credit right(1)	138,535	150,234
Taxable loss	9,931	15,069
Credit for shareholders	294,146	242,143

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	192

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.3	Tax earnings, continued

The Retained Taxable Profits Registry (FUT) is a chronological registry where the profits generated and distributed by the company are recorded. The object of the FUT is to control the accumulated tax profits of the company that may be distributed, withdrawn or remitted to the owners, shareholders or partners, and the final taxes that must be imposed, called in Chile Global Aggregate Tax (that levies persons resident or domiciled in Chile), or Withholding Tax (that levies persons “Not” resident or domiciled in Chile).

The FUT Register contains profits with credit rights and profits without credit rights, which arise out of the inclusion of the net taxable income determined by the company or the profits received by the company that may be dividends received or withdrawals made during the period.

Profits without credit rights represent the tax payable by the company within the year and filed the following year, therefore they will be deducted from the FUT Registry the following year.

Profits with credit rights may be used to reduce the final tax burden of owners, shareholders or partners, which upon withdrawal are entitled to use the credits associated with the relevant profits.

In summary, companies use the FUT Registry to maintain control over the profits they generate that have not been distributed to the owners and the relevant credits associated with such profits.

28.4	Income tax and deferred taxes

Assets and liabilities recognized in the Statement of financial position are offset if and only if:

1	The Company has legally recognized before the tax authority the right to offset the amounts recognized in these entries; and

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	193

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

Deferred income tax assets recognized are those income taxes to be recovered in future periods, related to:

(a) deductible temporary differences;

(b) the offset of losses obtained in prior periods and not yet subject to tax deduction; and

(c) the offset of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge to these losses or unused fiscal credits.

Deferred tax liabilities recognized refer to the amounts of income taxes payable in future periods related to taxable temporary differences

d.1	Income tax assets and liabilities as of December 31, 2012 are detailed as follows:

	Net position, assets		Net position, liabilities
Description of deferred income tax assets and	Assets	Liabilities	Assets	Liabilities
liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	145,251
Doubtful accounts impairment	-	-	5,807	-
Accrued vacations	-	-	3,971	-
Manufacturing expenses	-	-	-	60,160
Unrealized gains (losses) from sales of products	-	-	105,879	-
Fair value of bonds	-	-	3,684	-
Severance indemnity	-	-	-	4,483
Hedging	-	-	-	22,890
Inventory of products, spare parts and supplies	37	-	14,990	-
Research and development expenses	-	-	-	4,917
Tax losses	-	-	1,509	-
Capitalized interest	-	-	-	20,449
Expenses in assumption of bank loans	-	-	-	2,243
Unaccrued interest	-	-	215	-
Fair value of property, plant and equipment	-	-	-	2,743
Employee benefits	-	-	2,027	-
Royalty deferred income taxes	-	-	-	8,430
Other	186	-	8,039	-
Balance to date	223	-	146,121	271,566
Net balance	223	-	-	125,445

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	194

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.2	Income tax assets and liabilities as of December 31, 2012 are detailed as follows

	Net position, assets		Net position, liabilities
Description of deferred income tax assets	Assets	Liabilities	Assets	Liabilities
and liabilities	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation	-	-	-	114,151
Doubtful accounts impairment	16		4,045	-
Vacation accrual	9	-	2,633	-
Production expenses	-	-	-	54,747
Unrealized gains (losses) from sales of products	-	-	97,441	-
Bonds fair value	-	-	2,104	-
Employee termination benefits	-	-	-	3,036
Hedging	-	-	-	16,636
Inventory of products, spare parts and supplies	85	-	7,781	-
Research and development expenses	-	-	-	4,598
Tax losses	-	-	1,046	-
Capitalized interest	-	-	-	17,461
Expenses in assumption of bank loans	-	-	-	1,855
Unaccrued interest	-	-	386	-
Fair value of property, plant and equipment	-	-	1,539	-
Employee benefits	-	-	1,177	-
Royalty deferred income taxes	-	-	-	10,035
Other	194	-	5,773	-
Balance to date	304	-	123,925	222,519
Net balance	304	-	-	98,594

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	195

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.3	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2012 and December 31, 2011, tax loss carryforwards (NOL carryforwards) are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$

Chile	1,509	1,046
Other countries	-	-

Other countries	1,509	1,046

Tax losses as of December 31 correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., Exploraciones Mineras e Isapre Norte Grande Ltda.

d.4	Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of December 31, 2012 and December 31, 2011 are as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOL’s)	139	139
Doubtful accounts impairment	81	81
Inventory impairment	1,020	1,020
Pensions plan	(536)	(536)
Accrued vacations	29	29
Depreciation	(57)	(57)
Depreciation	(19)	(19)

Balances to date	657	657

Tax losses mainly relate to the United States, and they expire in 20 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	196

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.5	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2012 and December 31, 2011 are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	98,290	100,416
Increase (decrease) in deferred taxes in profit or loss	28,512	(3,664)
Tax Recovery of first category credit absorbed by tax losses	-	1,756
Increase (decrease) in deferred taxes in equity	(1,580)	(218)

Balances to date	125,222	98,290

d.6	Disclosures on income tax expense (income)

The Company recognizes current tax and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	197

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

Current and deferred tax expenses (income) are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(187,715)	(181,424)
Adjustments to prior year current income tax	145	(1,950)

Current income tax expense, net, total	(187,570)	(183,374)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	(28,512)	3,664
Deferred tax expense (income) relating changes in tax rates or the application of new taxes	-	-
Deferred tax expense, net, total	(28,512)	3,664

Tax expense (income)	(216,082)	(179,710)

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(14,790)	(5,231)
Current income tax expense, domestic, net	(172,780)	(178,143)

Current income tax expense, net, total	(187,570)	(183,374)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	474	(651)
Deferred tax expense, domestic, net	(28,986)	4,315

Deferred tax expense, net, total	(28,512)	3,664

Income tax expense	(216,082)	(179,710)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	198

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.7	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference is not reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is not possible to meet for the following requirements:

(a)	Temporary differences are reversed in a foreseeable future; and

(b)	The Company has tax earnings, against which temporary differences can be used.

d.8	Disclosures on the tax effects of other comprehensive income components:

		12/31/2012
		ThUS$
Income tax related to components of other	Amount before	(Expense)
income and expense with a charge or credit to	taxes	income for	Amount
net equity	(expense) gain	income taxes	after taxes
Cash flow hedge	(6,236)	1,580	(4,656)

Total	(6,236)	1,580	(4,656)

		12/31/2011
		ThUS$
Income tax related to components of other	Amount before	(Expense)
income and expense with a charge or credit to	taxes	income for	Amount
net equity	(expense) gain	income taxes	after taxes

Cash flow hedge	(1,091)	218	(873)

Total	(1,091)	218	(873)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	199

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.9	Explanation of the relationship between expense (income) for tax purposes and accounting income.

In accordance with paragraph No. 81, letter c) of IAS 12, the Company has estimated that the method that discloses more significant information for the users of its financial statements is the reconciliation of tax expense (income) to the result of multiplying income for accounting purposes by the tax rate in force in Chile. This option is based on the fact that the Parent and its subsidiaries incorporated in Chile generate almost the total amount of tax expense (income) and the fact that amounts of subsidiaries incorporated in foreign countries have no relevant significance within the context of the total amount of tax expense (income.)

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile

	12/31/2012	12/31/2011
	ThUS$	ThUS$
	Income (expense)	Income (expense)

Consolidated income before taxes	873,451	733,829
Income tax rate in force in Chile	20%	20%

Tax expense using the legal rate	(174,690)	(146,766)
Effect of royalty tax expense	(25,486)	(24,487)
Tax effect of non-taxable revenue	7,419	6,865
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(3,091)	(2,548)
Tax effect of tax rates supported abroad	(5,265)	(3,173)
Effect on the tax rate arising from changes in the tax rate	-	-
Other tax effects from the reconciliation between the accounting income and tax expense (income)	(14,969)	(9,601)
Tax expense using the effective rate	(216,082)	(179,710)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	200

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 28 - Income Tax and Deferred Taxes (continued)

28.4	Income tax and deferred taxes, continued

d.10	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with tax regulations in force in the country of origin:

a)	Chile:

According to article 200 of Decree Law No. 830, the tax authority shall review for any deficiencies in its settlement and taxes turn giving rise, by applying a requirement of 3 years term from the expiration of the legal deadline when payment should have been made. Besides, this requirement was extended to 6 years term for the revision of taxes subject to declaration, when such declaration was not been filed or has been presented maliciously false.

b)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

c)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

d)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

e)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

f)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	201

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of asset	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
Current assets:
Cash and cash equivalents	BRL	20	22
Cash and cash equivalents	CLP	76,712	125,118
Cash and cash equivalents	CNY	181	300
Cash and cash equivalents	EUR	3,601	3,070
Cash and cash equivalents	GBP	70	14
Cash and cash equivalents	IDR	5	5
Cash and cash equivalents	INR	13	45
Cash and cash equivalents	MXN	720	29
Cash and cash equivalents	PEN	75	16
Cash and cash equivalents	YEN	1,369	2,292
Cash and cash equivalents	ZAR	7,421	5,450
Subtotal cash and cash equivalents		90,187	136,361
Other current financial assets	CLP	182,427	129,069
Subtotal other current financial assets		182,427	129,069
Other current non-financial assets	ARS	29	35
Other current non-financial assets	AUD	-	91
Other current non-financial assets	BRL	5	4
Other current non-financial assets	CLF	23	22
Other current non-financial assets	CLP	42,378	46,366
Other current non-financial assets	CNY	29	16
Other current non-financial assets	EUR	8,534	4,504
Other current non-financial assets	INR	-	17
Other current non-financial assets	MXN	736	606
Other current non-financial assets	PEN	55	37
Other current non-financial assets	YEN	15	-
Other current non-financial assets	ZAR	702	1,443
Subtotal other current non-financial assets		52,506	53,141
Trade and other receivables	AUD	14	-
Trade and other receivables	BRL	58	41
Trade and other receivables	CLF	826	1,172
Trade and other receivables	CLP	78,112	107,973
Trade and other receivables	CNY	2,014	1,811
Trade and other receivables	EUR	47,962	60,382
Trade and other receivables	GBP	399	488
Trade and other receivables	MXN	200	141
Trade and other receivables	PEN	114	211
Trade and other receivables	ZAR	16,004	16,004
Subtotal trade and other receivables		145,703	188,223
Receivables from related parties	AED	-	379
Receivables from related parties	CLP	1,154	999
Receivables from related parties	EUR	34	150
Receivables from related parties	YEN	28	93
Receivables from related parties	ZAR	3,312	-
Subtotal receivables from related parties		4,528	1,621
Current tax assets	AUD	452	-
Current tax assets	CLP	457	590
Current tax assets	EUR	72	70
Current tax assets	INR	5	-
Current tax assets	MXN	698	6
Current tax assets	PEN	363	239
Current tax assets	YEN	135	34
Subtotal current tax assets		2,182	939
Total current assets		477,533	509,354

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	202

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of asset	Currency	12/31/2012 ThUS$	12/31/2011 ThUS$
Non-current assets:
Other non-current financial assets	BRL	30	30
Other non-current financial assets	CLP	20	20
Other non-current financial assets	EUR	-	3
Other non-current financial assets	YEN	54	61
Subtotal other non-current financial assets		104	114
Other non-current non-financial assets	BRL	219	238
Other non-current non-financial assets	CLP	624	477
Subtotal other non-current non-financial assets		843	715
Non-current rights receivable	CLF	602	362
Non-current rights receivable	CLP	709	709
Subtotal non-current rights receivable		1,311	1,071
Equity-accounted investees	AED	17,044	14,236

Equity-accounted investees	CLP	1,656	1,444
Equity-accounted investees	EGP	-	1,270
Equity-accounted investees	EUR	8,495	3,102
Equity-accounted investees	INR	683	785
Equity-accounted investees	THB	1,608	1,561
Equity-accounted investees	TRY	15,431	12,256
Subtotal equity-accounted investees		44,917	34,654
Intangible assets other than goodwill	CLP	170	42
Intangible assets other than goodwill	CNY	6	-
Subtotal intangible assets other than goodwill		176	42
Property, plant and equipment	CLP	3,639	3,264
Subtotal property, plant and equipment		3,639	3,264
Total non-current assets		50,990	39,860
Total assets		528,523	549,214

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	203

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		12/31/2012			12/31/2011
Class of liability	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Current liabilities
Other current financial liabilities	CLF	5,967	7,465	13,432	3,906	6,640	10,546
Other current financial liabilities	CLP	1,265	1,470	2,735	1,217	799	2,016
Subtotal other current financial liabilities		7,232	8,935	16,167	5,123	7,439	12,562
Trade and other payables	ARS	1	-	1	3	-	3
Trade and other payables	BRL	71	-	71	320	-	320
Trade and other payables	CHF	155	-	155	221	-	221
Trade and other payables	CLP	132,037	35	132,072	115,694	236	115,930
Trade and other payables	CNY	1,642	-	1,642	1,821	-	1,821
Trade and other payables	EUR	18,983	279	19,262	12,265	181	12,446
Trade and other payables	GBP	142	-	142	24	-	24
Trade and other payables	INR	4	-	4	1	-	1
Trade and other payables	MXN	808	2	810	426	-	426
Trade and other payables	PEN	36	-	36	31	-	31
Trade and other payables	YEN	66	49	115	124	-	124
Trade and other payables	ZAR	1,810	-	1,810	2,831	108	2,939
Subtotal trade and other payables		155,755	365	156,120	133,761	525	134,286
Other short-term provisions	ARS	-	-	-	62	-	62
Other short-term provisions	BRL	17	1,606	1,623	-	1,459	1,459
Other short-term provisions	CLP	28	-	28	29	-	29
Other short-term provisions	EUR	248	-	248	140	-	140
Other short-term provisions	MXN	-	-	-	-	250	250
Subtotal other short-term provisions		293	1,606	1,899	231	1,709	1,940
Current tax liabilities	INR	5	-	5	-	-	-
Current tax liabilities	BRL	-	3	3	-	-	-
Current tax liabilities	CLP	-	2,660	2,660	-	2,129	2,129
Current tax liabilities	CNY	-	22	22	49	-	49
Current tax liabilities	EUR	-	2,742	2,742	-	2,011	2,011
Current tax liabilities	MXN	36	-	36	140	-	140
Current tax liabilities	YEN	-	-	-	-	386	386
Current tax liabilities	ZAR	-	55	55	-	109	109
Subtotal current tax liabilities		41	5,482	5,523	189	4,635	4,824
Current provisions for employee benefits	CLP	7,557	14,760	22,317	6,915	22,807	29,722
Current provisions for employee benefits	MXN	-	212	212	-	334	334
Subtotal current provisions for employee benefits		7,557	14,972	22,529	6,915	23,141	30,056

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	204

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2012			12/31/2011
Class of liabilities	Currency	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$	Up to 90 days ThUS$	Over 90 days up to 1 year ThUS$	Total ThUS$
Other current non-financial liabilities	ARS	,	,	,	-	-	-
Other current non-financial liabilities	BRL	12	44	56	12	44	56
Other current non-financial liabilities	CLP	9,561	26,714	36,275	7,464	36,006	43,470
Other current non-financial liabilities	CNY	26	-	26	12	-	12
Other current non-financial liabilities	EUR	637	-	637	631	-	631
Other current non-financial liabilities	MXN	250	103	353	1,331	53	1,384
Other current non-financial liabilities	PEN	70	-	70	118	-	118
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	ZAR	9	-	9	-	-	-
Subtotal other current non-financial liabilities		10,565	26,861	37,426	9,568	36,103	45,671
Total current liabilities		181,443	58,221	239,664	155,787	73,552	229,339

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	205

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 29 - Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		12/31/2012				12/31/2011
Class of liabilities	Currency	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$	Over 1 year up to 3 years ThUS$	Over 3 years up to 5 years ThUS$	Over 5 years ThUS$	Total ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	85,681	61,119	321,857	468,657	76,417	12,510	232,938	321,865
Other non-current financial liabilities	CLP	151,500	-	-	151,500	139,770	-	-	139,770
Subtotal other non-current financial liabilities		237,181	61,119	321,857	620,157	216,187	12,510	232,938	461,635
Deferred tax liabilities	CLP	-	-	43	43	57	-	56	113
Deferred tax liabilities	MXN	159	-	-	159	590	-	-	590
Subtotal deferred tax liabilities		159	-	43	202	647	-	56	703
Non-current provisions for employee benefits	CLP	-	-	33,766	33,766	-	-	27,573	27,573
Non-current provisions for employee benefits	MXN	-	-	132	132	-	-	520	520
Non-current provisions for employee benefits	YEN	-	-	532	532	-	-	94	94
Subtotal non-current provisions for employee benefits		-	-	34,430	34,430	-	-	28,187	28,187
Total non-current liabilities		237,340	61,119	356,330	654,789	216,834	12,510	261,181	490,525

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	206

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 30 – Consolidated Statement of Cash Flows

As established in Circular N°2058 of the Superintendence of Securities and Insurance, the statement of cash flow as of December 31, 2012, using the direct method, is presented as follows:

Direct Statement of Cash Flow

12/31/2012 ThUS$

Cash flows from (used in) operating activities

Classes of flows by operating activities

Flows from sales of goods and provision of services	2,387,979
Other flows from operating activities	-

Classes of payments

Payments to suppliers for the supply of goods and services	(1,492,399)
Other payments for operating activities	(8,396)
Dividends paid	-
Dividends received	15,126
Interests paid	(59,509)
Interests received	24,368
Reimbursed (paid) income taxes	(250,201)
Other incomes (outflows) of cash	33,238

Net Cash Flows from (used in) operating activities	650,206

Cash Flows from (used in) investing activities
Cash flows from the loss of control of subsidiaries or other businesses	961
Other payments to acquire stakes in joint ventures	(197)
Loans to related entities	(4,000)
Amounts from the sale of property, plant and equipment	2,050
Acquisition of Property, plant and equipment	(445,984)
Advances of cash and loans granted to third parties	(623)
Other incomes (outflows) of cash	(115,092)
Net Cash Flows from (used in) investing activities	(562,885)

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	207

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 30 - Consolidated Statement of Cash Flows (continued)

Direct Statement of Cash Flow

Statement of Cash Flow	12/31/2012 ThUS$
Cash Flows from (used in) financing activities

Amounts from the issuance of other capital instruments	-
Amounts from long-term loans	366,502
Amounts from short-term loans
Total amounts from loans	366,502
Payments of loans	(220,000)
Dividends paid	(334,762)
Other incomes (outflows) of cash	(9,437)

Net Cash Flows from (used in) financing activities	(197,697)

Net increase (decrease) in cash and cash equivalent before the effect of changes in exchange rate	(110,376)

Effects of variation in exchange rate on cash and cash equivalent	(10,263)
Net increase (decrease) of cash and cash equivalent	(120,640)

Initial balance of Cash and cash equivalent	444,992

Final balance of Cash and cash equivalent	324,353

Note 31 – Subsequent events

31.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries prepared in accordance with International Financial Reporting Standards for the period ended December 31, 2012 were approved and authorized for issuance by the Board of Directors at their meeting held on March 5, 2013.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	208

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 31 - Subsequent events (continued)

31.2	Disclosures on events occurring after the reporting date

Management is not aware of any other significant events that occurred between December 31, 2012 and the date of issuance of these consolidated financial statements that may significantly affect them.

31.3	Detail of dividends declared after the reporting date

As of the closing date of these financial statements, there are no dividends declared after the reporting date.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com	209

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf:	/s/ Ricardo Ramos R.

Ricardo Ramos R.

Chief Financial Officer

Date: April 11, 2013.

SQM Los Militares 4290, Las Condes, Santiago, Chile Tel: (56 2) 425 2000 www.sqm.com